Exhibit 2.1
Execution Version
AGREEMENT
AND
PLAN OF MERGER
by and among
SEMPRA ENERGY,
POWER PLAY MERGER SUB I, INC.,
ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC,
and
ENERGY FUTURE HOLDINGS CORP.
Dated as of August 21, 2017

Exhibits
Exhibit A	Plan of Reorganization
Exhibit B	Form of Oncor Letter Agreement
Exhibit C	New Holdco Equity Interests Terms
Exhibit D	Key Regulatory Terms
Exhibit E	Private Letter Ruling and Tax Opinions

TABLE OF DEFINED TERMS
(with page reference)

2017 Dividend	6	Company Disclosure Letter	9
Acceptable Confidentiality Agreement	53	Company Material Adverse Effect	10
Accessible Account Deposit	6	Company Material Contract	32
Acquisition Proposal	53	Company Notice	51
Action	19	Company Reports	15
Affiliate	10	Confidentiality Agreements	92
Agreement	1	Contract	15
Alternative Financing	74	Contributed Plan	20
Applicable Date	15	control	10
Applications	56	Costs	65
Approval Order	77	D&O Insurance	66
Approval Order Entry	87	Debt Commitment Letter	41
Assumed Pension Plan	21	Debt Financing	41
Assumed Plan	20	Debtors	1
Bankruptcy and Equity Exception	33	Definitive Agreements	73
Bankruptcy Code	1	Designated Officer	22
Bankruptcy Court	1	DGCL	4
Benefit Plans	20	DIP Facility	4
Berkshire	3	Discharged Plan	20
Berkshire Merger Agreement	3	Disclosure Statement	60
Bond Financing	74	Disclosure Statement Order	67
Burdensome Condition(s)	59	DiscOp OPEB Liabilities	63
Business Day	5	Dividend Reduction Amount	6
Cash Deposit Amount	6	E&P Allocation Ruling Request	71
CBA	13	Early Financing Date	76
Certificates of Merger	5	EFCH	10
Chapter 11 Cases	1	Effective Time	5
Closing	5	EFH Common Stock	12
Closing Date	5	EFH Confirmation Order	78
Closing Date Transactions	5	EFH Consideration	7
Code	1	EFH Contribution	2
Company	1	EFH Corporate Services	2
Company Acquisition Agreement	51	EFH Retirement Plan	21
Company Approvals	14	EFH Stakeholders	4
Company Board	14	EFIH	1

EFIH Stakeholders	4	Lenders	41
Employees	19	Licenses	23
Environment	24	Lien	13
Environmental Claim	24	Maximum Required New HoldCo Issuance	7
Environmental Law	25	Merger	4
Environmental Permits	24	Merger Sub	1
Equity Financing	75	Money Laundering Laws	34
ERCOT	11	Multiemployer Plan	21
ERCOT Protocols	31	NERC	31
ERISA	19	New DiscOp OPEB Plan	63
ERISA Affiliate	21	New HoldCo Equity Interests	6
ERISA Event	21	Non-Oncor Employee	63
ERISA Plan	20	Oncor Agreements	33
E-Side Debtors	1	Oncor Employee	64
Exchange Act	15	Oncor Entities	10
FCC	12	Oncor Holdings	10
FCC Approval	14	Oncor Holdings LLC Agreement	33
FCC/FERC Applications	55	Oncor Letter Agreement	4
Federal Power Act	14	Oncor LLC Agreement	33
Fee Letter	42	Oncor LLC Agreements	33
FERC	12	Parent	1
FERC Approval	14	Parent Approvals	36
Financing	75	Parent Material Adverse Effect	39
Financing Sources	41	Parent Reports	37
GAAP	11	Payable Dividend Amount	6
Governmental Entity	14	Pension Plan	20
Hazardous Substance	25	Person	5
HSR Act	14	Plan of Reorganization	1
HSR Filing	55	Prior PUCT Order	33
Indemnified Parties	65	Prior Supplemental Ruling Request	69
Initial IRS Submissions	69	Private Letter Ruling	69
Initial Ruling Request	69	PUCT	12
Initial Termination Date	84	PUCT Approval	14
Insurance Policies	31	PUCT Filing	55
Intellectual Property	30	PUHCA	43
Intended Tax-Free Treatment	69	Release	25
IRS	7	Remedial Action	25
IRS Submissions	69	Reorganized TCEH	2
IT Assets	30	Reorganized TCEH Contributions	2
Key Regulatory Terms	56	Reorganized TCEH Conversion	3
Knowledge	19	Reorganized TCEH Spin-Off	2
Laws	23	Representatives	49

Restructuring Documents	67	TCEH	1
Retained Subsidiaries	3	TCEH Contribution	2
RTOs	11	TCEH Effective Date	2
Sarbanes-Oxley Act	16	TCEH Finance	2
SEC	15	TCEH New Holdco	2
Securities Act	15	TCEH Plan	1
Separation Agreement	71	TCEH Preferred Stock Entity	2
Spin-Off Entities	2	TCEH Preferred Stock Sale	2
Split Participant Agreement	82	Termination Date	84
Split Participant Service	64	Termination Fee	88
Stakeholders	4	TRA	2
Subsidiary	9	TRA Rights	2
Superior Proposal	54	Transition Services Agreement	71
Supplemental IRS Submissions	69	TRE	11
Supplemental Ruling Request	69	Trust Certificates	7
Supplemental Rulings	69	Value Condition	7
Surviving Company	5	Vermont Insurance Approval	14
Tax	28	Vistra Energy	2
Tax Matters Agreement	82	Vistra Entities	34
Tax Return	28	WARN Act	29
Taxes	28	wholly owned Subsidiary	13
TBOC	4

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as hereinafter amended, modified or changed from time to time in accordance with the terms hereof, this “Agreement”), dated as of August 21, 2017, is by and among Energy Future Holdings Corp., a Texas corporation (the “Company”), Energy Future Intermediate Holding Company LLC, a Delaware limited liability company (“EFIH”), Sempra Energy, a California corporation (“Parent”), and Power Play Merger Sub I, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub”).
RECITALS
WHEREAS, on April 29, 2014, the Company and certain entities in which it, directly or indirectly, holds an equity interest, including TCEH and EFCH (each as defined below) and their respective Subsidiaries (as defined below) (collectively, the “Debtors”) commenced voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq. (as amended, the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which cases are currently pending before the Honorable Christopher S. Sontchi and jointly administered for procedural purposes only under Case No. 14-10979, and any proceedings relating thereto (collectively, the “Chapter 11 Cases”);
WHEREAS, the EFH Debtors and EFIH Debtors (as such terms are defined in the Plan of Reorganization) (collectively, the “E-Side Debtors”) continue to operate their respective businesses as debtors-in-possession under Sections 1107(a) and 1108 of the Bankruptcy Code;
WHEREAS, prior to the date hereof, the E-Side Debtors, on the one hand, and the TCEH Debtors (as such term is defined in the Plan of Reorganization) and certain other Debtors, on the other, separated from common ownership under the Company;
WHEREAS, subject to approval of this Agreement by the Bankruptcy Court, the Company, EFIH, Parent and Merger Sub have determined to engage in a strategic business combination as more fully set forth below;
WHEREAS, the E-Side Debtors will file a Chapter 11 plan of reorganization, as attached hereto as Exhibit A (as such plan may be further amended, modified or changed from time to time in accordance with the terms and conditions thereof and this Agreement, the “Plan of Reorganization”);
WHEREAS, under the plan of reorganization approved by the Bankruptcy Court on August 29, 2016 [D.I. 9421] (the “TCEH Plan”), on October 3, 2016, Texas Competitive Electric Holdings Company LLC, a Delaware limited liability company and then a wholly owned, indirect subsidiary of the Company (“TCEH”), and the other TCEH Debtors, together with certain other direct and indirect Subsidiaries of the Company identified in the TCEH Plan, were restructured in a transaction intended to qualify as a reorganization under Sections 368(a)(1)(G) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”) through a taxable transfer of certain assets to a separate

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subsidiary of Reorganized TCEH (the “TCEH Preferred Stock Entity”) in the TCEH Preferred Stock Sale (as defined below) (the steps in this clause, collectively, the “Reorganized TCEH Spin-Off”);
WHEREAS, in connection with the Reorganized TCEH Spin-Off, TCEH formed a new wholly-owned subsidiary, then-named TEX Energy LLC (n/k/a Vistra Energy Corp.) (“Reorganized TCEH” or “Vistra Energy”), that (a) was treated as disregarded from the Company for U.S. federal income tax purposes until the date on which the Reorganized TCEH Spin-Off was consummated (the “TCEH Effective Date”) and (b) was the “controlled corporation” in connection with the Reorganized TCEH Spin-Off. TCEH New Holdco (as defined below) was treated as disregarded from the Company for U.S. federal income tax purposes until the TCEH Effective Date, on which date certain assets of TCEH and the Company were transferred to TCEH New Holdco in connection with the TCEH Preferred Stock Sale;
WHEREAS, on the TCEH Effective Date, all claims against the TCEH Debtors, except for liabilities assumed by Reorganized TCEH or a subsidiary thereof pursuant to the TCEH Plan, were cancelled in connection with the Reorganized TCEH Spin-Off;
WHEREAS, (a) TCEH transferred all of TCEH’s interests in its Subsidiaries (excluding the stock of TCEH Finance, Inc., a Delaware corporation (“TCEH Finance”)) to Reorganized TCEH (the “TCEH Contribution”); and (b) the EFH Debtors transferred to Reorganized TCEH the equity interests in then-named EFH Corporate Services Company (“EFH Corporate Services”), then-named EFH Properties Company and the other Subsidiaries of EFH specified in the TCEH Plan and the Separation Agreement, and also contributed certain other assets and liabilities related to the TCEH Debtors’ operations, all as provided in the TCEH Plan and the Separation Agreement (such entities, together with TCEH and Reorganized TCEH and their respective Subsidiaries, the “Spin-Off Entities”, and such contributions by the EFH Debtors, collectively, the “EFH Contribution”, and the EFH Contribution, together with the TCEH Contribution, the “Reorganized TCEH Contributions”). In exchange for the Reorganized TCEH Contributions, TCEH received (a) all of the equity interests of Reorganized TCEH, (b) the net cash proceeds of the new Reorganized TCEH debt issued for cash, (c) the right to receive payments under a tax receivables agreement, if any (such agreement, the “TRA”, and such rights, the “TRA Rights”), and (d) the right to receive the net cash proceeds of the TCEH Preferred Stock Sale;
WHEREAS, immediately following the Reorganized TCEH Contribution but before the Reorganized TCEH Conversion (defined below), (a) Reorganized TCEH contributed the equity in certain of its subsidiaries (including one or more entities contributed to Reorganized TCEH in the EFH Contribution) to an entity formed before the TCEH Effective Date that elected to be treated as a corporation immediately following the TCEH Contribution but before the Reorganized TCEH Conversion (“TCEH New Holdco”) in exchange for all of the equity interests of TCEH New Holdco, including any common stock and preferred stock issued by TCEH New Holdco; and (b) immediately thereafter, and pursuant to a prearranged and binding agreement, Reorganized TCEH sold all of the preferred stock of TCEH New Holdco authorized to be issued by TCEH New Holdco to third party investors in exchange for cash, and Reorganized TCEH thereafter distributed the cash consideration attributable thereto to TCEH (the “TCEH Preferred Stock Sale”);

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WHEREAS, immediately after the TCEH Preferred Stock Sale, Reorganized TCEH converted to a Delaware corporation pursuant to applicable Law (as defined below) (the “Reorganized TCEH Conversion”);
WHEREAS, immediately following the Reorganized TCEH Conversion and as a condition to the effectiveness of the TCEH Plan with respect to the Spin-Off Entities, TCEH distributed or caused to be distributed in the Reorganized TCEH Spin-Off (a) all of the outstanding equity interests in Reorganized TCEH, (b) the new Reorganized TCEH debt, (c) cash proceeds of the TCEH Preferred Stock Sale, and (d) the TRA Rights;
WHEREAS, on July 7, 2017, the Company, EFIH, Berkshire Hathaway Energy Company (“Berkshire”), O.E. Merger Sub Inc., O.E. Merger Sub II, LLC, and O.E. Merger Sub III, LLC entered into that certain Agreement and Plan of Merger (the “Berkshire Merger Agreement”);
WHEREAS, Vistra Energy is currently the ultimate parent holding company of the Spin-Off Entities;
WHEREAS, pursuant to the TCEH Plan and as part of the EFH Contribution, the employees of EFH Corporate Services became the employees of Reorganized TCEH or one or more of its Subsidiaries;
WHEREAS, pursuant to the TCEH Plan, at the Effective Time (as defined below) the Company and the reorganized Company, as the case may be, and their Subsidiaries will not have, as applicable, any employees other than the employees of the Oncor Entities (as defined below);
WHEREAS, on or before the Closing Date, each of EFCH, TCEH, TCEH Finance, Inc., TXU Europe Limited and its Subsidiaries and each other Subsidiary of the Company (excluding only (a) EFIH and the Oncor Entities (as defined below), and (b)(i) LSGT Gas Company LLC, (ii) EECI, Inc., (iii) EEC Holdings, Inc., (iv) LSGT SACROC, Inc., (v) EFH Vermont Insurance Company and (vi) any other entities mutually agreed upon by Parent and the Company (the entities listed in clauses (b)(i) – (vi) collectively, the “Retained Subsidiaries”)) not already disposed of, wound down, or liquidated in accordance with applicable law shall be deemed dissolved without any further court or corporate action, including the filing of any documents with the Secretary of State for any state in which any such subsidiary is incorporated or any other jurisdiction;
WHEREAS, on August 15, 2017 the Company received an Alternative Proposal (as defined in the Berkshire Merger Agreement) from Parent that the Company Board has determined constitutes a Superior Proposal (as defined in the Berkshire Merger Agreement);
WHEREAS, the Company terminated the Berkshire Merger Agreement in accordance with its terms concurrently with the execution of this Agreement;
WHEREAS, the respective boards of directors (or similar governing bodies) of each of the Company, EFIH, Parent and Merger Sub have, by resolutions duly adopted, declared that the transactions contemplated by this Agreement, including the Merger (as defined below), are advisable, and approved and adopted this Agreement;

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WHEREAS, Parent, in its capacity as the beneficial owner of all of the common stock of Merger Sub, has approved and adopted this Agreement and the transactions contemplated by this Agreement;
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Plan of Reorganization, the applicable provisions of Chapter 10 of the Texas Business Organizations Code (the “TBOC”) and the Delaware General Corporation Law (the “DGCL”), as applicable, on the Closing Date at the Effective Time, Merger Sub shall merge with and into the reorganized Company (the “Merger”), with the reorganized Company surviving as a subsidiary of Parent;
WHEREAS, on the Closing Date, following the Merger, the Cash Deposit Amount (as defined below) shall be placed into a general escrow account within the EFH/EFIH Cash Distribution Account (as defined in the Plan of Reorganization) designated by the Company prior to the Closing to be distributed to the holders of claims and interests in EFIH (the “EFIH Stakeholders”) in accordance with the Plan of Reorganization and certain holders of claims and interests in the Company (the “EFH Stakeholders” and, collectively with the EFIH Stakeholders, the “Stakeholders”), all in accordance with the Plan of Reorganization;
WHEREAS, Parent, Merger Sub, Oncor and Oncor Holdings (each as defined below) intend to enter into a letter agreement (the “Oncor Letter Agreement”), substantially in the form of Exhibit B, in favor of and enforceable by, Parent and Merger Sub, pursuant to which Oncor and Oncor Holdings are agreeing to take certain actions in furtherance of the transactions contemplated herein;
WHEREAS, the Company, EFIH, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and
WHEREAS, the transactions contemplated by this Agreement are subject to the approval of this Agreement by the Bankruptcy Court, and will be consummated pursuant to the order confirming the Plan of Reorganization to be entered in the Chapter 11 Cases.
NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:
Article I
Accessible Account Deposit; Merger; Closing; Effective Time
Section 1.1    DIP Repayment. On the Closing Date, immediately subsequent to the Merger, Parent shall, or shall cause an Affiliate thereof to, contribute to EFIH sufficient funds to repay all outstanding “obligations” (as defined in the DIP Facility) owed under the EFIH first lien debtor-in-possession financing facility (the “DIP Facility”) and any fees and expenses related to such repayment to the extent required by the terms thereof (collectively, the “DIP Repayment”) (and EFIH shall use such funds solely for such purpose). Parent or an Affiliate thereof may make the DIP Repayment in respect of the DIP Facility on behalf of EFIH directly to the lenders or an agent thereof.

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Section 1.2    Merger. Upon the terms and subject to the conditions set forth herein, in accordance with the TBOC and the DGCL and pursuant to the Plan of Reorganization, at the Effective Time, the reorganized Company shall, and Parent shall cause Merger Sub to, effectuate the Merger pursuant to which the separate corporate existence of Merger Sub shall thereupon cease. The reorganized Company shall continue as the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the reorganized Company, with all of its and Merger Sub’s rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.
Section 1.3    RESERVED.
Section 1.4    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing (the “Closing”) of the Merger and the Accessible Account Deposit (as defined below) (collectively, the “Closing Date Transactions”), shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002, at 9:00 a.m. (Central Time) on (a) the third (3rd) Business Day (as defined below) or (b) such other date and time as mutually agreed in writing between the Company and Parent, in each case, following the day on which the last of the conditions set forth in Article VII is satisfied or waived in accordance with this Agreement (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” For purposes of this Agreement, the term “Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday, or a day on which banks are required or authorized to close in New York, New York and the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined below) or other entity of any kind or nature. At the Closing, Parent, Merger Sub, reorganized EFIH, and the reorganized Company shall execute and deliver all certificates, instruments and documents required to be executed and/or delivered by such Person and/or any of its Affiliates (as defined below) under this Agreement in order for the conditions to the other party’s obligations to consummate the Closing to be satisfied.
Section 1.5    Effective Time. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the reorganized Company and Parent will cause certificates of merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided under Section 252 of the DGCL and with the Secretary of State of the State of Texas as provided under Section 10.153 of the TBOC, as applicable (the “Certificates of Merger”), and shall take all such further actions as may be required by applicable Law to make the Merger effective. The Merger shall become effective as soon as reasonably practicable on the Closing Date (or at such other time as is mutually agreed to by the parties hereto in writing and specified in each of the Certificates of Merger) (such effective date and time, the “Effective Time”); and shall be immediately followed by the Accessible Account Deposit.
Section 1.6    Effects of the Merger. The effects of the Merger shall be as provided in this Agreement, the Plan of Reorganization and in the applicable provisions of the DGCL, the TBOC and other applicable Law. Without limiting the generality of the foregoing, at the Effective Time,

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all of the property, rights, privileges, powers and franchises of the reorganized Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the reorganized Company (to the extent not assumed by Reorganized TCEH or discharged under the Plan of Reorganization) and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
Section 1.7    Accessible Account Deposit. At the Closing, (a) Parent shall cause Merger Sub to deliver the Cash Deposit Amount by wire transfer of immediately available funds to the EFH Plan Administrator Board (as defined in the Plan of Reorganization), (b) subject to Section 1.8, the Company will send any cash held by the Company as of the Closing Date, by wire transfer of immediately available funds, to the EFH/EFIH Cash Distribution Account, and (c) EFIH will send any cash held by EFIH as of the Closing Date, by wire transfer of immediately available funds, to the EFH/EFIH Cash Distribution Account (such deposits in clause (a), clause (b) and clause (c) herein, the “Accessible Account Deposit”); provided, however, that in no event shall cash held by the Company or EFIH to the extent comprising any dividend paid by Oncor in respect of earnings or income for any period from and after January 1, 2018 be sent to the EFH/EFIH Cash Contribution Account, but instead shall be retained by the Company and its Subsidiaries. The EFH Plan Administrator Board shall distribute the amounts from the Accessible Account Deposit in accordance with the Plan of Reorganization. For the avoidance of doubt, the EFH Plan Administrator Board shall be entitled to create such sub-accounts in the EFH/EFIH Cash Distribution Account as necessary to consummate the transactions contemplated by the Plan of Reorganization. “Cash Deposit Amount” shall mean $9,450,000,000, less the DIP Repayment; provided, that the Cash Deposit Amount shall be reduced in accordance with Section 1.8; provided, further, that (i) it is expected that Oncor will pay a dividend to Oncor Holdings and that Oncor Holdings will pay such dividend to EFIH in respect of amounts earned by Oncor during the period starting as of October 1, 2017 and ending on December 31, 2017 (such a dividend, a “2017 Dividend”), (ii) if the Closing occurs prior to the payment of such 2017 Dividend to EFIH, then the Cash Deposit Amount shall be increased by an amount equal to seventy-five percent (75%) of the actual 2017 Dividend (the “Payable Dividend Amount”), and the Surviving Company shall deliver, or cause to be delivered, such Payable Dividend Amount by wire transfer of immediately available funds to the EFH/EFIH Cash Distribution Account within five (5) Business Days following receipt by EFIH of such 2017 Dividend, and (iii) if the Closing occurs at any time following the payment of any 2017 Dividend, then the Cash Deposit Amount shall be reduced by an amount equal to twenty-five percent (25%) of the actual 2017 Dividend (the “Dividend Reduction Amount”). In no event shall the amount deposited by Merger Sub pursuant to Section 1.7(a), plus the DIP Repayment, plus the value of the Trust Certificates issued pursuant to Section 1.8 exceed $9,450,000,000, plus, if applicable, the Payable Dividend Amount, or minus if applicable, the Dividend Reduction Amount.
Section 1.8    Adjustments for Equity Issuances.
(a)    To the extent that the applicable Stakeholders elect (or are required), in accordance with the Plan of Reorganization, to receive equity in New HoldCo (as defined in the Plan of Reorganization) (“New HoldCo Equity Interests”) in lieu of cash for all or a portion of their respective EFH Consideration or EFIH Consideration, as applicable, then such Stakeholders shall be required to contribute such New HoldCo Equity Interests to the

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Rollover Trust (as defined in the Plan of Reorganization) in return for Rollover Trust Certificates (as defined in the Plan of Reorganization) (“Trust Certificates”), and the Cash Deposit Amount shall, except to the extent otherwise provided in a Plan Supplement contemplated by Section 1.8(b), be reduced by an amount equal to the cash amount to which such Stakeholders would have otherwise been entitled absent such receipt of New HoldCo Equity Interests.
(b)    In the event the Internal Revenue Service (the “IRS”) indicates that it will not provide one or more of the required Supplemental Rulings unless the consideration payable to the EFH Stakeholders (the “EFH Consideration”) in accordance with the Plan of Reorganization and/or the consideration payable to the EFIH Stakeholders in accordance with the Plan of Reorganization (the “EFIH Consideration”) includes some (or an additional) amount of New HoldCo Equity Interests, then (i) Parent shall cause New HoldCo Equity Interests, to the extent permitted by applicable Law, to be issued to certain Stakeholders pursuant to the Plan of Reorganization, in an amount sufficient to obtain the Supplemental Rulings, and (ii) such Stakeholders that receive such New HoldCo Equity Interests shall immediately thereafter contribute such New HoldCo Equity Interests to the Rollover Trust (as defined in the Plan of Reorganization) in return for Trust Certificates; provided, however, that in the event the IRS indicates that (a) the amount of New HoldCo Equity Interests necessary to obtain the Supplemental Rulings is in an amount greater than the difference between (x) $2,500,000,000 and (y) the value of Trust Certificates issued to Rollover Trust Participants (as defined in the Plan of Reorganization) (the “Maximum Required New HoldCo Issuance”), or (b) the granting of New HoldCo Equity Interests and the contribution of such New HoldCo Equity Interests to the Rollover Trust (as defined in the Plan of Reorganization) in exchange for Trust Certificates is insufficient to obtain one or more Supplemental Rulings, then the Company, EFIH (to the extent any such New HoldCo Equity Interests are anticipated to be issued to EFIH Stakeholders), Merger Sub and Parent shall cooperate, work and negotiate in good faith to identify an alternative structure or issue such other amount and/or form of equity consideration necessary to obtain the Supplemental Rulings; provided, however, the terms and conditions of such alternative structure, the amount of equity consideration, and/or the terms or conditions of such equity interest other than Trust Certificates shall be subject to the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, for purposes of the final proviso to the preceding sentence, for the avoidance of doubt it shall not be unreasonable for Parent to withhold its consent to a proposal or structure that would require it to issue or cause the issuance of (a) any common stock or preferred stock or other equity interests of Parent, (b) New HoldCo Equity Interests in an amount that exceeds the Maximum Required New HoldCo Issuance, or (c) New HoldCo Equity Interests with terms that are different than as set forth on Exhibit C. In all cases, the Company, EFIH, and Parent each understand that any issuance of equity (including New HoldCo Equity Interests) is not intended to increase or decrease the overall amount of consideration received by EFH Stakeholders or EFIH Stakeholders or the total amount of merger consideration payable by Parent (the “Value Condition”). To the extent New HoldCo Equity Interests must be issued pursuant to this paragraph, the mechanics implementing this paragraph shall be included in a Plan Supplement document that is reasonably acceptable to the Company, EFIH, Merger

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Sub and Parent and the parties hereto shall take all steps necessary to effectuate the other transactions contemplated hereby.
ARTICLE II
Organizational Documents
of the Surviving Company
Section 2.1    Certificate of Formation; Bylaws.
(a)    At the Effective Time, the certificate of formation of the Merger Sub shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with its terms and as provided by applicable Law.
(b)    At the Effective Time, the bylaws of the Merger Sub shall be the bylaws of the Surviving Company until thereafter amended in accordance with their terms, the certificate of formation of the Surviving Company and as provided by applicable Law.
ARTICLE III
Directors and Officers of the Surviving Company
Section 3.1    Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of formation and bylaws of the Surviving Company.
Section 3.2    Officers. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and bylaws of the Surviving Company.
ARTICLE IV
Effect of the Merger on Capital Stock
Section 4.1    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the reorganized Company, reorganized EFIH, Parent, Merger Sub, or the sole stockholder of Merger Sub:
(a)    Common Stock. Each share of common stock of the Company, outstanding as of immediately prior to the Effective Time, shall be canceled and cease to exist.
(b)    Merger Sub. Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock of the Surviving Company, which shall be held directly or indirectly by Parent, and shall constitute the only issued and outstanding stock of the Surviving Company.

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ARTICLE V
Representations and Warranties
Section 5.1    Representations and Warranties of the Company. Except (i) as set forth in Oncor’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017, or any of its Current Reports on Form 8-K filed since December 31, 2016, in each case, filed with the SEC prior to the date hereof and to the extent the relevance of the disclosure of any item therein is reasonably apparent from the information disclosed (other than disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are cautionary, predictive or forward-looking in nature) (it being agreed that such disclosures shall not be exceptions to Section 5.1(b)(i) or Section 5.1(d)(i)), (ii) as set forth in any financial statement or filing with the SEC that is set forth in Section 5.1 of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”), or (iii) as set forth in the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to have been disclosed with respect to any other section or subsection of the Company Disclosure Letter to which the relevance of such item is reasonably apparent from the information disclosed; provided that no such disclosure shall be deemed to qualify Section 5.1(f)(i) or Section 6.1 unless expressly set forth in Section 5.1(f)(i) or Section 6.1, as applicable, of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, that:
(a)    Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease, use and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except (i) in the case of the Company’s Subsidiaries, other than EFIH, where the failure to be so organized, qualified or in good standing, or to have such power or authority, has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below), and (ii) in the case of EFH and EFIH, where the failure to be so qualified and in good standing as foreign corporation or other entity has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation or formation and bylaws or operating agreement or comparable governing documents.
As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided that, notwithstanding the foregoing, the Subsidiaries of the Company shall be deemed to include

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Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) and its Subsidiaries (including Oncor Electric Delivery Company LLC (“Oncor”)) (collectively, the “Oncor Entities”) and deemed to exclude (A) Energy Future Competitive Holdings Company LLC (“EFCH”), TCEH, Vistra Energy and their respective Subsidiaries (including the Spin-Off Entities) and (B) TXU Europe Limited and any entity directly or indirectly owned by TXU Europe Limited; (ii) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with, such Person; provided that, notwithstanding the foregoing, Affiliates of the Company shall be deemed to include the Oncor Entities and deemed to exclude (A) EFCH, TCEH, Vistra Energy and their respective Subsidiaries (including the Spin-Off Entities); (B) TXU Europe Limited and any entity directly or indirectly owned by TXU Europe Limited; (C) Texas Energy Future Capital Holdings LLC, a Delaware limited liability company; and (D) Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership; (iii) “control” (including the correlative terms “controlling,” “controlled by,” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and (iv) “Company Material Adverse Effect” means (A) any fact, event, change, effect, development, circumstance or occurrence that, individually or together with all other facts, events, changes, effects, developments, circumstances or occurrences, has had or would reasonably be expected to have a material and adverse effect on, or change in, the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole (for the avoidance of doubt any reference in any provision hereof to any item that “would have a Company Material Adverse Effect” or any similar phrase, shall be interpreted as “individually or in the aggregate, has had or would be reasonably expected to have, a Company Material Adverse Effect” (and such interpretation shall extend to the negative expression of such phrase, or any similar phrase, mutatis mutandis)), or (B) anything that prevents, materially restricts or materially impairs the Company or any of its Subsidiaries from consummating the Closing Date Transactions; provided, however, that, none of the following shall constitute or be taken into account in determining whether there has been or is a Company Material Adverse Effect:
(i)    (x) changes or developments in general economic or political conditions or the securities, credit or financial markets, in general, globally or outside of or in the U.S. or in the State of Texas or (y) changes that are the result of acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development (other than any such acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development that cause any physical damage or destruction to or render physically or operationally unusable any facility or property of the Company, EFIH or any of their respective Subsidiaries);
(ii)    any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity or by

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the Electric Reliability Council of Texas, Inc. (“ERCOT”) or the Texas Reliability Entity, Inc. (“TRE,” and, together with ERCOT, the “RTOs”);
(iii)    any condition or requirement attached to any order or approval issued by the Bankruptcy Court;
(iv)    changes or developments generally affecting electric transmission or distribution systems (other than changes or developments that render operationally unusable any facility or property of the Company, EFIH or any of their respective Subsidiaries);
(v)    changes or developments that are the result of factors generally affecting the industry in which the Company or its Subsidiaries operate;
(vi)    any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, regulators, financing sources or suppliers to the extent caused by the pendency or the announcement of the transactions contemplated by this Agreement and/or the Plan of Reorganization;
(vii)    changes, effects or developments to the extent relating to the entry into this Agreement, the performance of actions or obligations required to be taken by a party hereunder or consented to in writing by Parent, including any change in the Company’s or any of its Subsidiaries’ credit ratings to the extent resulting therefrom;
(viii)    changes or developments in U.S. generally accepted accounting principles (“GAAP”) or authoritative interpretation thereof after the date hereof;
(ix)    any failure by the Company or any of its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, in and of itself; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;
(x)    changes, effects or developments solely to the extent such changes, effects or developments affect the assets contributed to Reorganized TCEH or its Subsidiaries pursuant to the TCEH Contribution or the EFH Contribution or liabilities for which the Company and its Subsidiaries were fully and unconditionally discharged as of the TCEH Effective Date pursuant to the Plan of Reorganization;
(xi)    the mere existence, in and of itself, of the Chapter 11 Cases; and
(xii)    the inclusion or exclusion of any ruling in the Private Letter Ruling or any other aspect of the Private Letter Ruling;

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provided, further, that (x) facts, events, changes, effects, developments, circumstances or occurrences set forth in clauses (i) through (v) above (other than clause (iii) above) may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such matters, changes, effects or developments have a disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other entities engaged in the relevant business in Texas or other relevant geographic area and (y) any condition or requirement attached to any order or approval issued by the Public Utility Commission of Texas (the “PUCT”), the Federal Energy Regulatory Commission (the “FERC”) or the Federal Communications Commission (the “FCC”) that is necessary or was sought in order to consummate the transactions contemplated by this Agreement and/or the Plan of Reorganization shall not constitute, or be deemed to contribute to, a Company Material Adverse Effect.
(b)    Capital Structure.
(i)    The authorized capital stock of the Company consists of 2,000,000,000 shares of common stock no par value, of the Company (the “EFH Common Stock”) of which 1,669,861,379.02 shares of EFH Common Stock are outstanding as of the date hereof. All of the outstanding shares of EFH Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than up to 7,164,000 shares of EFH Common Stock issuable pursuant to the terms of outstanding awards under the Company Stock Plan outstanding as of the date hereof, there are no options to purchase shares of EFH Common Stock issued and outstanding. Except as set forth in this Section 5.1(b)(i) and Section 5.1(b)(i) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company, the reorganized Company, or any of their Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company, the reorganized Company, or any of their Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company, the reorganized Company or any of their Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
(ii)    Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, none of the Subsidiaries of the Company own any shares of EFH Common Stock. Section 5.1(b)(ii) of the Company Disclosure Letter sets forth a list of the Company’s Subsidiaries and the Company’s and each other Person’s equity interests in such Subsidiaries. Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, in the case of capital stock, and, in the case of equity securities that are not capital stock, the owners of such equity securities have no obligation to make capital contributions or other payments with respect to such equity

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securities under the organizational or governing documents of the applicable Subsidiary of the Company or under applicable Law or to make payments to creditors of the applicable Subsidiary of the Company solely by reason of ownership of such equity securities. Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, the ownership interests in each Subsidiary is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”), other than Liens permitted under and pursuant to EFIH’s debtor-in-possession credit facility and restrictions on transfer arising under applicable securities laws. Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person, other than any such commitment, arrangement or agreement with respect to, direct or indirect, wholly owned Subsidiaries of the Company or pursuant to a Contract (as defined below) binding on the Company or any of its Subsidiaries and set forth in Section 5.1(b)(ii) of the Company Disclosure Letter. For purposes of this Agreement, a “wholly owned Subsidiary” shall include any Subsidiary of the Company (or Parent) of which all of the shares of capital stock or other equity interests are owned by the Company (or Parent) or one or more wholly owned Subsidiaries of the Company (or Parent), as applicable.
(iii)    Except as set forth in Section 5.1(b)(iii) of the Company Disclosure Letter, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which any of the foregoing is bound relating to the voting or registration of any equity securities of the Company or any of its Subsidiaries.
(iv)    Except with respect to the right to vote on a plan of reorganization of the E-Side Debtors under the Bankruptcy Code in connection with the Chapter 11 Cases, no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote on any matters on which equity holders of the Company or its Subsidiaries may vote, are issued or outstanding.
(c)    Corporate Authority. Each of the Company and EFIH has all requisite corporate or limited liability company, as applicable, power and authority and has taken all corporate or limited liability company, as applicable, action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Closing Date Transactions to which it is a party and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of the Company and EFIH and subject only to entry of the Approval Order (as defined below), constitutes a valid and binding agreement of each of the Company and EFIH and no vote or consent of any equity holder of the Company or EFIH, or any other corporate or limited liability company action, is necessary to approve this Agreement or the transactions contemplated hereby on behalf of the Company and EFIH (other than the requisite votes

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for approval of the Plan of Reorganization under the Bankruptcy Code). This Agreement is enforceable against each of the Company and EFIH in accordance with its terms subject to entry of the Approval Order. The Board of Directors of the Company (the “Company Board”) has taken all action so that neither Parent nor Merger Sub will be an “affiliated shareholder” (as such term is defined in Section 21.602 of the TBOC) or prohibited from entering into or consummating a “business combination” (as such term is defined in Section 21.604 of the TBOC) with the Company as a result of the execution of this Agreement or the consummation of any of the transactions contemplated hereby. No other “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or regulation or any anti-takeover provision in the certificate of formation or bylaws of the Company is applicable to the transactions contemplated hereby.
(d)    Governmental Filings; No Violations; Certain Contracts.
(i)    Other than the filings, reports and/or notices to, and consents, registrations, approvals, permits and authorizations (A) pursuant to Section 1.5, (B) required as a result of facts and circumstances solely attributable to Parent or Merger Sub or any of their respective Affiliates, (C) in connection with the Chapter 11 Cases, (D) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or earlier termination of applicable waiting periods thereunder, (E) with the FERC pursuant to Section 203 of the Federal Power Act (the “Federal Power Act”) and the FERC’s regulations thereunder, and the approval of the FERC thereunder (the “FERC Approval”), (F) to or from the PUCT pursuant to authority asserted by the PUCT pursuant to the Public Utility Regulatory Act, the PUCT’s regulations thereunder and the approval of the PUCT thereunder (the “PUCT Approval”), (G) in connection with the issuance of the Private Letter Ruling in accordance with Section 7.1(f), (H) with the FCC for the assignment and/or transfer of control, as applicable, of radio licenses, including point-to-point private microwave licenses held by the Company and/or its Subsidiaries and the consent(s) of the FCC for such assignment and/or transfer of control (the “FCC Approval” and, together with the other items referred to in subsections (C) through (H) of this Section 5.1(d)(i), the “Company Approvals”), and (I) the approval of the Vermont Department of Financial Regulation with respect to the change of control of EFH Vermont Insurance Company (the “Vermont Insurance Approval”) and except as set forth in Section 5.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, arbitrator, court, regional reliability entity (including the TRE), ERCOT, or any other legislative, executive or judicial governmental entity, excluding in each case, the Bankruptcy Court (subject to the foregoing exclusion, each a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and EFIH and the consummation by the Company or any of its Subsidiaries of the Closing Date Transactions and the other transactions

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contemplated by this Agreement, except those which the failure to make or obtain has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
(ii)    The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company or any of its Subsidiaries of the Closing Date Transactions and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, or otherwise contravene or conflict with, the certificate of formation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.1(d)(i) and except as set forth in Section 5.1(d)(ii)(B) of the Company Disclosure Letter, with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation (or right of termination or amendment) or a default under, the creation or acceleration of any obligations under, the requirement of any consent under, the requirement of any loss of any benefit under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, credit agreement, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or any license from a Governmental Entity to which the Company or any of its Subsidiaries is subject, or (C) assuming compliance with the matters referred to in Section 5.1(d)(i) a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, cancellation, default, creation, acceleration, consent, loss or change that has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
(e)    Company Reports; Financial Statements.
(i)    Except as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, each of the Company and Oncor has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and other documents (including exhibits, financial statements and schedules thereto, and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended (the “Exchange Act”) or the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended (the “Securities Act”) or any Contract governing any indebtedness of the Company or Oncor requiring such filings to be made since December 31, 2013 (the “Applicable Date”) (such forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Except as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, each of the Company Reports, including any financial statements or schedules included therein, at the time of its filing or being furnished complied

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or, if not yet filed or furnished, will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to the Company Reports. Except as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, as of their respective dates (or, if amended prior to, or after, the date hereof, as of the date of such amendment), the Company Reports filed with or furnished to the SEC prior to the date hereof did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to the Company Reports. None of the Company Reports is, to the Knowledge (as defined below) of the Company, the subject of ongoing SEC review.
(ii)    Each of the consolidated balance sheets included in, or incorporated by reference into, the Company Reports, as amended prior to the date hereof (including the related notes and schedules thereto) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the financial position of the applicable entity and its consolidated Subsidiaries as of its date (and if amended, as of the date of the last such amendment prior to the date hereof) and each of the statements of consolidated income, comprehensive income, cash flows and shareholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules thereto), as finally amended prior to the date hereof, fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the financial position, results of operations and cash flows, as the case may be, of the applicable entity and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the lack of notes and to normal year-end adjustments), in each case in accordance with GAAP, except as may be noted therein. True and correct copies of each of the Company’s (x) annual audited financial statements (including consolidated balance sheets and statements of consolidated income, comprehensive income, cash flows and shareholders’ equity) as of and for the year ended December 31, 2016 and (y) unaudited financial statements for the six-month period ended June 30, 2017 (1) are set forth on Section 5.1(e)(ii) of the Company Disclosure Letter and (2) fairly present in all material respects the financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods set forth therein.
(iii)    Except as has not had, individually or in the aggregate, a material effect on the nature or reliability of the information disclosed in Oncor’s periodic reports filed under the Exchange Act, Oncor maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by it is recorded and

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reported on a timely basis to the individuals responsible for the preparation of its filings with the SEC and other public disclosure documents (including its chief executive officer and chief financial officer). Except as has not had, individually or in the aggregate, a material and adverse effect on the nature or reliability of the information disclosed in Oncor’s periodic reports filed under the Exchange Act or the Company’s financial statements as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, none of the Company or Oncor has disclosed, and is not required to disclose, based on its most recent evaluation prior to the date of this Agreement, to its outside auditors and the audit committee of its board of directors (or similar governing body): (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and (2) any fraud, known to it, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.
(iv)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, Oncor is in compliance with the applicable provisions of the Sarbanes-Oxley Act. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries is a party to, or has a commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports or the financial statements included therein.
(f)    Absence of Certain Changes.
(i)    Except as set forth in Section 5.1(f)(i) of the Company Disclosure Letter, since December 31, 2016 there has not occurred a Company Material Adverse Effect.
(ii)    Except as set forth in Section 5.1(f)(ii) of the Company Disclosure Letter, in accordance with the orders of the Bankruptcy Court or in connection with any actions taken to effectuate the Reorganized TCEH Spin-Off, (a) since December 31, 2016, and through the date of this Agreement, the Oncor Entities have conducted their respective businesses in the ordinary course of business and (b) since April 29, 2014, and through the date of this Agreement, the Company and its Subsidiaries (other than the Oncor Entities) have conducted their respective businesses in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court.

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Without limiting the foregoing, except as set forth in Section 5.1(f)(ii) of the Company Disclosure Letter, since December 31, 2016, in the case of the Oncor Entities, and since April 29, 2014, in the case of the Company and its Subsidiaries (other than the Oncor Entities), and, in each case, through the date of this Agreement, there has not been:
(1)    any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries, except for (A) dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company and (B) Oncor’s or Oncor Holding’s issuance of dividends or other distributions (as permitted by their respective limited liability company agreements, in each case in the ordinary course of business);
(2)    any material change in any non-Tax method of financial accounting or accounting practice by the Company or any of its Subsidiaries, other than as required by GAAP;
(3)    any material physical damage to, destruction to or other casualty loss with respect to any material asset, facility or property owned, leased or otherwise used by the Company, EFIH or any of their respective Subsidiaries, whether or not covered by insurance;
(4)    any material Tax elections or changes in Tax accounting methods by the Company or any of its Subsidiaries or any settlement or compromise by the Company or any of its Subsidiaries of any material Tax liability or refund if such action would result in the inclusion of any material item of income in, or the exclusion of any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date, other than with respect to adjustments, extensions, waivers, agreements, and any similar item agreed to in connection with any audit or other Tax proceedings disclosed in Section 6.1(a)(xiv) of the Company Disclosure Letter; or
(5)    any action taken by the Company or any of its Subsidiaries that the Company or any of its Subsidiaries, as applicable, would be prohibited from freely taking by Section 6.1(a) (subject to the exclusions set forth in Section 6.1(a)) or, in the case of Oncor Holdings or Oncor, the Oncor Letter Agreement (subject to the exclusions set forth in the Oncor Letter Agreement), in each case, if such action had been taken after the date hereof.
(g)    Litigation and Liabilities.

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(i)    Except as set forth on Section 5.1(g)(i) of the Company Disclosure Letter, there are no civil, criminal or administrative actions, suits, complaints, enforcement actions, penalty assessments, claims, hearings, arbitrations, investigations, inquiries, audits or other proceedings (formal or informal, public or non-public) (each an “Action”) pending or, to the Knowledge (as defined below) of the Company, threatened in writing against the Company or any of its Subsidiaries, in each case that has had or would have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 5.1(g)(i) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to or subject to the provisions of any judgment, settlement, order, writ, injunction, decree or award of the Bankruptcy Court or any other Governmental Entity specifically imposed upon the Company, any of its Subsidiaries or any of their respective businesses, assets or properties that, has had or would have, individually or in the aggregate, a Company Material Adverse Effect.
(ii)    Except as set forth on Section 5.1(g)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) asserted in connection with the Chapter 11 Cases, (B) set forth in the Company’s or Oncor’s consolidated balance sheet as of December 31, 2016, including the notes thereto, (C) incurred in the ordinary course of business (and, solely with respect to the Oncor Entities, incurred consistent with past practice) since December 31, 2016, (D) incurred in connection with the Closing Date Transactions or any other transaction or agreement specifically permitted by this Agreement or the Plan of Reorganization, (E) pursuant to any Company Material Contract (as defined below) (but not including any liability for breach thereunder), or (F) that have not had or would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Retained Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations that are set forth on Section 5.1(g)(ii) of the Company Disclosure Letter.
The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge after reasonable inquiry of those persons set forth in Section 5.1(g) of the Company Disclosure Letter.
(h)    Employee Benefits.
(i)    All material benefit and compensation plans, programs, policies or arrangements (as amended through the date hereof) covering current or former employees, officers, managers, members and directors of the Company and its Subsidiaries (the “Employees”) or any other individuals, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and employment, deferred compensation, change in control, non-competition, retention, termination,

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severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, agreements, programs, policies or arrangements sponsored, contributed to, or entered into by the Company or its Subsidiaries (the “Benefit Plans”) are listed in Section 5.1(h)(i) of the Company Disclosure Letter. Each Benefit Plan that (A) will continue to be sponsored, maintained and administered or otherwise remain the responsibility of the Surviving Company or its Subsidiaries following the Closing is listed in Section 5.1(h)(i)(A) of the Company Disclosure Letter as an “Assumed Plan,” (B) was transferred by the Company or its Subsidiaries as an active plan to Vistra Energy or one of its Subsidiaries as part of the Reorganized TCEH Contributions is listed in Section 5.1(h)(i)(B) of the Company Disclosure Letter as a “Contributed Plan,” and (C) whether pursuant to the Plan of Reorganization or otherwise, shall be terminated or rejected and all liabilities thereunder otherwise discharged on or prior to the Closing Date, is listed in Section 5.1(h)(i)(C) of the Company Disclosure Letter as a “Discharged Plan.”
(ii)    True and complete copies of all Assumed Plans and all amendments thereto have been made available to Parent and to the extent applicable, the following have also been made available to Parent: (A) any related trust agreement or other funding instrument; (B) the most recent determination or opinion letter issued by the IRS; (C) any summary plan description; and (D) for each of the following: (v) the most recent Form 5500 and attached schedules, (w) the three most recent audited financial statements, (x) the two most recent actuarial valuation reports related to an Assumed Plan, (y) the most recent annual non-discrimination and coverage compliance tests, and (z) third-party administration agreements and except as set forth in Section 5.1(h)(ii) of the Company Disclosure Letter vendor Contracts, in each case related to an Assumed Plan.
(iii)    All Assumed Plans are in compliance in all material respects with their respective terms and ERISA, the Code and other applicable Laws. Each Assumed Plan that is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has either received a favorable determination letter from the IRS, has applied to the IRS for such favorable determination letter or may rely on a favorable opinion letter issued by the IRS and, to the Knowledge of the Company, no circumstance exists that would be reasonably expected to result in the revocation of such determination or opinion letter. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material to the Company. All contributions to and premium payments in respect of any Assumed Plan have been timely made and there are no contributions or premium payments that are past due and owing, except as would not reasonably be expected to be material to the Company.

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(iv)    (A) Except as set forth in Section 5.1(h)(iv)(A) of the Company Disclosure Letter, none of the Assumed Plans (“Assumed Pension Plan”) is a Pension Plan subject to Title IV of ERISA or plan described in Section 4001(a)(3) of ERISA (“Multiemployer Plan”) and neither the Company nor any Person, trade or business that, together with the Company, is or was treated as a single-employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA (“ERISA Affiliate”) has, during any time in the six-year period preceding the Closing Date, contributed to, sponsored, maintained or administered or incurred any liability in respect of any Pension Plan or Multiemployer Plan that would reasonably be expected to result in material liability to Parent or the Oncor Entities (other than the EFH Retirement Plan and the Oncor Retirement Plan) after the Closing. Since the Applicable Date, no ERISA Event (as defined below) has occurred or is reasonably expected to occur with respect to any Assumed Pension Plan or the EFH Retirement Plan that would reasonably be expected to result in material liability to Parent or the Oncor Entities after the Closing. (B) Each Assumed Pension Plan and the EFH Retirement Plan has satisfied its minimum funding obligations under Sections 412 and 430 of the Code, or Section 302 of ERISA. For purposes of this Section 5.1(h)(iv), the term “ERISA Event” means any: (1) “reportable event” within the meaning of Section 4043 of ERISA and the regulations thereunder with respect to any Assumed Pension Plan or EFH Retirement Plan; (2) occurrence of any accumulated funding deficiency (whether or not waived with respect to such Pension Plan); (3) determination that such Pension Plan is, or is expected to be, in “at risk” status (within the meaning of Section 4010(d)(2) of ERISA); (4) imposition of any material liability to or on account of such Pension Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code; (5) institution of proceedings by the Pension Benefit Guaranty Corporation to terminate such Pension Plan or to appoint a trustee to administer any Assumed Pension Plan or EFH Retirement Plan; or (6) imposition of any Lien under the Code or ERISA on the assets of the Company in relation to such Pension Plan.
(v)    There is no material pending or, to the Knowledge of the Company, threatened claims, actions, suits, court or Governmental Entity proceedings, and arbitrations relating to the Assumed Plans, other than routine claims for benefits, that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries or to Parent. There are no pending or, to the Knowledge of the Company, threatened audits or investigations by any Governmental Entity involving any Assumed Plan that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries or to Parent.
(vi)    Except for any payments made at or prior to the Effective Time, none of the execution of this Agreement, the consummation of the transactions contemplated by this Agreement, nor a termination or resignation of employment following the Effective Time will result in an obligation of Parent, the Surviving Company, or any Subsidiary of the Surviving Company after the Effective Time with respect to any Non-Oncor Employee to severance pay or any material increase in

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severance pay. Except as set forth in Section 5.1(h)(vi) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (A) result in an obligation of Parent, the Surviving Company, or any Subsidiary of the Surviving Company with respect to any Designated Officer (as defined below) to severance pay or any material increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Assumed Plans, (C) obligate the Company or its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Assumed Plan due to any directors, officers or employees of the Company or its Subsidiaries, or (D) result in payment under any Assumed Plans that would not be deductible under Section 280G of the Code.
(vii)    All workers’ compensation insurance policies of the Oncor Entities are valid and effective and, except as set forth in Section 5.1(h)(vii) of the Company Disclosure Letter or that would not reasonably be expected to result in material liability to Parent or the Oncor Entities, there are no pending or, to the Knowledge of the Company, threatened material claims for workers’ compensation insurance.
(viii)    Each Assumed Plan provides benefits to only those employees, former employees and other participants who are eligible participants under the written terms of such Assumed Plan.
(ix)    Except for this Agreement, the Split Participant Agreement, the Discharged Plans, the certificates, articles of incorporation, by-laws, limited liability company operating agreements, and any other organizational document of Parent, the Company or any of the Company’s Subsidiaries and insurance policies maintained by Parent, the Company or any of the Company’s Subsidiaries for indemnification or advancement of expenses, neither Parent nor the Company or any of its Subsidiaries will have any obligations or liabilities with respect to any employees of Vistra Energy or its Subsidiaries or the Contributed Plans following the Closing Date.
The term “Designated Officer” when used in this Agreement shall mean those Oncor Employees set forth in Section 5.1(h) of the Company Disclosure Letter.
Notwithstanding any other provisions of this Agreement to the contrary, (1) the representations and warranties set forth in Section 5.1(h)(ii), (iii), (v), (vi)(B) and (C), and (viii) shall also apply with respect to the EFH Retirement Plan but only to the extent a breach of such representations or warranties could reasonably be expected to result in a material liability to Parent or the Oncor Entities, (2) each of the representations and warranties contained herein made with respect to the EFH Retirement Plan are made solely as of the TCEH Effective Date and (3) neither the Company nor EFIH is making any representations or warranties hereunder with respect to any Contributed Plans other than the EFH Retirement

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Plan and as described in Section 5.1(h)(ix) above. Except as provided in Sections 5.1(c), (e), (f), (g), (i), (k), (l), (n) and (r), the representations and warranties set forth in this Section 5.1(h) are the Company’s and its Subsidiaries’ sole and exclusive representations and warranties regarding employee benefit matters.
(i)    Compliance with Laws; Licenses. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, the businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, legally binding standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement or License of the Bankruptcy Court or any other Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except with respect to regulatory matters that are the subject of Section 6.3 hereof or are set forth in Section 5.1(i) of the Company Disclosure Letter, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, nor, to the Knowledge of the Company, has any Governmental Entity indicated in writing an intention to conduct the same or alleged in writing that the Company or any of its Subsidiaries is not in compliance with any applicable Law or License held by the Company or any of its Subsidiaries or which challenges or questions the validity of any rights of the holder of any such License, except for such investigations, reviews or allegations, the outcome of which have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, the Company and each of its Subsidiaries has obtained and possesses and is in compliance with all permits, certifications, approvals, registrations, clearances, consents, authorizations, franchises, variances, exemptions and orders issued or granted by the Bankruptcy Court or a Governmental Entity (“Licenses”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except those the absence of which have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, such Licenses are in full force and effect, and no suspension or cancellation of such Licenses is pending or, to the Knowledge of the Company, threatened in writing, except where such failure to be in full force and effect, suspension or cancellation has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
(j)    Environmental Matters. Except for such matters of the type referred to in clauses (i) through (iv) of this Section 5.1(j) that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect:
(i)    The Company and its Subsidiaries are in compliance with all applicable Environmental Laws (as defined below), and none of them has received any written communication since the Applicable Date from any Governmental Entity or any other Person that alleges that any of them is not or has not been in material compliance with Environmental Laws, which remains unresolved.

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(ii)    Each of the Company and its Subsidiaries has obtained and possesses all Licenses necessary under Environmental Laws for the ownership, operation and maintenance of its facilities and properties and the conduct of its business as presently conducted (the “Environmental Permits”), and all such Environmental Permits are in good standing, in full force and effect, no suspension or cancellation of such Environmental Permits is pending or, to the Knowledge of the Company, threatened in writing, and each of the Company and its Subsidiaries is in compliance with all terms and conditions of the Environmental Permits granted to it.
(iii)    Except as set forth in Section 5.1(j)(iii) of the Company Disclosure Letter, there is no Environmental Claim (as defined below) (A) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or (B) to the Knowledge of the Company, pending or threatened in writing against any real or personal property that the Company or any of its Subsidiaries owns, leases or operates.
(iv)    Except as set forth in Section 5.1(j)(iv) of the Company Disclosure Letter, there has been no Release (as defined below) of any Hazardous Substance that has resulted in, or would reasonably be expected to result in, (A) any Environmental Claim against the Company or any of its Subsidiaries or (B) any requirement under Environmental Law on the part of the Company or any of its Subsidiaries to undertake Remedial Action (as defined below).
(v)    To the Knowledge of the Company, the Company and its Subsidiaries have disclosed all current, known conditions relating to the business, operations, properties or assets of the Company or any of its Subsidiaries which, as of the date hereof, are reasonably expected to result in, individually, an obligation of the Company or any of its Subsidiaries to incur costs in excess of $5,000,000 for (A) installing pollution control equipment required under applicable Environmental Laws or (B) conducting Remedial Action.
Except as provided in Sections 5.1(e), (f), and (n), this Section 5.1(j) contains the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to the Environment, Environmental Laws, Environmental Permits, Environmental Claims, Releases, Remedial Action, or Hazardous Substances.
As used herein, the term “Environment” means any and all ambient air, indoor air, surface water and groundwater (including navigable water and wetlands), the land surface or subsurface strata or sediment and flora and fauna.
As used herein, the term “Environmental Claim” means any and all actions, suits, claims, demands, demand letters, directives, liens, written notices of noncompliance or violation by any Person, hearings, arbitrations, or other legal or administrative proceedings alleging potential liability under any Environmental Laws (including potential responsibility for or liability for enforcement costs, Remedial Action costs, natural resource damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting

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from (A) the presence, or Release or threatened Release into the Environment, or alleged presence, Release or threatened Release into the Environment, of any Hazardous Substance; or (B) any violation, or alleged violation, of any Environmental Law.
As used herein, the term “Environmental Law” means any and all Laws in effect on or prior to the Closing Date relating to (A) pollution, the protection of the Environment or the protection of human health and safety as it relates to exposure to Hazardous Substances or (B) the use, treatment, storage, transport, handling, release or disposal of any Hazardous Substances.
As used herein, the term “Hazardous Substance” means any chemical, material or substance listed, defined, designated or classified as, or included in the definition of, “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect under any applicable Environmental Law, including petroleum and any derivative or by-products thereof, asbestos or asbestos-containing materials, polychlorinated biphenyls and any other substance regulated pursuant thereto, or the presence or Release of, or exposure to which could reasonably be expected to form the basis for liability under any applicable Environmental Law, in each case because of its dangerous or deleterious properties or characteristics.
As used herein, the term “Release” means any spilling, emitting, leaking, pumping, pouring, emptying, injecting, escaping, dumping, disposing, discharging, migrating or leaching into, onto or through the Environment.
As used herein, the term “Remedial Action” means all actions required by a Governmental Entity or required under any Environmental Law, to (A) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Substance in the Environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Substance so it does not endanger the public health or welfare or the Environment; (C) perform pre-remedial studies and investigations or post remedial monitoring and care pertaining or relating to a Release; or (D) bring the applicable property into compliance with any Environmental Law.
(k)    Taxes.
(i)    The Company and each of its Subsidiaries (as used in this Section 5.1(k), “Subsidiaries” of the Company shall include TCEH, EFCH, TXU Europe Limited and any entity directly or indirectly owned by TCEH, EFCH or TXU Europe Limited, respectively); provided, however, that with respect to TXU Europe Limited and any entity directly or indirectly owned by TXU Europe Limited, any representation herein shall be limited to information actually known to officers of the Company primarily responsible for Tax matters and, for the avoidance of doubt, there shall be no duty of inquiry with respect to any such information, have (A) prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to

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be filed by any of them, and all such filed Tax Returns are complete and accurate in all material respects, and (B) timely paid all material Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(ii)    Except as set forth in Section 5.1(k)(ii) of the Company Disclosure Letter, there are no pending, or threatened in writing, audits (or other similar proceedings initiated by any Governmental Entity) in respect of Taxes due from or with respect to the Company or any of its Subsidiaries or Tax matters to which the Company or any Subsidiary is a party, which (if determined adversely to the Company) would have a material effect on the Company and its Subsidiaries. Except as set forth in Section 5.1(k)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has granted any extension of the period of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries for any taxable period that remains open to assessment.
(iii)    None of the Company or any of its Subsidiaries has participated in any listed transaction under Section 6011, 6111 or 6112 of the Code and the Treasury Regulations promulgated thereunder.
(iv)    None of the Company or any of its Subsidiaries has taken or agreed to take any action, and none of the officers of the Company responsible for Tax matters has actual information relating to any facts or circumstances, in each case, that would prevent or impede, or would reasonably be expected to prevent, impede or impair the Reorganized TCEH Spin-Off from having qualified as a reorganization within the meaning of Sections 368(a)(1)(G), 355 and 356 of the Code (if applicable).
(v)    Except pursuant to the Reorganized TCEH Spin-Off, none of the Company or any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).
(vi)    Except as set forth in Section 5.1(k)(vi) of the Company Disclosure Letter, there are no Tax sharing, indemnification or allocation agreements (or similar agreements) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than (A) the Tax Matters Agreement, (B) agreements between or among the Company and its Subsidiaries, which agreements are set forth in Section 5.1(k)(vi) of the Company Disclosure Letter, and (C) agreements the primary purpose of which is not the allocation or sharing of any Tax) and none of the Company or any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company, its Subsidiaries and the Spin-Off Entities) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law). The Tax Matters Agreement

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is in full force and effect and has not been amended, modified or waived in any respect. Neither the Company nor any of its Subsidiaries has taken or failed to take any action that constitutes a breach of any provision of the Tax Matters Agreement. Neither the Company nor any of its Subsidiaries is aware of any actions or failures to act by any other party to the Tax Matters Agreement that constitutes a breach of any provision of the Tax Matters Agreement.
(vii)    Other than as a result of adjustments agreed to in connection with any audit or other Tax proceedings disclosed in Section 6.1(a)(xiv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law), (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in any Treasury Regulation under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) or (D) election under Section 108(i) of the Code.
(viii)    The amount of net operating losses of the Company for federal income tax purposes as of December 31, 2016 that were available to and were used to offset taxable income and gain (as reasonably determined by the Company) (without limitation under Section 382 of the Code and after taking into account any reduction in such net operating losses (x) as a result of the recognition of any income that has previously been deferred under Section 108(i) of the Code and (y) under Sections 108 and 1017 of the Code) exceeded the sum of (i) the amount of taxable gain that resulted from the TCEH Preferred Stock Sale plus (ii) the excess, if any, of (A) the amount of liabilities deemed assumed for tax purposes by Reorganized TCEH over (B) the tax basis of the assets deemed contributed for tax purposes to Reorganized TCEH (after taking into account the TCEH Preferred Stock Sale), in each of clause (A) and (B), as a result of the Reorganized TCEH Contributions and the conversion of Reorganized TCEH to a corporation.
(ix)    The facts and statements set forth in the IRS Submissions (as defined below) are true, correct, and complete in all material respects except to the extent the facts and statements set forth in such IRS Submissions relate to transactions that are not contemplated by this Agreement.
(x)    The facts and statements set forth in PLR 201326006 were true, correct and complete in all material respects as of April 15, 2013. The facts and

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statements set forth in PLR 201644018 were true, correct and complete in all material respects as of October 3, 2016.
(xi)    The Company has used its reasonable best efforts to provide all material IRS Submissions to tax counsel to Parent and certain Parent tax personnel.
(xii)    Since the internal corporate transactions on April 15, 2013 to eliminate the excess loss account and a deferred intercompany gain, the Company has not taken any action to change the entity classification for U.S. tax purposes of any Debtor entity, by changing their legal form or otherwise; provided, however, that (i) Eagle Mountain Power Company LLC, a Debtor entity that is a disregarded entity for U.S. federal income tax purposes, was formed after April 15, 2013; (ii) Comanche Peak Nuclear Power Company LLC, a non-Debtor indirect subsidiary of TCEH, became a disregarded entity after April 15, 2013; (iii) certain entities were formed as subsidiaries of TCEH, information with respect to such subsidiaries having been provided to Parent; (iv) numerous restructuring steps were taken in connection with the Reorganized TCEH Spin-Off; and (v) certain internal restructuring steps have been, and may be, taken on or before the Effective Time, information with respect to such steps having been provided to and agreed to by Parent; provided, that, Parent shall not withhold such agreement to the extent Parent reasonably concludes such steps would not have a material risk of creating any liability for any Tax that would be allocated to the Company under the Tax Matters Agreement.
(xiii)    During the three-year period ending on the Closing Date, the Company has not taken any action (and, to its knowledge, none of its direct or indirect owners has taken any action) that has resulted in an ownership change of the Company within the meaning of Section 382(g) of the Code (including by treating the equity interests of the Company as becoming worthless within the meaning of Section 382(g)(4)(D) of the Code).
(xiv)    During the period since October 3, 2016, the Company has not and its Subsidiaries have not taken any action or failed to take any action (and, to its knowledge, none of its direct or indirect owners has taken any action or failed to take any action) that would prevent, impair or undermine the Intended Tax-Free Treatment.
For purposes of this Section 5.1(k), (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, margin, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes. This Section 5.1(k) and Section 5.1(h) contain

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the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to Tax matters.
(l)    Labor and Employment Matters. Except as set forth in Section 5.1(l) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) has agreed to recognize any labor union or labor organization, nor has any labor union or labor organization been certified, as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries; (ii) is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement with a labor union or labor organization (a “CBA”); or (iii) is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company, is any such proceeding threatened in writing in each case, that, individually or in the aggregate, has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. There is not now, nor has there been since the Applicable Date any labor strike, walk-out, work stoppage, slow-down or lockout, or any material labor dispute, involving the Company or any of its Subsidiaries nor, to the Knowledge of the Company, is any such dispute threatened in writing. To the Knowledge of the Company, there is no campaign being conducted to solicit cards from employees of the Company or any of its Subsidiaries to authorize representation by a labor organization. Neither the Company nor any of its Subsidiaries have closed any plant or facility or effectuated any layoffs of employees or implemented any early retirement, separation or window program since the Applicable Date, nor has any such action or program been announced for the future in any case that would reasonably be expected to give rise to any material obligation under the United States Worker Adjustment and Retraining Notification Act or any similar Law, or the rules and regulations thereunder (collectively, the “WARN Act”), except for any such obligation that was satisfied on or prior to December 31, 2016. To the Knowledge of the Company, all Persons who provide services to the Company or any of its Subsidiaries have been properly classified as exempt or non-exempt under the Fair Labor Standards Act and similar state Law and as employees or independent contractors for all purposes, including tax, employment law and employee benefit plan purposes, except for immaterial instances of mis-classification (if any). Except as set forth in Section 5.1(l) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance with all workplace health and safety Laws and there are no pending or threatened claims related to workplace health or safety or employment of any employees of the Company or any of its Subsidiaries, except in each case for such non-compliance or claims that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. No employee of the Company or any of its Subsidiaries is employed outside the United States.
(m)    Intellectual Property.
(i)    The Company and each of its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all Intellectual Property and IT Assets (each as defined below) necessary to conduct their respective businesses, all of which rights shall survive unchanged following the execution and delivery of this

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Agreement and the consummation of the transactions contemplated hereby, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
(ii)    (A) Except as set forth in Section 5.1(m) of the Company Disclosure Letter, the business of the Company and its Subsidiaries, as presently conducted and as conducted since the Applicable Date, have not infringed, diluted, misappropriated or otherwise violated any Intellectual Property (as defined below) of any other Person, and (B) no Person is infringing, diluting, misappropriating, or otherwise violating any Intellectual Property owned by the Company or its Subsidiaries, except, in each case, as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. There is no material civil, criminal or administrative actions, suits, complaints, enforcement actions, penalty assessments, claims, hearings, arbitrations, investigations, inquiries, audits or other proceedings (formal or informal, public or non-public) pending or, to the Knowledge of the Company, threatened in writing by a third party against the Company or any of its Subsidiaries that asserts infringement, misappropriation or violation of such third party’s Intellectual Property by the Company or any of its Subsidiaries or seeks to recover any damages or other relief in respect thereof.
(iii)    Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries complies with, and has complied with, all applicable Laws, consents and Contracts, and its own rules, policies and procedures, relating to privacy, data protection, and the collection and use of personal information or other data. There are no investigations or material actions currently pending concerning the data or privacy practices of the Company or any of its Subsidiaries. No material claims have been asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of any of the foregoing, and the consummation of the transactions contemplated by this Agreement will not result in any such violation.
(iv)    For purposes of this Agreement, the term “Intellectual Property” means all intellectual property and industrial property recognized under applicable Law, including trademarks, service marks Internet domain names, logos, trade dress, trade names and all goodwill associated therewith and symbolized thereby, inventions, discoveries, patents, trade secrets, copyrights and copyrightable works, software, databases, data (including customer, employee, technical, research and development and manufacturing data) and related items and (if applicable) any registrations, issuances and applications for registration or issuance of any of the foregoing. For purposes of this Agreement, the term “IT Assets” means all computers, computer systems, software, computer code, networks, firmware, middleware, hardware, servers, workstations, hubs, routers, databases and all other information technology equipment and assets.

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(n)    Insurance. Except as set forth in Section 5.1(n) of the Company Disclosure Letter, all casualty, public liability excess, professional liability, worker’s compensation liability, directors and officers liability, environmental and pollution liability, property and machinery breakdown and extra expense liability, fiduciary and employee benefits liability and other material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, have not had, or would not have a Company Material Adverse Effect. Except as set forth in Section 5.1(n) of the Company Disclosure Letter, to the Company’s Knowledge, there is no claim pending with respect to the Company or any of its Subsidiaries under any of the Insurance Policies that covers any of their respective businesses, assets or properties for more than $5,000,000. The coverage provided by such policies is of the kinds, in the amounts and provides protection against the risks, required to comply with applicable Law as it relates to the business of the Company and its Subsidiaries and the Company’s and its Subsidiaries’ obligations under existing Material Contracts, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
(o)    Energy Regulatory Matters. Except as set forth on Section 5.1(o) of the Company Disclosure Letter, the Company is a “holding company” under the Public Utility Holding Company Act of 2005 (including the regulations of the FERC thereunder) with a currently effective waiver of the accounting, record-retention and reporting requirements to the extent set forth in 18 C.F.R.§ 366.3(c). Oncor is subject to regulation (i) under Texas Law as a “public utility,” an “electric utility” and a “transmission and distribution utility” (as such terms are defined under the Texas Public Utility Regulatory Act, as amended and under the ERCOT Protocols (as defined below)) as a “transmission and/or distribution service provider” (as such term is defined in the ERCOT Protocols), (ii) by FERC as a “transmitting utility” under the Federal Power Act, and (iii) by FERC, the North American Electric Reliability Corporation (“NERC”) and the TRE as a “user, owner and operator of the bulk-power system” under Section 215 of the Federal Power Act, and its associated contracts, tariffs and other facilities listed in Section 5.1(o) of the Company Disclosure Letter are subject to FERC jurisdiction under FERC orders. As identified in Section 5.1(o) of the Company Disclosure Letter, Oncor also holds franchises granted by municipalities and other Governmental Entities for the placement of utility facilities in or along public rights of way. Except as set forth in Section 5.1(o) of the Company Disclosure Letter, the Company and its Subsidiaries are not parties to any ongoing regulatory proceedings at the PUCT or the FERC, and the Company and its Subsidiaries are not parties to any ongoing enforcement actions by the PUCT, the FERC, the TRE or the NERC, except for such regulatory proceedings and enforcement actions that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
As used in this Agreement, the term “ERCOT Protocols” means the documents adopted by ERCOT, including any attachments or exhibits referenced therein, as amended from time to time that contain the scheduling, operating, planning, reliability and settlement (including customer registration) policies, rules, guidelines, procedures, standards and

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criteria of ERCOT including all polices, guidelines, procedures, forms, and applications contained within the “Other Binding Documents” adopted by ERCOT.
(p)    Brokers and Finders. Except as set forth in Section 5.1(p) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has employed any agent, broker, finder or investment banker or incurred any liability for any brokerage, finders’ or other fee or commissions in connection with the Closing Date Transactions or the other transactions contemplated by this Agreement.
(q)    Real Property. Except as set forth in Section 5.1(q) of the Company Disclosure Letter, or as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have either good title, in fee or valid leasehold, easement or other rights, to the real property, including the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto, necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted free and clear of any Liens, options, rights of first refusal or other similar encumbrances. In the case of any such real property leased by the Company or any of its Subsidiaries, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, there exists no uncured breach or default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the landlord, under the applicable lease. There are no condemnation or eminent domain proceedings pending, or to the Knowledge of the Company threatened in writing, with respect to any real property that the Company or any of its Subsidiaries owns, leases or operates except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.
(r)    Company Material Contracts. Section 5.1(r) of the Company Disclosure Letter lists any Contract (other than a Contract filed as an exhibit to the Company Reports) (i) that would be required to be filed by the Company, EFIH or Oncor as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act), except for any such Contract that is a Benefit Plan, (ii) that imposes any material restriction on the right of the Company or any of its Subsidiaries to compete with any other Person or to engage or compete in any line of business or in any geographic area, or (iii) that, by its terms, (A) involves potential payments or obligations by or to the Company or any of its Subsidiaries in excess of (x) $10,000,000, in the case of the Company and its Subsidiaries other than the Oncor Entities, or (y) $150,000,000, in the case of the Oncor Entities, or (B) involves the grant to the Company or any of its Subsidiaries of any franchise or right to conduct business in any location or geographic area in which the total number of residential retail customers served by Oncor exceeds 50,000 customers or under which material revenues are generated by the Company or its Subsidiaries (each such Contract, including any Contracts entered into after the date hereof, which, if entered into prior to the date hereof, would have been required to be so listed, a “Company Material Contract”); provided, however, that the Company Material Contracts shall not be deemed to include any Contracts (I) if the rights and interests thereunder have been contributed to Reorganized TCEH pursuant to the TCEH Plan and the Company and its Subsidiaries do not have any

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obligation or liability in respect thereof or (II) that are to be fully and unconditionally terminated, discharged or rejected pursuant to the Plan of Reorganization (it being understood that the listing of any Contract in Section 5.1(r) of the Company Disclosure Letter shall not interfere with the ability for such Contract to be fully and unconditionally terminated, discharged or rejected pursuant to the Plan of Reorganization and on terms set forth therein if requested by Parent). Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (x) each Company Material Contract is in full force and effect unless terminated in accordance with its terms (assuming the due execution, authorization, and delivery by each other party thereto), (y) other than as a result of the filing of the Chapter 11 Cases, the Company and its Subsidiaries are not in breach of, or default under, the terms of such Company Material Contract and, to the Knowledge of the Company, no other party to a Company Material Contract is in breach of, or default under, the terms of such Company Material Contract, and (z) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, each other party to such Company Material Contracts in accordance with its terms subject, as to enforceability in the case of clauses (x) and (z), to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
(s)    Oncor Entities. Notwithstanding the covenants of the Company and EFIH set forth in Section 6.20, and without limiting those covenants, the Company and EFIH represent and warrant that the ability of the Company and EFIH to exercise control over the Oncor Entities, or cause the Oncor Entities to take any action, is only limited due to applicable Law (including the Prior PUCT Order) and the provisions set forth in the Investor Rights Agreement, the Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008 (as amended, the “Oncor LLC Agreement”), and the Oncor Holdings Second Amended and Restated Limited Liability Company Agreement dated as of November 5, 2008 (“Oncor Holdings LLC Agreement,” and collectively with the Oncor LLC Agreement, the “Oncor LLC Agreements” and the Oncor LLC Agreements together with the IRA, the “Oncor Agreements”). The “Prior PUCT Order” means the order issued by the PUCT on April 24, 2008 in PUCT Docket No. 34077.
(t)    Affiliate Transactions.
(i)    Except for (x) the services provided under the Transition Services Agreement and (y) the goods, services and applications described in Section 5.1(t) of the Company Disclosure Letter, since December 31, 2016, no Vistra Entity has directly or indirectly, (A) provided or received material services to or from the Company or any of its Subsidiaries (excluding the Vistra Entities) or (B) billed to, or purchased a material amount of goods or other assets from, the Company or any of its Subsidiaries (excluding the Vistra Entities).
(ii)    Except as otherwise set forth in the Transition Services Agreement and the agreements disclosed in Section 5.1(t) of the Company Disclosure Letter,

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there are no material written agreements or arrangements whereby (x) any of the Vistra Entities currently, directly or indirectly, licenses rights to use Intellectual Property to the Company or any of its Subsidiaries (excluding the Vistra Entities), or (y) the Company or any of its Subsidiaries (excluding the Vistra Entities) currently, directly or indirectly, licenses rights to use Intellectual Property to any of the Vistra Entities. “Vistra Entities” means collectively, Vistra Energy and its Subsidiaries.
(u)    Anti-Corruption; OFAC.
(i)    Since the Applicable Date, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers or employees nor any agent or other Person acting on behalf of the Company or any of its Subsidiaries, has: (a) used any funds of the Company or any of its Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expense, in each case relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (d) made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.
(ii)    The operations of the Company and its Subsidiaries are, and since the Applicable Date have been at all times, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar Laws (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of its Subsidiaries with respect to Money Laundering Laws is pending or, to the Knowledge of the Company, threatened in writing.
(iii)    Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers or employees nor any agent or other Person acting with authority on behalf of the Company or any of its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.
(v)    TCEH Release. Pursuant to paragraph 82(a) of the Order Confirming the Third Amended Joint Plan of Reorganization of Energy Future Holdings Corp., et al., Pursuant to Chapter 11 of the Bankruptcy Code as it Applies to the TCEH Debtors and EFH Shared Services Debtors, on the TCEH Effective Date, the TCEH Debtors, the EFH Shared Services Debtors, the Reorganized TCEH Debtors, and the Reorganized EFH Shared Services Debtors (each as defined in the TCEH Plan) provided a release to, among others, the Company and EFIH from the Claims and Causes of Action (as defined in the TCEH Plan) set forth in such paragraph 82.

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(w)    Berkshire and NEE Merger Agreement Termination. Prior to the execution and delivery of this Agreement by the Company and EFIH, the Company and EFIH have terminated (i) the Berkshire Merger Agreement, and (ii) that certain Agreement and Plan of Merger, by and among NextEra Energy, Inc., EFH Merger Co., LLC, EFIH, and the Company, dated as of July 29, 2016 (and as amended on September 18, 2016).
Section 5.2    Representations and Warranties of Parent and Merger Sub. Except as set forth in reasonable detail in Parent’s Annual Report on Form 10-K for the year ended December 31, 2016, Parent’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017 and Parent’s Current Reports on Form 8-K filed since December 31, 2016, in each case, filed with the SEC prior to the date hereof and to the extent the relevance of such disclosure of any item therein is reasonably apparent from the information disclosed (other than disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are cautionary, predictive or forward-looking in nature) (it being agreed that such disclosures shall not be exceptions to Section 5.2(a) and Section 5.2(d)(i)), Parent and Merger Sub each hereby represents and warrants to the Company and EFIH, as of the date hereof and as of the Closing Date, that:
(a)    Organization, Good Standing and Qualification. Each of Parent and Merger Sub is, and as of the Effective Time, each of New HoldCo, Intermediary HoldCo (each as defined in the Plan of Reorganization) and the Rollover Trust (as defined in the Plan of Reorganization) shall be, a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate, limited liability company, trust or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation, limited liability company or trust, as applicable, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing as a foreign corporation or other entity, has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent and Merger Sub have each made available to the Company a complete and correct copy of the certificate of formation and bylaws or comparable governing documents of each of Parent and Merger Sub, each as amended through the date hereof.
(b)    Capital Structure.
(i)    At the Effective Time, all of the outstanding New HoldCo Equity Interests (including any New HoldCo Equity Interests issued pursuant to Section 1.8) and all of the outstanding equity interests in Intermediary HoldCo will be duly authorized and validly issued, and the owners of such equity securities have no obligation to make capital contributions or other payments with respect to such equity securities under the organizational or governing documents of such Person or under applicable Law or to make payments to creditors of such Person solely by reason of ownership of such equity securities at the Effective Time. As of the Effective Time, all of the outstanding equity interests in Intermediary HoldCo will be directly owned

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by New HoldCo and, assuming all Stakeholders receiving New HoldCo Equity Interests contribute such New HoldCo Equity Interests to the Rollover Trust as required by the Plan of Reorganization, all of the outstanding New HoldCo Equity Interests will be directly owned by Parent, the Rollover Trust and/or the Non-Rollover Trust (each as defined in the Plan of Reorganization). Except as set forth in Section 1.8 or Exhibit C, there are, and at the Effective Time, there will be, no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate New HoldCo or Intermediary HoldCo to issue or sell any shares of capital stock or other equity securities of New HoldCo or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of New HoldCo or any of its Subsidiaries, and no securities or obligations evidencing such rights will be authorized, issued or outstanding except in connection with the Merger.
(ii)    Upon any issuance of Trust Certificates pursuant to Section 1.8, such Trust Certificates will be duly executed and delivered by the Rollover Trustee (as defined in the Plan of Reorganization) in accordance with the Rollover Trust Agreement (as defined in the Plan of Reorganization), and each Trust Certificate will be duly authorized and validly issued in accordance with the Rollover Trust Agreement and will be entitled to the benefits afforded by the Rollover Trust Agreement.
(c)    Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Oncor Letter Agreement, the Closing Date Transactions, or the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, the Oncor Letter Agreement and any other agreement contemplated herein to be entered into by Parent or Merger Sub. This Agreement and the Oncor Letter Agreement have been duly executed and delivered by each of Parent and Merger Sub (as applicable) and each constitutes a valid and binding obligation of Parent and Merger Sub (as applicable). This Agreement and the Oncor Letter Agreement are enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(d)    Governmental Filings; No Violations; Etc.
(i)    Other than the Vermont Insurance Approval, the FERC Approval, the PUCT Approval, the FCC Approval, and filings in respect thereof and the filings and/or notices (A) pursuant to Section 1.5, (B) required as a result of facts or circumstances solely attributable to the Company or its Subsidiaries, a direct or indirect change of control thereof, or the operation of their businesses, and (C) under the HSR Act (other than those items set forth in clauses (A) and (B), all such approvals being collectively the “Parent Approvals”), no notices, reports or other filings are

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required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, the Bankruptcy Court or any other Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Closing Date Transactions and the other transactions contemplated by this Agreement, except those the failure of which to make or obtain has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.
(ii)    The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation, certificate of formation or bylaws or comparable governing documents of Parent or Merger Sub; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; (C) any change in the rights or obligations of any party under any such Contracts; or (D) assuming compliance with the matters referred to in Section 5.2(d)(i), a violation of any Law to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B), (C) or (D) above, for any breach, violation, termination, default, creation, acceleration or change that has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.
(e)    Parent Reports; Financial Statements.
(i)    Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and other documents (including exhibits, financial statements and schedules thereto, and other information incorporated therein) required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act or any Contract governing any indebtedness of Parent requiring such filings to be made since the Applicable Date (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, including any financial statements or schedules included therein, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to the Parent Reports. As of their respective dates (or, if amended prior to, or after, the date hereof, as of the date of such amendment), the Parent Reports filed with or furnished to the SEC prior to the date hereof did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date hereof will

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not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to the Parent Reports. None of the Parent Reports is, to the knowledge of Parent, the subject of ongoing SEC review.
(ii)    Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports as amended prior to the date hereof (including the related notes and schedules) fairly presents in all material respects, or, in the case of Parent Reports filed after the date hereof, will fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of its date (and if amended, as of the date of the last such amendment prior to the date hereof) and each of the statements of consolidated income, comprehensive income, cash flows and shareholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules), as finally amended prior to the date hereof, fairly presents in all material respects, or in the case of Parent Reports filed after the date hereof, will fairly present in all material respects the financial position, results of operations and cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end adjustments), in each case in accordance with GAAP, except as may be noted therein.
(iii)    Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, in each case, in all material respects. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a material effect on the nature or reliability of the information disclosed in Parent’s periodic reports filed under the Exchange Act, (A) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents (including Parent’s chief executive officer and chief financial officer) and (B) Parent has not disclosed, and is not required to disclose, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s board of directors, and has not had, (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information in any material respect and (2) any fraud, known to Parent, whether or not material, that involves

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management or other employees who have a significant role in Parent’s internal controls over financial reporting.
(iv)    Except as has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is in compliance with the applicable provisions of the Sarbanes-Oxley Act. Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries is a party to, or has a commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Reports or the financial statements included therein.
(f)    Absence of Certain Changes. Since December 31, 2016, there has not occurred a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth in Parent’s consolidated balance sheet as of December 31, 2016, including the notes thereto, included in the Company Reports, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2016, (C) incurred in connection with the Closing Date Transactions or any other transaction or agreement contemplated by this Agreement, (D) pursuant to any Contract that would be required to be filed by Parent as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act, except for any such Contract that is a Benefit Plan) or that was or is material to the business, operations or financial condition of Parent and its Subsidiaries, taken as a whole (but not including any liability for breach thereunder), or (E) that has not had and would not have, individually or in the aggregate, have a Parent Material Adverse Effect.
For purposes of this Agreement “Parent Material Adverse Effect” means (i) any fact, event, change, effect, development, circumstance or occurrence that, individually or together with all other facts, events, changes, effects, developments, circumstances or occurrences, has had or would reasonably be expected to have a material and adverse effect on, or change in, the financial condition, business, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole, for the avoidance of doubt any reference in any provision hereof to any item that “would have a Parent Material Adverse Effect”, or any similar phrase, shall be interpreted as “individually or in the aggregate, has had or would be reasonably expected to have, a Parent Material Adverse Effect” (and such interpretation shall extend to the negative expression of such phrase, or any similar phrase, mutatis mutandis), or (ii) anything that prevents, materially restricts, or materially impairs Parent or Merger Sub from consummating the Closing Date Transactions; provided, however, that, none of the following

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shall constitute or be taken into account in determining whether there has been or is a Parent Material Adverse Effect:
(i)    (x) changes or developments in general economic or political conditions or the securities, credit or financial markets, in general, globally or outside of or in the U.S. or in the State of Texas or (y) changes that are the result of acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development (other than such acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development that cause any physical damage or destruction to or render physically or operationally unusable any facility or property of Parent, Merger Sub or any of their respective Subsidiaries);
(ii)    any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local regulatory Governmental Entity (including, for the avoidance of doubt, the RTOs);
(iii)    changes or developments generally affecting electric transmission or distribution systems (other than changes or developments that render operationally unusable any facility or property of Parent or Merger Sub or any of their respective Subsidiaries);
(iv)    changes or developments that are the result of factors generally affecting any industry in which Parent or its Subsidiaries operate;
(v)    any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Parent or any of its Subsidiaries with its customers, employees, regulators, financing sources or suppliers to the extent caused by the pendency or the announcement of the transactions contemplated by this Agreement or Plan of Reorganization;
(vi)    changes, effects or developments to the extent relating to the entry into this Agreement, the performance of actions or obligations required to be taken by a party hereunder or consented to in writing by the Company and EFIH, including any change in Parent’s or any of its Subsidiaries’ credit ratings to the extent resulting therefrom;
(vii)    changes or developments in GAAP or authoritative interpretation thereof after the date hereof; and
(viii)    any failure by Parent or any of its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, in and of itself, provided that the exception in this clause shall not prevent or otherwise

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affect a determination that any change, effect or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect;
provided, further, that (x) facts, events, changes, effects, developments, circumstances or occurrences set forth in clauses (i) through (iv) above may be taken into account in determining whether there has been or is a Parent Material Adverse Effect to the extent such matters, changes, effects or developments have a disproportionate and adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to other entities engaged in the relevant business in Texas or other relevant geographic area and (y) any condition or requirement attached to any order or approval issued by the PUCT, FERC or FCC that is necessary or was sought in order to consummate the transactions contemplated by this Agreement, and/or the Plan of Reorganization shall not constitute, or be deemed to contribute to, a Parent Material Adverse Effect.
(g)    Litigation. There are no civil, criminal or administrative actions, suits, complaints, enforcement actions, penalty assessments, claims, hearings, arbitrations, investigations, inquiries, audits or other proceedings (formal or informal, public or non-public) pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, in each case that, individually or in the aggregate, has had or would have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries is a party to or subject to the provisions of any judgment, settlement, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon Parent, any of its Subsidiaries or any of their respective businesses, assets or properties which, individually or in the aggregate, has had or would have a Parent Material Adverse Effect.
(h)    Financing. Concurrently with the execution of this Agreement, Parent has delivered to the Company and EFIH true, correct and complete copies of (A) an executed commitment letter, dated as of the date of this Agreement (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.21, the “Debt Commitment Letter”), from the lenders and each other Person (including, without limitation, each agent and arranger and any lenders who become party thereto by joinder or otherwise) party thereto (collectively, the “Lenders”), together with their respective Affiliates, officers, directors, employees, agents, equityholders, advisors and representatives and their respective successors and assigns involved in the Debt Financing (as defined below) or other financings in connection with the Debt Financing, including (without limitation) any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto (the “Financing Sources”) pursuant to which the Lenders or their respective Affiliates have agreed, subject to the terms and conditions thereof, to provide to Merger Sub the amount of indebtedness set forth therein (the debt financing of Merger Sub contemplated by the Debt Commitment Letter (including any debt securities to be incurred in connection with the Bond Financing (as defined below)), together with any permitted Alternative Debt Financing (as defined below), is collectively referred to in this Agreement as, the “Debt Financing”), and (B) the fee letter referred to in the Debt Commitment Letter (with solely the fee amounts, pricing caps and other economic “market flex” monetary terms redacted in a customary manner

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(none of which would adversely affect or reduce the amount or availability of the Debt Financing) (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.21, the “Fee Letter”). The Debt Commitment Letter has not been amended, restated, or otherwise modified or waived prior to the execution and delivery of this Agreement, and the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement, nor, as of the date hereof, is any such amendment, restatement, modification, withdrawal or rescission currently contemplated or the subject of current discussions. As of the execution and delivery of this Agreement, (i) the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles), (ii) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach, or a failure to satisfy a condition precedent, on the part of Parent or, to the knowledge of Parent, any other Person, under any term or condition of the Debt Commitment Letter or the Fee Letter, (iii) except as set forth in the Debt Commitment Letter or the unredacted portions of the Fee Letter, there are no conditions precedent to the obligation of the Financing Sources to provide the Debt Financing, and (iv) except as set forth in the Debt Commitment Letter or the unredacted portions of the Fee Letter, there are no contractual contingencies or other provisions under any agreement (including any side letters or similar arrangements) relating to the transactions contemplated by this Agreement to which Parent is a party that would permit the applicable Debt Financing Sources to reduce the total amount of the Debt Financing, respectively, or impose any additional fees or conditions precedent to the availability of the Debt Financing, respectively. As of the date of this Agreement, assuming the truth and accuracy of the representations and warranties of the Company and EFIH contained in this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Debt Commitment Letter or the Fee Letter at the time it is required to consummate the transactions contemplated hereunder, nor does Parent have knowledge, as of the date of this Agreement, that any of the Lenders or their respective Affiliates or Sponsors will not perform their respective funding obligations under the Debt Commitment Letter in accordance with its terms and conditions. Parent has caused any and all commitment fees or other fees required to be paid on or before the date of this Agreement pursuant to the terms of the Debt Commitment Letter and Fee Letter to be paid in full, and will cause any such amounts due on or before the Effective Time pursuant to such terms and the terms of this Agreement to be paid in full.  The funds available to Parent, at the Closing, shall be sufficient to pay the Cash Deposit Amount, the DIP Repayment and all other amounts payable pursuant to Section 1.7 by any of Parent, Merger Sub, the Surviving Company or EFIH, and Parent shall otherwise have sufficient cash available to pay all fees and expenses incurred by Parent in connection with the transactions contemplated hereby.
(i)    Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereunder.  All of the issued and outstanding equity interests

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of Merger Sub are validly issued and outstanding, and are, and at the Effective Time will be, directly or indirectly owned by Parent; provided, however, that immediately prior to the Effective Time, Merger Sub and New HoldCo will be owned directly or indirectly by Parent and one or more Delaware trusts, as described in the Plan of Reorganization. Except in connection with its formation, as contemplated by this Agreement and the Plan of Reorganization or otherwise relating to the Financing or the transactions contemplated hereunder, Merger Sub has not, and prior to the Effective Time will not have, engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
(j)    Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Effective Time.
(k)    Taxes. Merger Sub is classified as a corporation for U.S. federal income tax purposes.
(l)    Regulatory Status. Parent is a public utility holding company under the Public Utility Holding Company Act of 2005 (“PUHCA”). Merger Sub is not a public utility holding company under PUHCA. Neither Parent nor Merger Sub is a public utility under the Federal Power Act.
(m)    Oncor Entities. Parent and Merger Sub acknowledge that the ability of the Company and EFIH to exercise control over the Oncor Entities, or cause the Oncor Entities to take any action, is limited due to applicable Law (including the Prior PUCT Order) and the provisions set forth in the Oncor Agreements.
(n)    Claims. Neither Parent nor any of its Subsidiaries belongs to any Class of Claims (as such terms are defined in the Plan of Reorganization) against the E-Side Debtors.
(o)    Certain Subsidiaries. Parent and Merger Sub acknowledge and agree that, for purposes of determining the satisfaction of the condition set forth in Section 7.2(a), none of the representations and warranties of the Company and EFIH in this Agreement shall be deemed to be untrue, or fail to be true, due to the existence of any liability of a Spin-Off Entity or any other Subsidiary of the Company that will dissolve, liquidate, merge out of existence or be abandoned in accordance with the Plan of Reorganization and applicable Law, in each case which will be fully and unconditionally discharged at or prior to the Effective Time pursuant to the Plan of Reorganization or otherwise.
(p)    Disclaimer of Other Representations and Warranties. EACH OF PARENT AND MERGER SUB (INDIVIDUALLY AND ON BEHALF OF THEIR RESPECTIVE SUBSIDIARIES) ACKNOWLEDGES AND AGREES THAT NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR

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THE ONCOR LETTER AGREEMENT, AS APPLICABLE, OR IN ANY CERTIFICATE DELIVERED BY THE COMPANY OR ITS SUBSIDIARIES TO PARENT IN ACCORDANCE WITH THE TERMS HEREOF OR THE ONCOR LETTER AGREEMENT, AND SPECIFICALLY (BUT WITHOUT LIMITING THE GENERALITY OF THE FOREGOING) THAT NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO (X) ANY PROJECTIONS, ESTIMATES OR BUDGETS OF THE COMPANY AND ITS SUBSIDIARIES DELIVERED OR MADE AVAILABLE TO PARENT (OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES OR REPRESENTATIVES) OF FUTURE REVENUES, RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), CASH FLOWS OR FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE COMPANY AND/OR ANY OF ITS SUBSIDIARIES OR (Y) THE FUTURE BUSINESS AND OPERATIONS OF THE COMPANY AND/OR ANY OF ITS SUBSIDIARIES.
ARTICLE VI
Covenants
Section 6.1    Interim Operations.
(a)    Each of the Company and EFIH covenants and agrees as to itself and each of its Subsidiaries (other than the Oncor Entities) that, except (i) as otherwise specifically permitted or required by the provisions of this Agreement and the Plan of Reorganization, (ii) as Parent may approve in writing (such approval, not to be unreasonably withheld, delayed or conditioned), (iii) as is required by any applicable Law or any Governmental Entity; provided that, to the extent legally permissible, the Company or EFIH shall provide prompt written notice to Parent of any such requirement, (iv) as set forth in Section 6.1(a) of the Company Disclosure Letter, or (v) as required by the Bankruptcy Court in the Chapter 11 Cases without any of the E-Side Debtors having requested or applied (or having requested that any of their respective Affiliates make such request or application) for the Bankruptcy Court to impose such requirement (and with the Company and EFIH, to the extent requested by Parent prior to such imposition, having used commercially reasonable efforts to challenge such imposition before the Bankruptcy Court), in each case after the date hereof and prior to the earlier of the Termination Date (as defined below) and the Effective Time, each of the Company and EFIH shall, and shall cause each of their respective Subsidiaries (other than the Oncor Entities) to, conduct its business and the Chapter 11 Cases in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court and use its reasonable best efforts to preserve its business organizations intact, and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Notwithstanding the foregoing, from the date of this Agreement until the earlier of the Termination Date and the Effective Time, except (A) as otherwise specifically permitted or required by the provisions of this Agreement and the Plan of Reorganization, (B) as Parent may approve in writing (such approval, not to be unreasonably withheld, delayed or conditioned), (C) as is required by any applicable Law or any Governmental Entity, (D) as set forth in Section 6.1(a) of the Company Disclosure Letter, or (E) as required

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by the Bankruptcy Court in the Chapter 11 Cases without any of the E-Side Debtors having requested or applied (or having requested that any of their respective Affiliates make such request or application) for the Bankruptcy Court to impose such requirement (and with the Company and EFIH, to the extent requested by Parent prior to such imposition, having used commercially reasonable efforts to challenge such imposition before the Bankruptcy Court), each of the Company and EFIH will not and will not permit any of its respective Subsidiaries (other than the Oncor Entities) to:
(i)     adopt any change in its certificate of incorporation, bylaws, limited liability company agreement or other applicable governing instruments;
(ii)    merge or consolidate with any other Person;
(iii)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than the Plan of Reorganization;
(iv)    make any acquisition of any assets or Person for a purchase price individually or in the aggregate in excess of $10,000,000;
(v)    issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of any shares of its capital stock or other equity interests; other than (A) the issuance of shares of EFH Common Stock upon the settlement of awards currently outstanding under the Company Stock Plans (and dividend equivalents thereon, if applicable), (B) the issuance of equity interests by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or (C) pursuant to permitted borrowings under the DIP Facility or the modification, replacement, refunding, renewal, extension or refinancing of the DIP Facility or the modification, replacement, refunding, renewal, extension or refinancing thereof (provided that any modification, replacement, refunding, renewal, extension or refinancing shall not be for an amount greater than the then current outstanding principal amount thereof except by an amount equal to the unpaid accrued interest and premium thereon plus the reasonable amounts paid in respect of fees and expenses incurred in connection with such modification, replacement, refunding, renewal, extension or refinancing), or, securities convertible or exchangeable into or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities;
(vi)    make any loans, advances or capital contributions to, or investments in, any Person (other than in or to the Company or any direct or indirect wholly owned Subsidiary of the Company) individually or in the aggregate in excess of $10,000,000;

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(vii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock or other equity interests or take any action that would result in the Company or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;
(viii)    reclassify, split, combine or subdivide, directly or indirectly, any of its capital stock, equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity interests;
(ix)    repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any of its capital stock or equity interests or any securities of convertible into or exchangeable or exercisable for capital stock or equity interests, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests;
(x)    repurchase, redeem, defease, cancel, prepay, forgive, issue, sell, incur or otherwise acquire any indebtedness for borrowed money or any debt securities or rights to acquire debt securities, of the Company or any of its Subsidiaries other than pursuant to the Plan of Reorganization, or assume, guarantee or otherwise become responsible for such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), except for indebtedness for borrowed money (A) incurred or repaid under the DIP Facility or the modification, replacement, refunding, renewal, extension, repayment or refinancing (subject to clause (v) above) thereof, in each case, to the extent approved by the Bankruptcy Court in the Chapter 11 Cases, or (B) incurred by drawing under outstanding letters of credit;
(xi)    (A) grant to any Employee or any member of the board of directors (or similar governing body) or consultant any increase in compensation or benefits other than increases in the ordinary course of business, (B) grant to any Employee or any member of the board of directors (or similar governing body) or consultant any increase in change in control, severance or termination pay, (C) amend in any material respect or terminate any Assumed Plan or related agreement thereunder or establish, adopt, enter into any plan or related agreement that would be a Benefit Plan if in existence on the date hereof or with respect to any actions taken to terminate and wind-down any Discharged Plan or as otherwise required under the terms of this Agreement, (D) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Assumed Plan or EFH Retirement Plan or related agreement thereunder (or any plan or related agreement that would be an Assumed Plan if in existence on the date hereof); provided that with respect to the Discharged Plans, such actions may be taken that are in furtherance of the confirmation of a plan of reorganization or the termination and wind-down of

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such Discharged Plans, (E) grant any new awards, or amend any outstanding awards, under any Assumed Plan or related agreement thereunder (or any plan or related agreement that would be an Assumed Plan if in existence on the date hereof), or (F) enter into or amend any collective bargaining agreement or other agreement with a labor union, works council or similar organization, except in the case of the foregoing clauses (A) through (F) for actions required pursuant to the terms of any Benefit Plan, or required in accordance with the terms and conditions of this Agreement or applicable Law; provided, however, that following the date of this Agreement and notwithstanding anything to the contrary herein, the Company and EFIH may, and may permit any of their respective Subsidiaries to, hire any individual or engage any individual, as an interim employee through a third party staffing agency or as an independent contractor or consultant, with such engagements to end in all instances prior to the Effective Time, to the extent reasonably necessary for the Company’s operations, and may, notwithstanding anything contained in this Agreement to the contrary, provide compensation and benefits that, for all such persons as a group, (i) does not exceed $15,000,000 in the aggregate in any annual period and (ii) does not impose any liability on the reorganized Company and its Subsidiaries following the Closing;
(xii)    make or authorize any capital expenditure in an amount in excess of $1,000,000, in the aggregate, during any 12 month period;
(xiii)    make any material changes with respect to its financial accounting methods, principles, policies, practices or procedures, except as required by Law or by changes in GAAP;
(xiv)    make (excluding any elections made (a) in the ordinary course of business or (b) under Section 168(k) of the Code) or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, enter into any closing agreement with respect to any material Tax or refund, amend any material Tax Return, or surrender any right to claim a material Tax Refund of the Company or any of its Subsidiaries, in each case, other than with respect to any such actions agreed to in connection with any audit or other Tax proceedings disclosed in Section 6.1(a)(xiv) of the Company Disclosure Letter; provided, however, that the full details of any such actions shall be disclosed to Parent if such actions would result in the inclusion of any material item of income in, or the exclusion of any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date;
(xv)    waive, release, assign, settle or compromise any pending or threatened claim, action, suit or proceeding against the Company or any of its

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Subsidiaries other than settlements or compromises (A) that would result in the payment by the Company and its Subsidiaries of less than $10,000,000 in the aggregate, and (B) that do not entail the acceptance or imposition of any material restrictions on the business or operations of the Company or its Subsidiaries;
(xvi)    transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries with a fair market value in excess of $10,000,000 in the aggregate for all such actions, other than (A) sales of obsolete goods or equipment, or (B) cancellation of, abandonment of, allowing to lapse or expire, or the licensing or sublicensing of, material Intellectual Property, in each of (A) and (B), in the ordinary course of business consistent with past practice or in accordance with the Bankruptcy Code or the orders of the Bankruptcy Court; provided, however, that in no event shall the Company or any of its Subsidiaries (other than the Oncor Entities) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any capital stock or other equity interests of any of their respective Subsidiaries other than in connection with the modification, replacement, refunding, renewal, extension or refinancing (subject to clause (v) above) of the DIP Facility;
(xvii)    except as permitted by clause (v)(C) above, enter into, terminate (other than at the end of a term), renew or materially extend or amend any Company Material Contract or Contract that, if in effect on the date hereof, would be a Company Material Contract; or waive any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries or liability or obligation owing to the Company or any of its Subsidiaries, under any Company Material Contract or Contract that, if in effect on the date hereof, would be a Company Material Contract, other than pursuant to the Plan of Reorganization;
(xviii)    enter into any Contract that contains a change of control or similar provision that would require a payment to any Person counterparty thereto in connection with the consummation of the transactions contemplated by this Agreement that would not otherwise be due;
(xix)    fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries (other than the Oncor Entities) and their respective properties, assets and businesses in a form and amount consistent with past practice; or
(xx)    agree, authorize or commit to do any of the foregoing.
(b)    Notwithstanding anything in Section 6.1(a) to the contrary, the Company and its Subsidiaries may take commercially reasonable actions consistent with prudent industry practices that would otherwise be prohibited pursuant to Section 6.1(a) in order to prevent the occurrence of, or mitigate the existence of, an emergency situation involving

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endangerment of life, human health, safety or the Environment or the protection of equipment or other assets; provided, however, that the Company shall provide Parent with notice of such emergency situation and any such action taken by the Company or any of its Subsidiaries (other than the Oncor Entities) as soon as reasonably practicable after obtaining Knowledge thereof.
(c)    Except for actions required, or specifically permitted, under the terms of this Agreement or the Plan of Reorganization or as required by the Bankruptcy Code or the Bankruptcy Court in the Chapter 11 Cases without any of the Debtors having requested or applied (or having requested that any of their respective Affiliates make such request or application) for the Bankruptcy Court to impose such requirement (and with the Company and EFIH, to the extent requested by Parent prior to such imposition, having used commercially reasonable efforts to challenge such imposition before the Bankruptcy Court), and subject to Section 6.20, none of Parent, Merger Sub, the Company or EFIH shall intentionally take (or fail to take if required by this Agreement, the Plan of Reorganization, any Governmental Entity, the Bankruptcy Court, applicable Law or contractual obligation) or permit any of its Subsidiaries to take (or fail to take if required by this Agreement, the Plan of Reorganization, any Governmental Entity, the Bankruptcy Court, applicable Law or contractual obligation) any action that if taken (or failed to be taken) would reasonably be expected to prevent or impair in any material respect the consummation of the Closing Date Transactions.
(d)    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.
Section 6.2    Acquisition Proposals.
(a)    Alternative Proposals.
(i)    Notwithstanding anything to the contrary herein, during the period beginning at the date of this Agreement and continuing until the entry of the Approval Order, the Company and EFIH and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents or representatives (collectively, “Representatives”) shall have the right to: (x) solicit, initiate, encourage, induce or facilitate Acquisition Proposals, including by way of providing access to non-public information concerning the Company or its Subsidiaries to any Person pursuant to an Acceptable Confidentiality Agreement (as defined below); provided that, to the extent not previously made available to Parent, the Company and EFIH shall substantially concurrently make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided by or on behalf of the Company or any of its Subsidiaries (or the Oncor Entities to the extent Parent is aware of the Oncor Entities providing such information) to any such Person which was not previously made available to Parent or Merger Sub; (y) enter into, maintain or continue discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with

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or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations; and (z) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any such Acquisition Proposal which the Company Board or the board of managers of EFIH determines in good faith (after consultation with their independent financial advisor and outside legal counsel, and based on the advice of such counsel) is, or is reasonably likely to lead to, a Superior Proposal.
(ii)    Notwithstanding anything to the contrary herein, and subject to compliance with the other provisions of this Section 6.2, during the period beginning at the entry of the Approval Order and continuing until the entry of the EFH Confirmation Order, the Company and EFIH and their Representatives shall have the right to: (x) (A) continue discussions or negotiations with respect to Acquisition Proposals with any Person (provided, that such Person is a party to an Acceptable Confidentiality Agreement (as defined below)) that has submitted prior to the entry of the Approval Order a written indicative bid that the Company or EFIH is in active negotiations over at the time of the entry of the Approval Order, and (B) have discussions or negotiations with (or otherwise encourage or facilitate) any Person that submits an unsolicited bona fide written Acquisition Proposal that did not arise from a breach of this Section 6.2 which the Company Board or the EFIH board of managers determines in good faith (in each case, after consultation with their independent financial advisor and outside legal counsel, and based on advice of such counsel) is, or is reasonably likely to lead to a Superior Proposal; provided, that such Persons are party to an Acceptable Confidentiality Agreement; (y) provide access to non-public information concerning the Company or its Subsidiaries (including providing access to an online or physical dataroom) to any such Person; provided, that, to the extent not previously made available to Parent, the Company and EFIH shall substantially concurrently make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided by or on behalf of the Company or any of its Subsidiaries (or the Oncor Entities to the extent that Parent is aware of the Oncor Entities providing such information) to any such Person which was not previously made available to Parent or Merger Sub; and (z) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any such Acquisition Proposal which the Company Board or the board of managers of EFIH determines in good faith (after consultation with their independent financial advisor and outside legal counsel, and based on advice of such counsel) is a Superior Proposal.
(b)    Except as expressly permitted pursuant to Section 6.2(a), at the time of entry of the Approval Order the Company and EFIH shall, and shall cause their Subsidiaries (other than the Oncor Entities, subject to Section 6.20) to, and the Company, EFIH and such Subsidiaries shall cause their respective Representatives to, immediately (w) cease and cause to be terminated all existing discussions or negotiations with, and all ongoing solicitations of, any Person with respect to any Acquisition Proposal, (x) not to initiate, encourage, induce or facilitate any inquiry or proposal that is reasonably expected to lead to an Acquisition

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Proposal, (y) instruct the prompt return or destruction of all confidential information previously furnished to any Person by or on behalf of the Company or EFIH or their respective Subsidiaries in connection with an Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal (other than with respect to any Person that the Company and EFIH are permitted to continue to negotiate with pursuant to Section 6.2(a)(ii)), and (z) terminate all physical and electronic dataroom access previously granted to any Person by or on behalf of the Company or EFIH or their respective Subsidiaries in connection with an Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal (other than with respect to any Person that the Company and EFIH are permitted to continue to negotiate with pursuant to Section 6.2(a)(ii)), other than in each case, and solely in connection with this Agreement or any other proposal from Parent, the Company, its Subsidiaries and their respective Representatives.
(c)    Except as expressly permitted pursuant to Section 6.2(a), from the entry of the Approval Order until the earlier of the Termination Date or the Closing Date, the Company and EFIH shall not, and shall cause their Subsidiaries (other than the Oncor Entities, subject to Section 6.20) not to, and the Company, EFIH and such Subsidiaries shall cause their respective Representatives not to, (i) directly or indirectly solicit, initiate, encourage, or knowingly induce or knowingly facilitate any Acquisition Proposal, or any inquiry or proposal that is reasonably expected to lead to an Acquisition Proposal, or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person, any information with respect to, or cooperate in any way with any Person with respect to, any Acquisition Proposal, or any inquiry or proposal that is reasonably expected to lead to an Acquisition Proposal, other than in each case, and solely in connection with this Agreement or any other proposal from Parent, the Company, its Subsidiaries and their respective Representatives.
(d)    Except as set forth in Section 6.2(e), neither the Company Board nor the EFIH board of managers, nor any committee thereof shall allow the Company or EFIH, as the case may be, or any of their respective Subsidiaries (other than the Oncor Entities, subject to Section 6.20) to execute or enter into, any binding letter of intent, memorandum of understanding, term sheet, agreement or commitment (other than an Acceptable Confidentiality Agreement), that constitutes an Acquisition Proposal, or requires, or would reasonably be expected to cause, the Company or EFIH to terminate this Agreement (a “Company Acquisition Agreement”).
(e)    Prior to the Company or EFIH, as applicable, terminating this Agreement pursuant to Section 8.3(e) or Section 8.3(f), as the case may be, (A) the Company shall provide prior written notice to Parent of the submission of any Acquisition Proposal for which the Company or EFIH is prepared to terminate this Agreement at least three (3) Business Days prior to terminating this Agreement, which notice shall specify the material terms and conditions of any such Acquisition Proposal, the identity of the Person making such Acquisition Proposal and a copy of the most current draft of each Company Acquisition Agreement related thereto (“Company Notice”) (it being understood that neither

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the Company nor EFIH shall enter into any agreement or commitment which prohibits the Company or EFIH, as a condition of an Acquisition Proposal or as a condition to the submission of an Acquisition Proposal, from furnishing the Company Notice), and (B) the Company Board or the board of managers of EFIH, as the case may be, shall have determined in good faith (in each case, after consultation with its independent financial advisor and outside legal counsel, and based on advice of such counsel) that such Acquisition Proposal is a Superior Proposal, and after such three (3) Business Days the Company Board or the board of managers of EFIH, as the case may be, may terminate this Agreement pursuant to Section 8.3(e) or Section 8.3(f), as applicable and enter into a Company Acquisition Agreement, if concurrently with such termination, it determines in its sole discretion after consultation with its independent financial advisor and outside legal counsel, and based on advice of such counsel, that such Acquisition Proposal is a Superior Proposal and, that as a result, the failure to terminate this Agreement is inconsistent with its fiduciary duties. In determining whether to terminate this Agreement pursuant to Section 8.3(e) or Section 8.3(f), the relevant board shall take into account all changes to the terms of this Agreement proposed by Parent after the date hereof in response to such a Company Notice, and any other information deemed relevant or appropriate by such board. The obligations set forth in this Section 6.2(e) are in addition to those set forth in the other provisions of this Section 6.2, including for the avoidance of doubt Section 6.2(f).
(f)    Following the entry of the Approval Order, the Company or EFIH shall as promptly as reasonably practicable (i) and in any event before engaging in, or continuing, any material discussions with any Person (or its Representatives) who submits, or has submitted, an Acquisition Proposal, or providing material information to such Person (or its Representatives), enter into an Acceptable Confidentiality Agreement with such Person (to the extent an Acceptable Confidentiality Agreement is not already in effect with such Person), and advise Parent in writing of each such Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal (including any material changes to such material terms and conditions promptly after receipt thereof) and provide to Parent a copy of each Company Acquisition Agreement relating to such Acquisition Proposal and the identity of such Person and its Representatives; (ii) make available to Parent and Merger Sub any material information that it or its Representatives make available to each such Person described in preceding clause (i) or its Representatives which was not previously made available to Parent or Merger Sub, concurrently with the making available of such information to such Person or its Representatives; and (iii) inform Parent and Merger Sub of any material developments with respect to each Acquisition Proposal described in this sentence. The obligations set forth in this Section 6.2(f) shall apply with respect to any Acquisition Proposal submitted before or after the date hereof, and the Company and EFIH acknowledge and agree that, to the extent an Acquisition Proposal which meets the requirements for discussions or other actions to occur as contemplated by this Section 6.2 is submitted by or on behalf of a Person with whom the Company or any of its Subsidiaries has previously entered a confidentiality agreement, such obligations set forth in this Section 6.2(f) may require an amendment to such agreement in order for such Acquisition Proposal to be pursued by the Company or EFIH. To the extent that Parent or any of its Affiliates receive the identity of any other potential acquiror from the Company or EFIH pursuant to

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this Section 6.2, the recipient thereof shall maintain the confidentiality of such identity, and shall only share such identity with its legal advisors for purposes of receiving legal advice.
(g)    Notwithstanding anything to the contrary herein, during the period beginning at the date of the entry of the EFH Confirmation Order and continuing until the earlier of the Termination Date or the Closing Date, the Company and EFIH and their Representatives shall have the right to: (x) solicit, initiate, encourage, induce or facilitate Backup Plan Proposals, including by way of providing access to non-public information concerning the Company or its Subsidiaries to any Person pursuant to an Acceptable Confidentiality Agreement; (y) enter into, maintain or continue discussions or negotiations with respect to Backup Plan Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations; and (z) adopt, approve, recommend, or enter into a definitive agreement with respect to or propose to adopt, approve, recommend, or enter into a definitive agreement with respect to (publicly or otherwise) any such Backup Plan Proposal; provided, however, that the Company and EFIH shall use commercially reasonable efforts (x) to keep confidential any solicitation, negotiation, facilitation, and documentation by any Debtor of a Backup Plan Proposal, and (y) to enter into confidentiality agreements with any counterparty to any agreement regarding support for and/or financing of a Backup Plan Proposal, which confidentiality agreement provides that the existence and terms of such Backup Plan Proposal shall be kept confidential and shall not be publicly disclosed, except in each case to the extent required by applicable Law.
(h)    For purposes of this Agreement:
“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and, solely to the extent executed after the date of this Agreement, does not prohibit the Company or any of its Subsidiaries from providing information to Parent that Parent is expressly entitled to receive from the Company in accordance with this Section 6.2.
“Acquisition Proposal” means any inquiry, proposal or offer from or by a Person (other than Parent or any of its Subsidiaries and their respective agents and Representatives) with respect to (i) a merger, acquisition, consolidation, dissolution, equitization, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination or similar transaction involving the Company and/or one or more of its Subsidiaries, or (ii) any other transaction involving the Company and/or one or more of its Subsidiaries which results in the direct or indirect acquisition of more than 20% of the assets of the Company and its Subsidiaries on a consolidated basis or in the direct or indirect acquisition of more than 20% of the equity interests or voting power of the Company, EFIH or any of the Oncor Entities; provided, however, that a Backup Plan Proposal (as defined below) shall not constitute an Acquisition Proposal.

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“Backup Plan Proposal” means any inquiry, proposal or offer that (i) would constitute an Acquisition Proposal (including, for the avoidance of doubt, a standalone plan of reorganization negotiated with existing creditors of the Company or EFIH) and, (ii) by its terms, contemplates consummation or closing of such Backup Plan Proposal only after termination of this Agreement other than a termination arising as a result of the adoption, approval, recommendation, or entry into a definitive agreement with respect to such Backup Plan Proposal.
“Superior Proposal” means a bona fide Acquisition Proposal (except that references to 20% shall be changed to 50%) which the Company Board or the board of managers EFIH, as the case may be, determines in good faith would, if consummated, result in a superior transaction to the Company or EFIH, as applicable, than the transactions contemplated by this Agreement after consultation with its independent financial advisors and outside legal counsel, and based on advice of such counsel, and, taking into account (x) the likelihood and timing of consummation and (y) all material legal, financial (including the financing terms of any such proposal), conditionality, regulatory and other aspects of such proposal, in each case as compared to the transactions contemplated by this Agreement.
Section 6.3    Filings; Other Actions; Notification.
(a)    Cooperation.
(i)    The Company and EFIH, on the one hand, and Parent and Merger Sub, on the other hand, shall cooperate with each other and use, and shall cause their respective Subsidiaries (other than, with respect to the Company and EFIH, the Oncor Entities, subject to Section 6.20 and with respect to Parent, its regulated Subsidiaries and regulated controlled Affiliates) to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done, and assist and cooperate with the other parties and the Oncor Entities in doing, all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the Plan of Reorganization, as promptly as reasonably practicable, including negotiating, preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Plan of Reorganization. The Company agrees that, prior to the termination of this Agreement, it will not withdraw any Application (as defined below) made pursuant to the terms of this Agreement or the Plan of Reorganization without the prior written consent of Parent, such

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consent not to be unreasonably withheld, conditioned or delayed. The Company and Parent shall supply as promptly as reasonably practical any additional information and documentary material that may be requested by any Governmental Entity in connection with the Applications.
(ii)    The Company and Parent shall use their respective reasonable best efforts to make all filings required of the Company, EFIH, Parent and Merger Sub under the HSR Act in connection with the transactions contemplated by this Agreement which shall be filed as promptly as reasonably practicable, but in no event later than the later to occur of (A) forty-five (45) days after the date hereof and (B) two (2) Business Days following receipt of the Approval Order. The filing fees of the Company and Parent required under the HSR Act in connection with the Merger shall be at Parent’s sole cost and expense and any other filing fees in connection with any filing(s) under the HSR Act shall be at the cost and expense of the Person considered to be the “acquiring person” pursuant to the HSR Act in connection with such filing(s).
(iii)    Parent shall, pursuant to the Oncor Letter Agreement or otherwise, and the Company and EFIH shall, pursuant to Section 6.20 or otherwise, use their reasonable best efforts to cause Oncor to file with the FERC an application for the FERC Approval as promptly as reasonably practicable, but in no event later than the later to occur of (A) forty-five (45) days after the date hereof and (B) two (2) Business Days following receipt of the Approval Order.
(iv)    Each party shall, and shall cause its respective Subsidiaries (other than, with respect to the Company and EFIH, the Oncor Entities subject to Section 6.20 and with respect to Parent, its regulated Subsidiaries and regulated controlled Affiliates) to appear formally (including by providing testimony) or informally before the Bankruptcy Court or any other Governmental Entity if reasonably requested by the other party or required by the Bankruptcy Court or such Governmental Entity in connection with the transactions contemplated by this Agreement or the Plan of Reorganization.
(v)    Parent shall, pursuant to the Oncor Letter Agreement or otherwise, and the Company and EFIH shall, pursuant to Section 6.20 or otherwise, use their reasonable best efforts to cause Oncor to submit to the PUCT a single, integrated filing (on behalf of the parties) that requests prior approval by the PUCT of the transactions contemplated by this Agreement (the “PUCT Filing”) as promptly as practicable, but in no event later than the later to occur of (A) forty-five (45) days after the date hereof and (B) two (2) Business Days following receipt of the Approval Order.
(vi)    Notwithstanding anything in this Section 6.3 or otherwise in this Agreement, in connection with any filing under the HSR Act (the “HSR Filing”), the PUCT Filing or application submitted to the FCC or FERC with respect to the transactions contemplated by this Agreement (together, the “FCC/FERC

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Applications” and, together with the PUCT Filing and the HSR Filing, the “Applications”), the Company will not object to Parent leading, in close cooperation with Oncor and in cooperation with the Company, (A) the scheduling and conducting of all formal meetings with all Governmental Entities (and the staffs thereof), (B) the coordination and making of all Applications and filings with any Governmental Entity, and (C) the process for obtaining any consents, registrations, approvals, permits and authorizations of any Governmental Entity, in each case, as may be necessary or advisable to be made or obtained in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Closing Date Transactions and, subject to Section 6.20. Parent shall also have the right to reasonably determine the content, terms and conditions of such Applications (and any amendments or supplements thereto) and filings, but for the avoidance of doubt the PUCT Filing shall contain all of the key terms and undertakings set forth in Exhibit D hereto (the “Key Regulatory Terms”), and to resolve any investigation or other inquiry of any Governmental Entity (and the staffs thereof), including the PUCT, in each case, as may be necessary or reasonably advisable to be made or obtained (in the case of such applications or filings) or resolved (in the case of such investigations and other inquiries), in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Closing Date Transactions and, subject to Section 6.20. Prior to making any decisions pursuant to this Section 6.3(a)(vi), Parent shall consult and collaborate in good faith with the Oncor Entities and the Company and EFIH with respect to such decisions and consider in good faith the views of the Oncor Entities and the Company and EFIH.
(vii)    Subject to Laws relating to the exchange of information, Parent and Merger Sub, on the one hand, and the Company and EFIH, on the other hand, shall, and shall cause their respective Subsidiaries (other than the Oncor Entities) and controlled Affiliates (other than Parent’s regulated Subsidiaries and regulated controlled Affiliates) to, use their respective reasonable best efforts to provide the other a reasonable opportunity to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all material information that appears in any filing made with, or written materials submitted to, or oral presentations or testimony made to any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights and obligations, each of the Company, EFIH, Parent and Merger Sub shall act reasonably and as promptly as practicable.
(viii)    Parent and Merger Sub, on the one hand, and the Company and EFIH, on the other hand, agree not to schedule, to the extent reasonably practicable, any substantive meetings or substantive communications with any Governmental Entity or in pursuit of obtaining any necessary clearances pursuant to the HSR Act regarding the transactions contemplated by this Agreement or the Plan of Reorganization without giving the other party or its Representatives a reasonable opportunity to

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participate in such meeting or communication to the extent permitted by such Governmental Entity and to the extent with respect to matters involving any of the Applications, unless Parent reasonably believes that such participation would be imprudent provided that Parent may not exclude the Company or EFIH from any such meeting or communication if a Governmental Entity has requested that the Company or EFIH participate, and in any event the parties hereto shall keep each other reasonably apprised of all material substantive communications with Governmental Entities of which they are aware regarding the transactions contemplated by this Agreement or the Plan of Reorganization. Parent and Merger Sub, on the one hand, and the Company and EFIH, on the other hand, shall use their reasonable best efforts to obtain the PUCT Approval and the FERC Approval as expeditiously as possible.
(ix)    In the event that the Company and Parent agree in writing upon the use of common counsel or consultants with respect to the negotiation, preparation or filing of any necessary consent, registration, approval, permits and/or authorizations under this Section 6.3(a), they shall share equally the fees and expenses of such counsel and consultants.
(b)    Information. Subject to Section 6.3(f), the Company and EFIH, on the one hand, and Parent and Merger Sub, on the other hand, shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries and controlled Affiliates (other than, with respect to the Company, the Oncor Entities, subject to Section 6.20 and with respect to Parent, its regulated Subsidiaries and regulated controlled Affiliates), directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries (other than the Oncor Entities subject to Section 6.20 hereof) to or with any Governmental Entity in connection with the Applications.
(c)    Status. Subject to Section 6.3(f) and the instructions of the Bankruptcy Court or any other Governmental Entity, the Company and EFIH, on the one hand, and Parent and Merger Sub, on the other hand, shall keep the other reasonably apprised of the status of material matters relating to completion of the transactions contemplated by this Agreement or the Plan of Reorganization, including, upon reasonable request, promptly furnishing the other with copies of notices or other communications received by Parent or Merger Sub or the Company or EFIH, as the case may be, or any of their Subsidiaries (other than the Oncor Entities, subject to Section 6.20), from the Bankruptcy Court or any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement or the Plan of Reorganization. The Company and EFIH will also keep Parent reasonably and regularly advised of the status and progress of, and provide to Parent any information reasonably requested by Parent regarding, any other consents of the Bankruptcy Court or any other Governmental Entities required in connection with the implementation and consummation of the transactions contemplated by the Plan of Reorganization that are related to or could reasonably be expected to affect the transactions contemplated by this Agreement.

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(d)    Regulatory Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.3, each of the Company and EFIH and Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, the following actions:
(i)    the prompt provision to each and every federal, state, local or foreign court or Governmental Entity (including the FCC, the FERC and the PUCT) with jurisdiction over any Company Approvals or Parent Approvals of information and documents reasonably requested by any such court or Governmental Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement or the Plan of Reorganization;
(ii)    with respect to the HSR Filing, obtaining the expiration or earlier termination of any waiting period under the HSR Act applicable to the transactions contemplated by this Agreement, and with respect to the FCC Approval, the FERC Approval and the PUCT Approval and all other approvals and consents of a Governmental Entity, obtaining all such necessary approvals and avoiding the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment or Law that, individually or in the aggregate, would be reasonably likely to prevent, enjoin or otherwise prohibit, or materially impair, restrain or restrict, the transactions contemplated by this Agreement or the Plan of Reorganization, including Parent and Merger Sub, subject to the first sentence of the last paragraph of Section 6.3(e), taking all actions required by, and accepting all conditions and/or requirements imposed under the terms of any, consent, registration, order, approval or authorization issued by any Governmental Entity in connection with the transactions contemplated by this Agreement or the Plan of Reorganization to the extent that any such condition or requirement is a Key Regulatory Term or is not otherwise a Burdensome Condition; and
(iii)    in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement or the Plan of Reorganization unlawful or that would prevent, enjoin or otherwise prohibit, or materially impair, restrain or restrict, the transactions contemplated by this Agreement or the Plan of Reorganization, vacate, modify, reverse, suspend, prevent, eliminate, avoid, remove or comply with such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit prompt consummation of the transactions contemplated by this Agreement.
(e)    Acceptable Conditions. Notwithstanding the obligations set forth in this Section 6.3 or elsewhere in this Agreement, (A) Parent and Merger Sub shall not be required to, and (B) the Company, EFIH and their Subsidiaries (other than the Oncor Entities, subject to Section 6.20) shall not be permitted to, without the prior written consent of Parent, take

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any action pursuant to this Section 6.3 or otherwise if the taking of such efforts or action, individually or in the aggregate, would result in a Burdensome Condition.
“Burdensome Condition” means any term or condition, order, sanction, requirement, law, rule or regulation that, individually or in the aggregate, would, or would be reasonably expected to have a material and adverse effect on, or change in, the condition (financial or otherwise), business, assets, liabilities or results of operations of (i) Oncor and its Subsidiaries, taken as a whole, or (ii) Parent and its Subsidiaries, taken as whole; provided that, for purposes of this clause (ii) Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities that is the size and scale of the Oncor Entities; provided, however, that terms or conditions, orders, sanctions, requirements, laws, rules or regulations that result in changes or developments generally affecting electric transmission or distribution systems in the State of Texas shall not be deemed to be, or contribute to, a Burdensome Condition (except such changes or developments affecting electric transmission or distribution systems in the State of Texas shall be taken into account in determining whether there has been or is a Burdensome Condition to the extent such changes, or developments have a disproportionate and adverse effect on Oncor and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (where Parent and its Subsidiaries, including the Oncor Entities, are deemed to be a consolidated group of entities that is the size and scale of the Oncor Entities), as compared to other entities engaged in the relevant business in the State of Texas); provided, further, that, the approval of any of the Key Regulatory Terms, or any comparable condition, requirement or similar item that, in each case, is substantively the same or results in the same effect as any of the Key Regulatory Terms, by the PUCT shall not be deemed to be, or contribute to, a Burdensome Condition, but adverse variations or changes to any of the Key Regulatory Terms may contribute to, or be, a Burdensome Condition.
Nothing in this Agreement, including this Section 6.3, shall require, or be construed to require, Parent, Merger Sub or any of their Affiliates to agree to the sale, license, divestiture, hold separate or other disposition of any assets, categories of assets or businesses or other segments of Parent or Merger Sub or any of their respective Affiliates (other than the Company and its Subsidiaries). In the event that the Company or its Subsidiaries are required to agree to the sale, license, divestiture, hold separate or other disposition of any assets, categories of assets or businesses of the Company or any of its Subsidiaries in connection with obtaining a Company Approval, then such requirement may contribute to, or be, a Burdensome Condition.
(f)    Confidentiality. Notwithstanding anything to the contrary contained therein, the terms of the Confidentiality Agreement shall survive the execution of this Agreement and shall expire upon the earliest to occur of (i) the Closing, and (ii) two (2) years from the date hereof. All information disclosed pursuant to this Section 6.3 shall be subject to the Confidentiality Agreement, and nothing in this Section 6.3 shall require any party (i) to violate any of its binding obligations with respect to confidentiality, (ii) to disclose any

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privileged information or (iii) to violate any applicable Laws or Orders; provided, that, as applicable, each of the Company and EFIH, on the one hand, and Parent and Merger Sub, on the other hand, shall, to the extent permitted by applicable Law, provide notice to each other that any information is being withheld pursuant to this provision and shall use their respective commercially reasonable efforts to find a mutually agreeable solution to any such confidentiality and/or privilege concerns, including providing any such privileged information pursuant to a joint defense agreement.
(g)    Bankruptcy Actions. The Company and EFIH, individually and on behalf of the E-Side Debtors, each agree that:
(i)    it shall use commercially reasonable efforts to file a motion for entry of the Approval Order on or before August 25, 2017, which motion, for the avoidance of doubt, shall seek approval of, among other things, the Termination Fee in favor of Parent pursuant to the terms hereof;
(ii)    it shall use good faith efforts to file the Plan of Reorganization and disclosure statement in connection with Plan of Reorganization (the “Disclosure Statement”) with the Bankruptcy Court, as soon as reasonably practicable, but not later than August 28, 2017 (or such other date as mutually agreed to between Parent, on the one hand, and the Company and EFIH, on the other hand);
(iii)    it shall use commercially reasonable efforts to obtain entry of the Approval Order by September 30, 2017; provided that entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the E-Side Debtors’ entry into and performance and agreement under this Agreement, including payment and satisfaction of the Termination Fee pursuant to the terms hereof;
(iv)    it shall use commercially reasonable efforts to obtain entry of the Disclosure Statement Order by September 30, 2017; provided, that entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the Disclosure Statement and solicitation materials as containing “adequate information” as required by section 1125 of the Bankruptcy Code;
(v)    it shall use commercially reasonable efforts to obtain entry of the EFH Confirmation Order within 30 days of entry of PUCT Approval; provided, that, entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve confirmation of the Plan of Reorganization
(vi)    it shall use good faith efforts to negotiate and document definitive documents and agreements governing the Plan of Reorganization and to take such actions as the E-Side Debtors in good faith deem reasonable and appropriate to obtain

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Bankruptcy Court approval of such documents and agreements as soon as reasonably practicable;
(vii)    it shall not assume or reject any executory contract or unexpired lease to which it is a party pursuant to Section 365 of the Bankruptcy Code without the prior written consent of Parent, except as otherwise required by the Plan of Reorganization;
(viii)    it shall not establish any additional Supplemental Bar Dates (as defined in the Order (A) Setting a Supplemental Bar Date for Ninety Subsequently Identified Parties, (B) Approving Notice Thereof, and (C) Establishing Related Procedures [Docket No. 8507]);
(ix)    to the extent any E-Side Debtor has any right to vote or direct the vote of any claims (as defined in 11 U.S.C. § 101(5)) against any other E-Side Debtor, the Company or EFIH shall, or shall cause such E-Side Debtor, to vote or direct such vote in favor of the Plan of Reorganization;
(x)    it shall use its reasonable best efforts to: (a) provide to counsel for Parent draft copies of all material motions, pleadings, and other documents that any of the E-Side Debtors intend to file with any court or regulatory body (including the Bankruptcy Court and the PUCT but excluding the IRS) relating to this Agreement or the Plan of Reorganization, or any of the transactions contemplated by this Agreement at least three (3) Business Days before the date on which such E-Side Debtor intends to file any such document; provided, however, that the Company and EFIH shall provide to counsel for Parent draft copies of the Disclosure Statement, solicitation materials in respect of the Plan of Reorganization, Disclosure Statement Order (as defined below), Approval Order, and EFH Confirmation Order at least five (5) Business Days before the date on which the E-Side Debtors intend to file any such document; provided further, however, that Parent acknowledges such three (3) or five (5) Business Day period, as applicable, may not be reasonably practicable in all cases and that in such cases the filing party shall provide as much advance notice as is reasonably practicable; and (b) incorporate all reasonably requested comments, modifications, or amendments of Parent in any such motion, pleading, or other document; provided further, however, that the EFH Confirmation Order and Approval Order shall be in a form and substance acceptable to Parent, and shall not be, in any respect that is materially adverse to Parent, altered, amended, modified or supplemented without the consent of Parent;
(xi)    the E-Side Debtors and their Representatives shall use their reasonable best efforts to (x) consult in advance with Parent to the extent reasonably practicable, with respect to statements anticipated to be made on the record in any court (including the Bankruptcy Court) or before any regulatory body that are related to the Plan of Reorganization or this Agreement; and (y) consider in good faith all reasonably requested comments, modifications, or amendments of Parent in any such statement described in clause (x);

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(xii)    in the event that any order of any court (including the Bankruptcy Court) or regulatory body (whether temporary, preliminary or permanent) reasonably necessary to consummate the Plan of Reorganization and all other transactions contemplated by this Agreement is appealed or a stay pending appeal is sought, the E-Side Debtors and Parent shall use their respective reasonable best efforts to oppose the appeal or the stay pending appeal and seek the dismissal of any appeal; and
(xiii)    the Company and EFIH shall not, and shall not cause any E-Side Debtor to, without the prior written consent of Parent, request or apply for an order of the Bankruptcy Court (and, to the extent reasonably requested by Parent prior to the entry of such order by the Bankruptcy Court, each of the Company and EFIH will use commercially reasonable efforts to challenge any such request or application before the Bankruptcy Court) ordering the substantive consolidation of the Chapter 11 estates of any of the E-Side Debtors until the earlier of, with respect to each E-Side Debtor, (x) such time as the termination of this Agreement in accordance its terms, and (y) the consummation of the Plan of Reorganization and all other transactions contemplated by this Agreement.
Section 6.4    Access and Reports. Subject to applicable Law, upon reasonable notice, the Company and EFIH shall (and each shall cause its Subsidiaries (other than the Oncor Entities) to) afford Parent’s officers and other Representatives reasonable access, during normal business hours throughout the period from the date hereof through the earlier of the Termination Date and the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company and EFIH shall (and each shall cause its Subsidiaries (other than the Oncor Entities) to) furnish to Parent all such information concerning its business, properties, facilities, operations and personnel as Parent reasonably requests; provided that, no investigation pursuant to this Section 6.4 shall (a) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries or (b) affect or be deemed to modify any representation or warranty made by the Company herein; and provided, further, that the foregoing shall not require the Company or any of its Subsidiaries to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or such Subsidiary would result in the disclosure of any trade secrets of third parties or violate any of its or any of its Subsidiaries’ obligations with respect to confidentiality if the Company or such Subsidiary shall have used reasonable best efforts to furnish such information in a manner that does not result in any such disclosure, including obtaining the consent of such third party to such inspection or disclosure, (ii) disclose any privileged information of the Company or any of its Subsidiaries if the Company or such Subsidiary shall have used reasonable best efforts to furnish such information in a manner that does not result in the loss of such privilege or (iii) permit any invasive environmental investigation or sampling, including a Phase II environmental assessment. All information requested pursuant to this Section 6.4 shall be governed by the Confidentiality Agreement.
Section 6.5    Publicity. The initial press release or press releases regarding this Agreement and the transactions contemplated by this Agreement, including the Closing Date Transactions, shall be in a form mutually acceptable to Parent and the Company and thereafter the Company, EFIH and Parent each shall consult with each other to the extent reasonably practicable prior to issuing

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any press releases or otherwise making public announcements (except as required by Law) with respect to the Closing Date Transactions.
Section 6.6    Employee Benefits.
(a)    On or prior to the date of the Reorganized TCEH Spin-Off, the Company and EFIH took, and caused their respective Subsidiaries to take all such actions within their control as were necessary, appropriate or desirable to transfer the sponsorship, maintenance and administration of, and all liabilities (and related contracts or agreements with third parties) in respect of, the Contributed Plans to Vistra Energy or its Subsidiaries. Vistra Energy shall transfer the liabilities related to the post-retirement health, life, dental and vision benefits for participants previously employed by certain discontinued operations of the Company and its Subsidiaries and their predecessors, and the participants’ beneficiaries previously disclosed to Parent and the related accrued benefits liabilities (the “DiscOp OPEB Liabilities”) from the EFH Retiree Welfare Plan to a new mirror health and welfare plan established by Vistra Energy or another plan reasonably acceptable to Parent and the Company (the “New DiscOp OPEB Plan”) which such plan shall be transferred to and assumed by the Company or one of its Subsidiaries prior to or on the Closing Date. For the avoidance of doubt, upon the transfer of the New DiscOp OPEB Plan to the Company or its Subsidiary, the New DiscOp OPEB Plan (including the DiscOp OPEB Liabilities) shall be an Assumed Plan and the Surviving Company shall indemnify, defend and hold harmless Vistra Energy and its Subsidiaries from and against any claim, action, suit, proceeding relating to any modification or termination of the post-retirement health and life benefits to any DiscOp OPEB Participants on or after the Closing Date. Parent, the Company and Vistra Energy shall take all actions necessary to effectuate the transfer of the New DiscOp OPEB Plan from Vistra Energy to Parent or Company as soon as administratively practicable following the establishment of such plan, but in any event prior to the Closing Date. Notwithstanding anything in this Agreement to the contrary, during the period beginning on the Reorganized TCEH Spin-Off date and ending on the date the New DiscOp OPEB Plan is assumed by the Company or its Subsidiary as set forth in this Section 6.6, the Company, the Surviving Company or its Subsidiaries shall reimburse Reorganized TCEH and its Affiliates for all claims incurred by DiscOp OPEB Participants under the EFH Retiree Welfare Plan or New DiscOp OPEB Plan, as applicable, plus any reasonable out of pocket expenses incurred by Reorganized TCEH and its Affiliates in providing such benefits. Notwithstanding the foregoing, except as otherwise provided herein (including, without limitation, the Assumed Plans) or in the Split Participant Agreement (as defined below), none of Parent, any Oncor Entity or any of their Affiliates shall assume or otherwise incur any liability or obligation under any compensatory, severance or similar arrangement in respect of any Non-Oncor Employee (as defined below). For purposes of Section 6.6(a):
“Non-Oncor Employee” means consistent with past practices (i) any individual employed by the Company, EFIH, TCEH, Reorganized TCEH or any of their respective Affiliates (other than the Oncor Entities) on or immediately following the Reorganized TCEH Spin-Off or (ii) any individual formerly employed by TCEH or any Affiliate of TCEH or Reorganized TCEH (which for this purpose would

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constitute an Affiliate immediately following the Closing Date), other than an Oncor Employee;
“Oncor Employee” means consistent with past practices (i) any individual employed by an Oncor Entity on or immediately following the Closing Date or (ii) any individual formerly employed by an Oncor Entity or, by any predecessor regulated electric utility business on a full time basis, who terminated employment with and did not subsequently become employed by a non-Oncor Entity; and
“Split Participant Service” means service of Oncor Employees or Non-Oncor Employees, as applicable, whose employment includes service with both the Oncor Entities (or a predecessor regulated electric business) and a business of the Company or its Affiliates other than the Oncor Entities.
(b)    EFIH, the Company and Parent shall use commercially reasonable efforts to obtain unconditional approval of the Bankruptcy Court authorizing the termination and distribution of all payments and obligations under the Discharged Plans (other than any such Discharged Plans that are equity based plans or the Ebasco Services of Canada Limited Pension Plan) prior to the effective date of the Plan of Reorganization under which the Non-Qualified Plans are to be discharged; provided, however, if EFIH, the Company and Parent cannot obtain such unconditional approval of the Bankruptcy Court prior to such date, such Discharged Plans will be terminated as the effective date of the Plan of Reorganization under which the Non-Qualified Plans are to be discharged and paid out and all associated liabilities discharged in accordance with the terms and procedures of such Plan of Reorganization.
(c)    [RESERVED]
(d)    No provision of this Agreement shall obligate Parent or the Company or any of its Subsidiaries or Affiliates to continue the employment of any employee of the Company or any of its Subsidiaries (other than the Oncor Entities) after the Closing Date.
(e)    The Company and Parent agree to cooperate in good faith using commercially reasonable efforts to minimize the risk of any Contributed Plan and Assumed Plan becoming a “multiple employer plan” (within the meaning of Section 413 of the Code) or “multiple employer welfare plan” (within the meaning of Section 3(40) of ERISA) following the Closing Date.
(f)    The Company and Parent agree to work together in good faith to develop such timelines, plans, agreements, and communications, and to exchange such information as is necessary to effectuate the intent of this Section 6.6 in an orderly manner.
(g)    For a period of ninety (90) days immediately following the Closing Date, neither Parent nor the Surviving Company shall close any facility or lay off any Employees of the Surviving Company or its Subsidiaries, if such closure or layoff would result in any material obligations or liabilities for Reorganized TCEH.

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(h)    The provisions of this Section 6.6 are solely for the benefit of the parties to this Agreement, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be (i) construed as an amendment to any Benefit Plan for any purpose, or (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 6.6 or (iii) obligate Parent, Merger Sub, Vistra Energy or any of their respective Affiliates to (A) maintain any particular benefit plan or refrain from amending or terminating any benefit plan, except as provided otherwise in the Split Participant Agreement or (B) retain the employment of any particular employee.
Section 6.7    Expenses. Except as otherwise provided in Section 6.3 and Section 6.21 or any administrative expenses of the Debtors’ estates addressed in the Plan of Reorganization, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Closing Date Transactions and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.
Section 6.8    Indemnification; Directors’ and Officers’ Insurance.
(a)    From and after the Effective Time for a period of six (6) years, the Surviving Company agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, manager and officer of the Company and each of its Subsidiaries (together, the “Indemnified Parties”) against any costs or expenses (including reasonable and necessary attorneys’ fees and experts’ fees), and sums which an Indemnified Party becomes legally obligated to pay solely as a result of judgments, fines, losses, claims, damages, settlements or liabilities (collectively, “Costs”) arising out of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a manager, director or officer of the Company or any of its Subsidiaries or other services performed by such persons at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement; provided, however, that the Surviving Company shall not indemnify any Indemnified Party for any Costs brought about or contributed to in fact by fraudulent act by such Indemnified Party; and provided, further, that the Surviving Company shall not be obligated to reimburse any Indemnified Party for any Costs unless and until such Indemnified Party has exhausted the limits of recovery from any other Person obligated to indemnify and reimburse such Indemnified Party (unless the Company has agreed otherwise in writing prior to the date hereof with any such other Person, in which case this proviso shall be limited with respect to such other Person to the extent of such agreement).

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(b)    Prior to the Effective Time, the Company shall obtain, effective as of the Effective Time, and fully pay the premium for a run-off of (i) the Company’s and its Subsidiaries’ existing directors’, managers’ and officers’ insurance policies as of the date hereof, and (ii) the Company’s existing fiduciary liability insurance policies as of the date hereof, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim based on alleged acts or omissions occurring during any period of time at or prior to the Effective Time (it being understood that, with respect to any claim arising from actual or alleged acts or omissions of such Persons in their capacity as a current or former director or officer or other Representative of any of TCEH Companies or the SpinCo Group (each as defined in the Separation Agreement), such period shall be limited to the period on or prior to the TCEH Effective Date) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a current or former director or officer or other Representative of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement). If the Company, after its good faith efforts to obtain, is unable to obtain such run-off insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall, and Parent shall cause the Surviving Company to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(c)    If the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 6.8.

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(d)    The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.
(e)    The rights of the Indemnified Parties under this Section 6.8 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or formation or bylaws, operating agreement or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of formation, bylaws, operating agreement or comparable governing documents of the Company or any of its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall be continued or be assumed by the Surviving Company following the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six (6) years after the Effective Time.
Section 6.9    Resignation of Directors and Officers. Pursuant to the Plan of Reorganization, except as otherwise may be agreed by Parent in writing, the Company Board, all officers of the Company and all members of any board of directors or similar governing body and all officers of any Subsidiary of the Company (other than the Oncor Entities), in each case who are in office immediately prior to the Effective Time, shall be deemed to have resigned from such position(s) effective at the Effective Time. In addition, immediately prior to the Effective Time, EFIH shall cause the Member Directors (as defined in the Oncor Holdings LLC Agreement) to resign.
Section 6.10    Parent Cooperation. Parent agrees that:
(a)    it shall use its good faith efforts to negotiate the documents necessary to consummate the transactions contemplated by this Agreement (collectively, the “Restructuring Documents”) in good faith and to take such actions as are reasonably requested by the E-Side Debtors or as Parent in good faith deems reasonable and appropriate to obtain Bankruptcy Court approval of the Restructuring Documents as soon as reasonably practicable;
(b)    it shall use good faith efforts to assist in obtaining (i) entry of the Bankruptcy Court order approving the disclosure statement and other solicitation materials in support of the Plan of Reorganization (the “Disclosure Statement Order”), the Approval Order, and the EFH Confirmation Order, and (ii) consummation of the Plan of Reorganization and all other transactions contemplated by this Agreement as soon as reasonably practicable in accordance with the Bankruptcy Code and on terms consistent with this Agreement, including within the timeframes contemplated in this Agreement;
(c)    it shall not directly or indirectly, or encourage any other entity to directly or indirectly: (i) object to, delay, impede, or take any other action or any inaction to interfere with the acceptance, implementation, consummation, or amendment (whether before or after confirmation) of the Plan of Reorganization; or (ii) propose, file, support, vote for, or take

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any other action in furtherance of any Acquisition Proposal, including, for the avoidance of doubt, by making or supporting any filings with the Bankruptcy Court or any regulatory agency, including the PUCT, the IRS, the FCC, and the FERC, or by entering into any agreement or making or supporting any filing, press release, press report or comparable public statement, with respect to any Acquisition Proposal; provided, however, that notwithstanding the foregoing, Parent may file with the Bankruptcy Court all documents necessary to obtain approval of this Agreement and entry of the Approval Order;
(d)    it shall (i) use commercially reasonable efforts to obtain required regulatory and/or third-party approvals (including from the PUCT, the IRS, the FCC, and the FERC, as applicable), and (ii) use commercially reasonable efforts to assist in obtaining (A) Bankruptcy Court approval of the Restructuring Documents and entry of the EFH Confirmation Order, and (B) entry of the Disclosure Statement Order, the Approval Order, and the EFH Confirmation Order, and any other order of the Bankruptcy Court (whether temporary, preliminary or permanent) reasonably necessary to consummate the Plan of Reorganization and all other transactions contemplated by this Agreement in accordance with the Bankruptcy Code and on terms consistent with this Agreement; and
(e)    If this Agreement is validly terminated (i) in accordance with Section 8.2 or (ii) by the Company/EFIH in accordance with Section 8.3(a) or 8.3(b) of the Agreement and upon entry of the Approval Order, then neither Parent nor any of its Affiliates shall, directly or indirectly, or encourage any other entity to, directly or indirectly, (A) object to, delay, impede, or take any other action or any inaction to interfere with the acceptance, implementation, consummation or amendment (whether before or after confirmation; provided that such amendment was made consistent with this Agreement) of an Acquisition Proposal; or (B) propose, file, support, or take any other action in furtherance of any restructuring, workout, plan of arrangement, or plan of reorganization for the Debtors (including the Plan of Reorganization and the transactions contemplated therein) other than an Acquisition Proposal, including, for the avoidance of doubt, making or supporting any filings with the Bankruptcy Court or any regulatory agency, including the PUCT or the FERC, or making or supporting any public statements with respect to any restructuring, workout, plan of arrangement, or plan of reorganization for the Debtors other than any such plan or restructuring described in clause (A) above. Neither Parent nor any of its Affiliates shall be prohibited or restricted from taking any actions that they determine in their reasonable discretion are necessary or appropriate, including intervening in any proceedings before or making or supporting any filings with the PUCT, in order (x) to preserve and protect their business, operations, goodwill or assets or (y) based on the advice of counsel, to fulfill the contractual, legal or other duties and obligations that any such Person has in respect of any such business, operations, goodwill or assets.
Section 6.11    RESERVED.
Section 6.12    RESERVED.
Section 6.13    Tax Treatment. The parties to this Agreement intend that the Merger will not cause a failure of the Intended Tax-Free Treatment of the Reorganized TCEH Spin-Off.

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Section 6.14    Tax Matters.
(a)    Private Letter Ruling. The Company, on behalf of the Debtors, has received a private letter ruling (the “Private Letter Ruling”) from the IRS in response to a written request, dated June 10, 2014 (the “Initial Ruling Request,” and together with all related materials and supplements thereto filed with respect to the Initial Ruling Request, the “Initial IRS Submissions”). The Private Letter Ruling addresses certain issues related to the qualification of the Reorganized TCEH Contributions, the Reorganized TCEH Conversion, and the Reorganized TCEH Spin-Off as a “reorganization” within the meaning of Sections 368(a)(1)(G), 355 and 356 of the Code (collectively, the “Intended Tax-Free Treatment”) and certain other matters. The parties hereto acknowledge and agree that the Private Letter Ruling is acceptable to the parties hereto with respect to the Intended Tax-Free Treatment. The transactions contemplated by this Agreement are not conditioned on the receipt of any additional rulings from the IRS, other than the Supplemental Rulings (defined below).
(b)    Supplemental Ruling. The Company has prepared and filed with the IRS a supplemental ruling request, dated November 3, 2016, that, among other things, requests rulings that address the effect of the Company’s previously contemplated merger with a direct wholly owned subsidiary of NextEra Energy, Inc., a Florida Corporation, on certain of the rulings received in the Private Letter Ruling (the “Prior Supplemental Ruling Request”). The Company shall be responsible for the preparation and filing with the IRS of one or more supplemental ruling requests, whether in the form of modifying the Prior Supplement Ruling Request or in the form of a new request, that, among other things, request rulings that address the effect of the Merger on certain of the rulings received in the Private Letter Ruling as reflected on Exhibit E (such request, the “Supplemental Ruling Request,” the rulings to be granted pursuant thereto, the “Supplemental Rulings,” and the materials filed or to be filed in respect of the Supplemental Ruling Request, the “Supplemental IRS Submissions” and together with the Initial IRS Submissions, the “IRS Submissions”).
(c)    Supplemental IRS Submissions. The Company shall be responsible for the preparation and filing of the Supplemental IRS Submissions. The Company shall provide tax counsel of Parent with a reasonable opportunity to review and comment on drafts of all such IRS Submissions and any pre-filing agreement or closing agreement that is intended to satisfy the requirements of Section 7.1(d) or that could reasonably be determined to affect the treatment of the restructuring transactions contemplated by this Agreement and the Plan of Reorganization to be submitted or entered into on or after the date hereof. The Company agrees to supplement or modify any Supplemental IRS Submissions and agreements related to Supplemental IRS Submissions as may be reasonably requested by Parent; provided, however, that the Company shall not be required to supplement or modify any Supplemental IRS Submission, request any additional ruling, or modify any ruling being requested with respect to the Supplemental Rulings (other than with respect to the effect of the Merger and the transactions contemplated by this Agreement) if the Company determines, in its reasonable discretion, that making such supplement, modification, or request could result in any delay in obtaining the Supplemental Rulings or be otherwise detrimental to the process of obtaining the Supplemental Rulings. The parties hereto

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acknowledge and agree that it is anticipated that this Agreement and the facts related to the contemplated Merger will be disclosed to the IRS pursuant to a Supplemental IRS Submission. To the extent that the Company, in its good faith judgment, or upon a reasonable request by any other person, considers any information included in an IRS Submission or a Supplemental IRS Submission (or drafts thereof) to be confidential, the Company may redact such documents to exclude such information before providing such documents to Parent. Subject to the foregoing, the Company shall provide Parent with copies of each Supplemental IRS Submission promptly following the filing thereof.
(d)    IRS Communications and Cooperation. The Company shall notify Parent of any substantive communications with the IRS regarding the Supplemental IRS Submissions and restructuring transactions contemplated by this Agreement and by the Plan of Reorganization. Notwithstanding the foregoing, a single Representative from Parent shall be given the opportunity to participate in all scheduled communications with the IRS concerning the Supplemental Ruling Requests or any restructuring transactions contemplated by this Agreement and by the Plan of Reorganization, including, (i) all scheduled conference calls that are expected to address material issues with respect to which there is sufficient prior notice and the IRS indicates its acceptance of multiple participants and (ii) all in-person meetings. The Company shall update Parent in a timely fashion regarding any unscheduled communications from the IRS or any other communication with respect to which a Representative of Parent does not participate. The Company and Parent agree to cooperate and use their reasonable best efforts to assist in obtaining the rulings requested in the Supplemental Ruling Requests (including, for the avoidance of doubt, the requested rulings, if any, that are not Supplemental Rulings described on Exhibit E), including providing such appropriate information and representations as the IRS shall reasonably require in connection with the Supplemental Rulings or any restructuring transactions contemplated by this Agreement and by the Plan of Reorganization. The Company and Parent agree to use their commercially reasonable efforts to provide any appropriate information and additional representations necessary or appropriate in connection with the Supplemental Rulings. The Company and Parent agree to use their commercially reasonable efforts to implement any changes to the restructuring transactions contemplated by this Agreement and by the Plan of Reorganization to the extent such changes would not, unless otherwise agreed by Parent, result in a material economic detriment to Parent or the Company or any of their respective Subsidiaries if requested by the IRS in order to issue reasonably satisfactory Supplemental Rulings; provided, however, that this sentence shall not apply to any changes to the restructuring transactions contemplated by this Agreement and by the Plan of Reorganization addressed by Section 1.8 of this Agreement, with respect to which the terms of Section 1.8 of this Agreement shall govern.
(e)    Tax Opinion. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain the tax opinion contemplated by Section 7.3(c), if applicable, and Parent shall use its commercially reasonable efforts to obtain the tax opinion contemplated by Section 7.2(e), if applicable.

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(f)    Tax Matters Agreement. Prior to the Closing, the Company shall not, without the prior written consent of Parent, (i) consent to any amendment to the Tax Matters Agreement or waive any of its or its Affiliates’ rights thereunder or (ii) take or fail to take any action that would constitute a breach of the Tax Matters Agreement.
(g)    Supplemental E&P Ruling. Notwithstanding anything in this Agreement or the Tax Matters Agreement to the contrary, the Company shall, without further consent of Parent, be permitted, but not required, to file (or join or otherwise participate in a filing) a request for a supplemental ruling with the IRS that solely addresses the proper allocation of earnings and profits in connection with the Reorganized TCEH Spin-Off (the “E&P Allocation Ruling Request”). Parent shall have no consent or participation rights with respect to such E&P Allocation Ruling Request, provided, however, that the Company shall provide materials related to the E&P Allocation Ruling Request to Parent for review and comment, provided, further, that the Company shall not be required to accept any comments provided by Parent but shall consider any such comments in good faith. Notwithstanding the foregoing, Parent shall have the right to review, comment on and approve any items included in the E&P Allocation Ruling Request that do not solely address the proper allocation of earnings and profits in connection with the Reorganized TCEH Spin-Off. To the extent of any inconsistency between the Tax Matters Agreement and any ruling provided in response to the E&P Allocation Ruling Request, the E&P Allocation Ruling Request shall control, and Parent hereby consents to any modification that may be necessary to the Tax Matters Agreement in light of such ruling; provided, however, that any modification to the Tax Matters Agreement shall require Parent’s consent to the extent such modification does not solely relate to the proper allocation of earnings and profits in connection with the Reorganized TCEH Spin-Off.
Section 6.15    RESERVED.
Section 6.16    Transition Services Agreement; Separation Agreement. The Company and Reorganized TCEH duly executed and delivered a Transition Services Agreement, dated October 3, 2016 (the “Transition Services Agreement”). The Company and Reorganized TCEH and OpCo (as defined in the Separation Agreement) duly executed and delivered the Separation Agreement, dated October 3, 2016 (the “Separation Agreement”), in accordance with the Plan of Reorganization. Following the execution of the Separation Agreement, the Company (i) has used and shall use its reasonable best efforts to comply with its covenants and other obligations thereunder, and (ii) has enforced and shall enforce its rights and remedies thereunder in the event of a material breach by Reorganized TCEH or OpCo.
Section 6.17    Notice of Current Events. From and after the date of this Agreement until the Effective Time, the Company and Parent shall promptly notify each other orally and in writing upon becoming aware of any (i) occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of the other party to effect the Closing not to be satisfied; (ii) written notice from any third party (other than a notice that has been previously identified pursuant to the Company Disclosure Letter) alleging that the consent of such party is or may be required in connection with the Closing Date Transactions

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or the other transactions contemplated by this Agreement or the Plan of Reorganization; and (iii) written notice of any proceeding commenced or, to the Knowledge of the Company or Parent, threatened against the Company, Parent or their respective Subsidiaries (other than the Oncor Entities), that has had or would have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect; provided, however, that in each case the delivery of any notice pursuant to this Section 6.17 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to either party, and the failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.
Section 6.18    RESERVED.
Section 6.19    RESERVED.
Section 6.20    Oncor Entities.
(a)    Each of the Company and EFIH covenants that it will exercise its rights to consent and vote (if any) under the Oncor Agreements as direct or indirect equity owners of the Oncor Entities in a manner intended to cause the Oncor Entities to comply with each of their respective covenants and agreements set forth in the Oncor Letter Agreement, the Investor Rights Agreement and under applicable Law. Notwithstanding the foregoing, Parent and Merger Sub acknowledge and agree that neither the Company nor EFIH shall be required, in connection with such party’s obligations under this Section 6.20, and their reasonable best efforts shall not include any obligation, to (A) pay any amounts to the Oncor Entities or any other Person or incur any liabilities or other obligation (other than an agreement contemplated hereby or in the Plan of Reorganization or that confirms or makes effective its obligations hereunder), (B) execute or enter into or perform any new agreement (other than an agreement contemplated hereby or in the Plan of Reorganization or that confirms or makes effective its obligations hereunder), or (C) breach any Law or commence any Action against any Person, including any of the Oncor Entities or their respective officers and managers.
(b)    Each of the Company and EFIH shall, and shall cause each of their respective Subsidiaries to not permit Oncor Holdings to take, or permit Oncor to take, any of the actions set forth in the Oncor Holdings LLC Agreement or the Oncor LLC Agreement, in each case that require the approval or consent of the Company or any of its Subsidiaries, other than any asset swap for substantially similar value by Oncor (as reasonably determined by Oncor, the Company and EFIH) approved by the PUCT.
Section 6.21    Financing.
(a)    From the date of this Agreement until the earlier of the Closing Date and the Termination Date, Parent shall use its reasonable best efforts to take, or cause to be taken, and shall use reasonable best efforts to cause its controlled Affiliates and its and their respective Representatives to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing

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on the terms and conditions described in the Debt Commitment Letter and Fee Letter (including, as necessary, “flex” provisions contained in the Fee Letter) (or replacement financing obtained in compliance with this Section 6.21), including using its reasonable best efforts to (i) except as otherwise permitted in this Section 6.21, maintain in effect the Debt Commitment Letter and Fee Letter in accordance with their terms, (ii) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter and Fee Letter (including, as necessary, the “flex” provisions contained in the Fee Letter) or, if available, on other terms that are acceptable to Parent and would not adversely affect the ability of Parent to consummate the transactions contemplated herein (and in any event which terms shall not in any respect expand on the conditions or adversely modify the conditions to the funding of the Debt Financing at the Closing or reduce the aggregate amount of the Debt Financing available to be funded on the Closing Date), (iii) satisfy (or obtain the waiver of) on a timely basis all conditions in the Debt Commitment Letter, Fee Letter and the Definitive Agreements within Parent’s control (including payment of all fees and expenses) and comply with its obligations thereunder and (iv) enforce its rights under the Debt Commitment Letter, Fee Letter, and/or Definitive Agreements in the event of any breach or purported breach thereof.  Parent shall not, and shall cause its Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Commitment Letter or in any Definitive Agreement.
(b)    Parent shall not, without the prior written consent of the Company and EFIH (such consent not to be unreasonably withheld, conditioned or delayed), permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace (it being understood that any Alternative Debt Financing (in the event any portion of the Debt Financing becomes unavailable) or any Bond Financing (subject to the limitations set forth below) shall not be deemed a voluntary replacement for purposes of the sentence), the Debt Commitment Letter or Fee Letter if such amendment, modification, waiver or voluntary replacement (i) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing as compared to those in the Debt Commitment Letter and Fee Letter, each as in effect on the date of this Agreement, in a manner that would or would reasonably be expected to make any portion of the Debt Financing less likely to be timely obtained, (ii) adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter, Fee Letter, or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, in any material respect, relative to the ability of Parent to enforce its rights against such other parties to the Debt Commitment Letter and Fee Letter, each as in effect on the date hereof or in the Definitive Agreements, (iii) reduces the aggregate amount of the Debt Financing (other than reductions of any amounts thereof constituting increases thereto after the date hereof), or (iv) could otherwise be expected to prevent, impede or delay the consummation of any of the Transactions; provided, that for the avoidance of doubt no consent from the Company or EFIH shall be required: (A) for any amendment, replacement, supplement or modification of the Debt Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter

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as of the date of this Agreement, (B) for implementation or exercise of any “flex” provisions provided in the Fee Letter as in effect as of the date hereof, (C) for any amendment, replacement, supplement or modification to the Debt Commitment Letter or Definitive Agreements so long as such action would not be prohibited by the foregoing clauses (i)-(iv) in this Section 6.21(b) or (D) to add or replace facilities with one or more new facilities or with or any capital markets debt financing undertaken in replacement of, or in lieu of, all or any portion of the debt financing (the “Bond Financing”) so long as such replacement facility, new facility or capital markets debt financing does not adversely affect the conditionality, amount, enforceability, timing, availability, or termination of the Debt Financing when compared to the Debt Financing described in Section 5.2(h) on the date hereof and, after giving effect to such addition or replacement, the representation set forth in the last sentence of Section 5.2(h) would be correct if made on such date of replacement. Parent shall promptly deliver to the Company copies of any amendment, modification or replacement of any Debt Commitment Letter.
(c)    In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent will (i) use its reasonable best efforts to obtain alternative debt financing (the “Alternative Debt Financing”) as promptly as reasonably practicable after the occurrence of the event that renders the Debt Financing unavailable (in an amount sufficient, when taken together with any then-available Debt Financing pursuant to any then-existing Debt Commitment Letter, to consummate the Transactions and to pay related fees and expenses earned, due and payable as of the Effective Time (such that the representation set forth in the last sentence of Section 5.2(h) would be correct if made on such date)) on terms not less favorable in the aggregate to Parent than those contained in the Debt Commitment Letter and the Fee Letter that the Alternative Debt Financing would replace (taking into account any “flex” provisions) from the same or other sources and which do not include any incremental conditionality to the consummation of such Alternative Debt Financing that are more onerous to Parent or the Company (in the aggregate) than the conditions set forth in the Debt Commitment Letter in effect as of the date of this Agreement or otherwise impede; delay or prevent the transactions contemplated hereby and (ii) promptly notify the Company of such unavailability and the reason therefor. The term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Debt Financing arranged in compliance herewith (and any Debt Commitment Letters remaining in effect at the time in question), (ii) the term “Fee Letter” shall be deemed to include any fee letter (or similar agreement) with respect to any Alternative Debt Financing arranged in compliance with this Section 6.21(c), and (iii) the term “Financing Sources” shall be deemed to include any financing sources providing the Alternative Debt Financing or Bond Financing arranged in compliance herewith.
(d)    Parent shall provide the Company with prompt oral and written notice of any material breach, threatened breach or default by any party to any Debt Commitment Letters or the Definitive Agreements of which Parent gains knowledge and the receipt of any notice or other communication from any Lender, guarantor, or other financing source with respect

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to any breach, threatened breach or default or, termination or repudiation by any party to any Debt Commitment Letters or the Definitive Agreements or any provision thereof.
(e)    From the date of this Agreement until the earlier of the Closing Date and the Termination Date, the Company agrees to use reasonable best efforts to timely provide, and to use reasonable best efforts to cause its Subsidiaries (other than Oncor Entities, subject to Section 6.20) and their respective officers, employees, and representatives to timely provide, reasonable cooperation in connection with the arrangement of the Debt Financing and the potential equity and debt financing that Parent has previously described to the Company (the “Equity Financing” and, together with the Debt Financing, the “Financing”); provided that, Parent shall use reasonable best efforts to provide the Company with notice of any information needed by Parent as soon as reasonably practicable. The Company’s reasonable best efforts contemplated by this Section 6.21 include the following: (i) assisting with the preparation of customary materials for rating agencies and rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, together with procuring customary authorization letters authorizing the distribution of information to prospective lenders or investors (which customary authorization letters shall be required notwithstanding the reasonable best efforts standard required of the Company above); (ii) executing and delivering any pledge and security documents or other definitive financing documents or other certificates as may be reasonably requested by Parent or required as a condition to the consummation of the Debt Financing, provided that such documents will not take effect until the Effective Time; (iii) furnishing (x) historical financial statements expressly required to be delivered as an express condition to the Debt Financing as specified in paragraph 7 of Exhibit C to the Debt Commitment Letter as in effect on the date hereof, (y) all information and data reasonably requested by the Parent to assist in the preparation of the pro forma financial statements required to be prepared, or otherwise customary in connection with, the Financings registered on Form S-1 or other available Form (as applicable) and (z) all financial statements and financial data of the type and form required to be prepared in accordance with Regulation S-X and Regulation S-K under the Securities Act for offerings of the debt and/or equity securities (as the case may be) contemplated in the respective Financings registered on Form S-1 or other available Form (as applicable) under the Securities Act, including all information required to be incorporated therein; provided, that, if no registration statement is required to be filed for each of the Financings, for each such Financing, such information, data, financial statements and financial data shall be furnished to the extent customary to consummate the Financing (subject to exceptions customary for a private Rule 144A offering, if applicable) and, for the avoidance of doubt, would not require financial information otherwise required by Rule 3-10 and Rule 3-16 of Regulation S-X or “segment reporting” and any Compensation Discussion and Analysis or executive compensation information required by Item 402 of Regulation S-K, or otherwise customarily provided by the Financing Sources or their counsel; provided, further, that in no event shall the Company be required to provide (A) any information regarding Parent or its Affiliates or any post-Closing or pro forma financial statements, post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Financing (including any synergies or cost savings), projections, ownership or an as-adjusted

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capitalization table or (B) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure; (iv) furnishing Parent and the lenders and investors for such Financing or their respective Affiliates promptly, and in any event no later than three (3) Business Days prior to an Early Financing Date (as defined below) or the Closing Date, as applicable, with all documentation and other information which any lender or investor providing or arranging the Financing has reasonably requested, including under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in each case to the extent such request is made at least ten (10) Business Days prior to the Early Financing Date or the Closing Date, as applicable; (v) using reasonable best efforts to cause the Company’s independent auditors to cooperate in connection with the Financing (including providing accountant’s comfort letters and consents to use their audit reports from the Company’s independent auditors to the extent required in connection with such Financing); (vi) obtaining customary payoff letters, releases of liens and other instruments of termination or discharge reasonably requested by Parent in connection with the repayment of indebtedness of the Company and its Subsidiaries (other than Oncor Entities) as necessary to consummate the transactions contemplated by this Agreement or the Plan of Reorganization; and (vii) otherwise cooperating with Parent to satisfy any express conditions precedent to the Financing within the control of the Company; provided in each case (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (B) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Closing Date, (C) other than customary authorization letters, none of the Company, its Subsidiaries or their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing Date, (D) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company and any of its Subsidiaries prior to the Closing Date in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Financing, (E) none of the Company or its Subsidiaries or their respective officers, directors, or employees shall be required to execute any solvency certificate in connection with the Financing. Nothing contained in this Section 6.21(e) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing and (F) the Company shall not be required to provide, or cause its Subsidiaries to provide, cooperation which (i) causes any covenant, representation or warranty in this Agreement to be breached or untrue, (ii) causes any closing condition set forth in Article VII to fail to be satisfied or otherwise causes the breach of this Agreement or any Contract to which the any of the Company or its Subsidiaries is a party or (iii) requires the Company or its Subsidiaries to provide any legal opinion or other opinion of counsel, or any information that would, in its good faith opinion, result in a violation of applicable Laws or loss of attorney-client privilege.
(f)    From and after the date hereof until the earlier of the Termination Date and the Closing Date, it is understood that Parent may seek to market and consummate all or a portion of the Financing (the date of any such issuance, an “Early Financing Date”). In this

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regard, and for the avoidance of doubt, the Company and EFIH acknowledge that their cooperation obligations set forth in Section 6.21(e) include the obligation to use their reasonable best efforts to cooperate with any such efforts; provided such cooperation obligations are limited to those set forth in Section 6.21(e).
(g)    Prior to the Closing Date, none of the Company, its Subsidiaries and its and their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under this Section 6.21 or any information utilized in connection therewith. Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with the arrangement of the Financing and the performance of their respective obligations under this Section 6.21 and any information utilized in connection therewith (other than arising from information provided by the Company or its Subsidiaries). Parent shall, promptly upon request of the Company if this Agreement is terminated in accordance with its terms, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or its Subsidiaries (including those of its Representatives), in connection with the cooperation required by this Section 6.21. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
(h)    Parent and Merger Sub acknowledge and agree that the consummation by Parent of the transactions contemplated by this Agreement or the Plan of Reorganization is not conditional upon the consummation of, or the receipt by Parent or Merger Sub or any of their Affiliates of the proceeds of, the Financing.
ARTICLE VII
Conditions
Section 7.1    Conditions to All Parties’ Obligations. The obligations of each party to effect the Closing are subject to the satisfaction or mutual waiver (as determined by the Company and, to the extent EFIH would be adversely affected by the Company’s actions, EFIH, on the one hand, and by Parent, on the other hand) of the following conditions at or prior to the Closing:
(a)    Bankruptcy Orders. The Bankruptcy Court shall have entered (in a form which is not materially inconsistent, in any substantive legal or economic respect, with the rights and obligations of the Company or EFIH or Parent or Merger Sub hereunder or in the Plan of Reorganization) (i) the order of the Bankruptcy Court approving this Agreement, including, among other things, approval of the Termination Fee and the Company’s and EFIH’s entry into and performance of their obligations under this Agreement and the related agreements (the “Approval Order”) and (ii) an order, in form reasonably satisfactory to

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Parent, confirming the Plan of Reorganization with respect to the E-Side Debtors and authorizing all of the transactions and agreements contemplated by this Agreement (the “EFH Confirmation Order”), which in each case shall be in full force and not subject to any stay.
(b)    Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, renders illegal or otherwise prohibits consummation of the Closing Date Transactions.
(c)    Opinion of Counsel with respect to the Reorganized TCEH Spin-Off. The tax opinion of Kirkland & Ellis LLP obtained by the Company on October 3, 2016 to the effect that the Reorganized TCEH Contributions, Reorganized TCEH Conversion and Reorganized TCEH Spin-Off meet the requirements of Sections 368(a)(1)(G), 355 and 356 of the Code shall not have been revoked, rescinded or modified in any respect (except as consented to in writing by Parent).
(d)    [RESERVED]
(e)    No Liabilities other than Legacy Claims and Limited Real Property Tax Liens. Assuming the Closing Date Transactions are consummated, neither the Company nor any of its Subsidiaries (other than the Oncor Entities) will have any indebtedness for borrowed money immediately following the Effective Time (other than as contemplated by the Debt Financing). Under the Plan of Reorganization (and subject to the treatment of Claims provided therein), at the Effective Time (and after giving effect to all of the transactions contemplated by this Agreement and the Plan of Reorganization), all Administrative Claims, DIP Claims and Claims (each as defined in the Plan of Reorganization), other than the Legacy General Unsecured Claims Against the EFH Debtors (as defined in the Plan of Reorganization), property tax Claims secured by liens on real property in an amount not to exceed $100,000 and other claims that are non-dischargeable under section 1141(d)(6) under the Bankruptcy Code, will no longer be obligations of the E-Side Debtors and will be paid only from the Accessible Account Deposit as provided in the Plan of Reorganization; provided, however, the Company shall pay any such Claims secured by liens on real property in full from the Accessible Account Deposit in accordance with the Plan of Reorganization.
(f)    Private Letter Rulings. The Private Letter Ruling shall remain in full force and effect and shall not have been revoked, withdrawn or amended and the Supplemental Rulings shall have been obtained by the Company from the IRS in a form reasonably satisfactory to Parent; provided, however, that (A) a particular ruling that, in the reasonable determination of Parent covers substantially the same subject matter as any one or more of the Supplemental Rulings set forth in Exhibit E shall not be grounds for concluding that the Supplemental Rulings (collectively) are not reasonably satisfactory to Parent due to its failure to include such ruling, (B) in the event a specific Supplemental Ruling set forth in Exhibit E is not given because the IRS communicates that there is no significant issue with respect to the requested ruling, the absence of such ruling shall not, standing alone (or collectively)

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be grounds for concluding the Supplemental Rulings (collectively) are not reasonably satisfactory to Parent; provided that Parent, and unless waived by Parent, the Company, obtain an opinion of nationally recognized tax counsel, in form and substance acceptable to Parent, at a “will” level with respect to the issue that was initially requested pursuant to the Supplemental Ruling Request, or (C) a pre-filing agreement (including an agreement in accordance with Revenue Procedure 2016-30) or closing agreement with the IRS shall be acceptable in lieu of such specific Supplemental Ruling set forth in Exhibit E; provided that such agreement is both (i) binding on the IRS to the same degree as a private letter ruling or is otherwise acceptable to Parent in its reasonable discretion, and (ii) contains, in the reasonable determination of Parent conclusions that are substantially similar, and have substantially the same practical effect, to those contained in the specific rulings initially requested pursuant to the Supplemental Ruling Requests.
Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of the Company and EFIH set forth in this Agreement other than Sections 5.1(a), 5.1(b), 5.1(c) and 5.1(f)(i), 5.1(w) (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall be true and correct on the date hereof and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall, subject to the qualifications below, be true and correct as of such earlier date) except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not have, a Company Material Adverse Effect; (ii) the representations and warranties of the Company and EFIH set forth in (x) Section 5.1(b) (other than Section 5.1(b)(ii)) and Section 5.1(w) shall be true and correct in all material respects on the date hereof and as of the Closing and (y) Section 5.1(a), Section 5.1(b)(ii), Section 5.1(c), and Section 5.1(f)(i) shall be true and correct in all respects on the date hereof and as of the Closing; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company and EFIH (in each case by a senior executive officer of such entity) to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied. The representations and warranties of Oncor and Oncor Holdings in the Oncor Letter Agreement shall be true and correct in all respects on the date hereof and as of the Closing as though made on and as of such date and time (except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not have a material adverse effect on the ability of Oncor Holdings or Oncor to comply with their respective obligations thereunder) and Parent shall have received at the Closing a certificate signed on behalf of Oncor and Oncor Holdings (in each case by a senior executive officer of such entity) to that effect.
(b)    Performance of Obligations of the Company, EFIH and the Oncor Entities. Each of the Company and EFIH shall have performed in all material respects all obligations

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required to be performed by it under this Agreement at or prior to the Closing (other than the obligations in Section 6.6(a) (excluding written assignment of the third party administration agreements of the Contributed Plans) and Section 6.9 hereof, which shall have been performed in all respects), and Parent shall have received a certificate signed on behalf of the Company and EFIH (in each case, by a senior executive officer of such entity) to such effect. Each of Oncor and Oncor Holdings shall have performed in all material respects all obligations required to be performed by it under the Oncor Letter Agreement at or prior to the Closing (other than the obligations in Section 2 of the Oncor Letter Agreement, which shall have been performed in all respects), and Parent shall have received at the Closing a certificate signed on behalf of Oncor and Oncor Holdings (in each case by a senior executive officer of such entity) to that effect.
(c)    Regulatory Consents. The FERC Approval, the FCC Approval, the PUCT Approval, and the Vermont Insurance Approval shall have been obtained and shall remain in full force and effect and the applicable waiting period under the HSR Act shall have expired or been terminated; provided that, notwithstanding anything to the contrary included elsewhere in this Agreement, no such consent or approval shall, individually or in the aggregate, impose a Burdensome Condition; and provided further that this condition shall not be deemed to be satisfied if the Vermont Insurance Approval shall impose any material, adverse term or condition, order, sanction, or requirement that, individually or in the aggregate, would, or would be reasonably expected to have a material and adverse effect on, or change in, the condition (financial or otherwise), business, assets, liabilities or results of operations (i) of Oncor and its Subsidiaries, taken as a whole, or (ii) of Parent and its Subsidiaries, taken as whole; provided that, for purposes of this clause (ii) Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities that is the size and scale of the Oncor Entities.
(d)    Company Tax Opinion. The Company shall have received the opinion specified in Section 7.3(c).
(e)    Parent Tax Opinion. Parent shall have received an opinion of White & Case LLP on the basis of the representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, wherein the party providing the opinion opines the Fundamental Opinions listed in Exhibit E; provided, however in the event White & Case LLP is unwilling or unable to provide the relevant opinion with the requisite degree of certainty set forth in this Section 7.2(e), Parent shall have received an opinion with the requisite degree of certainty from Miller & Chevalier Chartered. In rendering such opinion, such tax counsel providing the opinion shall be permitted to rely upon reasonable representations, including a representation that the Company and its Subsidiaries had no plan or intention at the time of the Reorganized TCEH Spin-Off and that the Company and its Subsidiaries and Reorganized TCEH have no intention at the time of the Merger to take, and did not take, any action that is inconsistent with the Intended Tax-Free Treatment. In giving the opinion described in this paragraph, such tax counsel providing the opinion shall assume that, other than with respect to any new or specific issues raised in connection with the transactions contemplated by this Agreement, the Reorganized TCEH Contributions, the Reorganized TCEH Conversion,

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and the Reorganized TCEH Spin-Off met the requirements of Sections 368(a)(1)(G), 355, and 356 of the Code.
(f)    RESERVED.
(g)    EFH Confirmation Order. The Bankruptcy Court shall have entered the EFH Confirmation Order, which order includes: (i) a finding that the Plan of Reorganization and this Agreement satisfy, among other things, section 1129(a)(4) and section 1129(a)(5) of the Bankruptcy Code; (ii) a finding that Parent is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code; and (iii) a finding that the purchase price to be provided by Parent pursuant to this Agreement was not controlled by any agreement between Parent and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving Parent and any creditor.
(h)    Third Party Consents. Any third party consents and approvals, other than any consents or approvals of a Governmental Entity or the Bankruptcy Court, necessary in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, except such third party consents and approvals the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect.
(i)    Employees. Except as agreed by Parent, the reorganized Company and its Subsidiaries shall not have any employees (other than employees of the Oncor Entities) and shall not be responsible for any liabilities or obligations (other than to the extent, if at all, set forth in the Assumed Plans, this Agreement, the Split Participant Agreement, the Separation Agreement, the certificates, articles of incorporation, by-laws, limited liability company operating agreements, and any other organizational document of Parent, the Company or any of the Company’s subsidiaries, and insurance policies maintained after the Closing by Parent, the Company or any of the Company’s subsidiaries for indemnification or advancement of expenses) owed to any current or former employee of the Company or any of its Subsidiaries (other than the Oncor Entities), including change of control or severance payments or similar obligations.
(j)    Ownership Structure. The Company’s ownership structure of its Subsidiaries as of the Effective Time shall be as disclosed in Section 7.2(j) of the Company Disclosure Letter, including with respect to the Company’s 100% indirect ownership interest in Oncor Holdings and Oncor Holdings’ approximately 80% ownership interest in Oncor.
(k)    IRS Submissions. The facts presented and the representations made in the IRS Submissions are true, correct, and complete in all material respects except to the extent the facts and statements set forth in such IRS Submissions relate to transactions that are not contemplated by this Agreement.

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(l)    No Ownership Change. Except as contemplated by the Plan of Reorganization, (i) no Debtor shall have taken any action that results in an ownership change of the Company within the meaning of Section 382(g) of the Code (including by treating the equity interests of the Company as becoming worthless within the meaning of Section 382(g)(4)(D) of the Code); and (ii) Texas Energy Future Holdings Limited Partnership shall not have (A) taken any action that results in an ownership change of the Company within the meaning of Section 382(g) of the Code (including by treating the equity interests of the Company as becoming worthless within the meaning of Section 382(g)(4)(D) of the Code and thereby resulting in an ownership change of the Company within the meaning of Section 382(g) of the Code); (B) knowingly permitted any Person (other than Texas Energy Future Holdings Limited Partnership) to own directly, indirectly or constructively (by operation of Section 318 as modified by Section 382(1)(3)(A) of the Code) 50% or more of the equity interests of the Company during the three-year period ending on the Closing Date; or (C) changed its taxable year to be other than the calendar year.
(m)    Company Material Adverse Effect. From the date hereof through the Closing Date, except for matters set forth in the Company Disclosure Letter, no Company Material Adverse Effect shall have occurred and be continuing as of the Closing Date.
(n)    Tax Matters Agreement. The Tax Matters Agreement dated as of October 3, 2016, by and among the Company, EFIH, EFIH Finance Inc., a Delaware corporation, and Reorganized TCEH (the “Tax Matters Agreement”) shall be in full force and effect and shall not have been amended, modified or supplemented without the consent of Parent.
(o)    Split Participant Agreement. The Split Participant Agreement, dated October 3, 2016, by and between Oncor and Reorganized TCEH (the “Split Participant Agreement”) shall be in full force and effect and shall not have been amended, modified or supplemented without the consent of Parent.
(p)    Transition Services Agreement. The Transition Services Agreement shall be in full force and effect (unless earlier terminated or expired in accordance with its terms) and shall not have been amended, modified or supplemented without the consent of Parent.
(q)    Separation Agreement. The Separation Agreement shall be in full force and effect and shall not have been amended, modified or supplemented without the consent of Parent.
Section 7.3    Conditions to Obligation of the Company and EFIH. The obligations of each of the Company and EFIH to effect the Closing are also subject to the satisfaction (or waiver by the Company, and to the extent EFIH would be adversely affected by the Company’s actions, EFIH) at or prior to the Closing of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement other than Section 5.2(a), Section 5.2(b), Section 5.2(c), and the first sentence of Section 5.2(f) (without giving effect to any materiality or Parent

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Material Adverse Effect qualifications set forth therein) shall be true and correct as of the date hereof and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not have a Parent Material Adverse Effect; (ii) the representations and warranties set forth in Section 5.2(a), Section 5.2(b), Section 5.2(c), and the first sentence of Section 5.2(f) shall be true and correct in all respects on the date hereof and as of the Closing; and (iii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.
(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company and EFIH shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent and Merger Sub, respectively, to such effect.
(c)    Company Tax Opinions. Unless the receipt of the following opinion is waived by Parent, the Company shall have received an opinion of Kirkland & Ellis LLP, on the basis of the representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, wherein the party providing the opinion opines the Fundamental Opinions listed in Exhibit E; provided, however in the event Kirkland & Ellis LLP is unwilling or unable to provide the relevant opinion with the requisite degree of certainty set forth in this Section 7.3(c), the Company shall have received an opinion with the requisite degree of certainty from Cravath, Swaine & Moore, LLP. In rendering such opinion, such tax counsel or accounting firm providing the opinion shall be permitted to rely upon reasonable representations, including a representation that the Company and its Subsidiaries had no plan or intention at the time of the Reorganized TCEH Spin-Off and have no plan or intention at the time of the Merger to take, and did not take, any action that is inconsistent with the Intended Tax-Free Treatment. In giving the opinion described in this paragraph, such tax counsel or accounting firm providing the opinion shall assume that, other than with respect to any new or specific issues raised in connection with the transactions contemplated by this Agreement, the Reorganized TCEH Contributions, the Reorganized TCEH Conversion, and the Reorganized TCEH Spin-Off met the requirements of Sections 368(a)(1)(G), 355, and 356 of the Code.
(d)    RESERVED.
(e)    Regulatory Consents. Any and all governmental consents and approvals referred to in Section 7.2(c) shall have been obtained and shall remain in full force and effect and the applicable waiting period under the HSR Act shall have expired or been terminated.

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ARTICLE VIII
Termination
Section 8.1    Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing, whether before or after the Bankruptcy Court shall have entered the EFH Confirmation Order, by mutual written consent of the Company, EFIH, Parent and Merger Sub by action of each of their respective boards of directors or managers.
Section 8.2    Termination by Either Parent or the Company/EFIH. This Agreement may be terminated at any time prior to the Closing by action of either (x) Parent, on the one hand, or (y) the Company and EFIH (acting together), on the other hand:
(a)    if the Closing (including the Closing Date Transactions) shall not have been consummated within two hundred forty (240) days of the date of this Agreement (including as extended pursuant to this Section 8.2(a), the “Initial Termination Date”), provided, that, if as of such date any of the FERC Approval, the PUCT Approval or the Supplemental Rulings shall not have been obtained (and such approval or the Supplemental Rulings is still capable of being obtained within ninety (90) days), the Initial Termination Date shall be extended for ninety (90) days for the purpose of continuing to pursue such approval or the Supplemental Rulings, unless the Company and EFIH (acting together) and Parent agree otherwise in writing (the Initial Termination Date (as extended pursuant to this Section 8.2(a), as applicable) being, the “Termination Date”), provided, further, that, the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of (directly or indirectly), or resulted in, the failure of the Closing to occur on or before the Termination Date;
(b)    if any order of any court or other Governmental Entity permanently restraining, enjoining, rendering illegal or otherwise prohibiting, directly or indirectly, consummation of the Closing Date Transactions shall have become final and non-appealable; provided, however, that the termination right in this clause (b) shall not be available if the party seeking to terminate this Agreement pursuant to this clause (b) shall not have used its reasonable best efforts (and caused each of its Subsidiaries and controlled Affiliates (other than the Oncor Entities) to use its reasonable best efforts) to contest such order prior to its becoming permanent if such party (or Subsidiary or controlled Affiliate) had the right to contest such order; or
(c)    if the PUCT issues an order either denying the approval sought in the PUCT Filing or imposing a Burdensome Condition (which has not been accepted by Parent) and, within 30 days following the issuance of such order, such order has not been vacated or materially modified such that upon such vacation or modification, the PUCT Approval has been obtained.
Section 8.3    Termination by the Company and/or EFIH. This Agreement may be terminated at any time prior to the Closing:

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(a)    by the Company and EFIH (acting together) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, as if, in each such case, such representation or warranty were required by the Agreement to be true on and as of each such date between the date hereof and the Closing Date, which breach or failure of a representation, warranty, covenant or agreement to be true or to be performed (i) would result in a failure of a condition set forth in any provision of Section 7.1 or Section 7.3 (which for the purpose of such clauses it shall be assumed such breach is continuing as of the Closing) and (ii) cannot be, or has not been, cured within thirty (30) Business Days after Parent’s receipt of written notice thereof from the Company or EFIH; provided, however, that the termination right in this clause (a) shall not apply if either the Company or EFIH is then in breach of this Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.2 not being satisfied;
(b)    by the Company and EFIH (acting together) if Parent and Merger Sub have failed to consummate the Closing no later than the date required by Section 1.4; provided, however, that the termination right in this clause (b) shall not apply if either the Company or EFIH is then in breach of this Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.2 not being satisfied;
(c)    by the Company and EFIH (acting together) if the Bankruptcy Court enters an order approving a plan of reorganization not proposed or supported by the Company or EFIH (and which the Company and EFIH, to the extent requested by Parent, used commercially reasonable efforts to challenge before the Bankruptcy Court) that is inconsistent with this Agreement or the Plan of Reorganization;
(d)    by the Company and EFIH (acting together) if the Chapter 11 Cases are dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal or conversion contemplates the Closing Date Transactions; provided, that such dismissal or conversion was not proposed or supported by the Company or EFIH (and which the Company and EFIH, to the extent requested by Parent, used commercially reasonable efforts to challenge before the Bankruptcy Court);
(e)    until the entry of the EFH Confirmation Order, by the Company if concurrently with such termination, the Company Board determines in its sole discretion after consultation with its independent financial advisors and outside legal counsel, and based on the advice of such counsel, that the failure to terminate this Agreement is inconsistent with its fiduciary duties; provided that a material breach of the Company’s or EFIH’s obligations under Section 6.2 has not provided the basis for such determination; or
(f)    until the entry of the EFH Confirmation Order, by EFIH if concurrently with such termination, the board of managers of EFIH determines in its sole discretion after consultation with its independent financial advisors and outside legal counsel, and based on the advice of such counsel, that the failure to terminate this Agreement is inconsistent with

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its fiduciary duties; provided that a material breach of the Company’s or EFIH’s obligations under Section 6.2 has not provided the basis for such determination.
Section 8.4    Termination by Parent. This Agreement may be terminated at any time prior to the Closing by Parent:
(a)    if there has been a breach of any representation, warranty, covenant or agreement made by the Company and/or EFIH in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, as if, in each such case, such representation or warranty were required by the Agreement to be true on and as of each such date between the date hereof and the Closing Date, which breach or failure of a representation, warranty, covenant or agreement to be true or to be performed (i) would result in a failure of a condition set forth in any provision of Section 7.1 or Section 7.2 (which for the purpose of such clauses it shall be assumed such breach is continuing as of the Closing), and (ii) cannot be or has not been cured within thirty (30) Business Days after the Company’s or EFIH’s receipt of written notice thereof from Parent; provided, however, that the termination right in this clause (a) shall not apply if either Parent or Merger Sub is then in breach of this Agreement or the Oncor Letter Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.3 not being satisfied;
(b)    if there has been a breach of any representation, warranty, covenant or agreement made by Oncor or Oncor Holdings under the Oncor Letter Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, as if, in each such case, such representation or warranty were required by the Agreement to be true on and as of each such date between the date hereof and the Closing Date, which breach or failure of a representation, warranty, covenant or agreement to be true or to be performed (i) would result in a failure of a condition set forth in any provision of Section 7.1 or Section 7.2 (which for the purpose of such clauses it shall be assumed such breach is continuing as of the Closing) and (ii) cannot be or has not been cured within thirty (30) Business Days after the Company’s, EFIH’s, Oncor’s and Oncor Holdings’ receipt of written notice thereof from Parent; provided, however, that the termination right in this clause (b) shall not apply if either Parent or Merger Sub is then in breach of this Agreement or the Oncor Letter Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.3 not being satisfied;
(c)    if the Company and/or EFIH fail to consummate the Closing on or prior to the date required by Section 1.4; provided, however, that the termination right in this clause (c) shall not apply if either Parent or Merger Sub is then in breach of this Agreement or the Oncor Letter Agreement in a manner that would result or has resulted in the failure to consummate the Closing;
(d)    if the Company or EFIH files or expressly supports in the Bankruptcy Court a plan of reorganization that is inconsistent in any substantive legal or economic respect with this Agreement and the Plan of Reorganization and such inconsistency cannot be or has not been cured within thirty (30) Business Days after the Company’s or EFIH’s receipt

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of written notice thereof from Parent (which notice must occur within five (5) Business Days of the filing of such Plan);
(e)    if the Bankruptcy Court enters an order, or if the Company or EFIH files a motion seeking entry of an order, approving any sale or other disposition (other than a sale or other disposition permitted by this Agreement) of (i) any material portion of the assets of the Company or its Subsidiaries or (ii) any equity interests in EFIH or any of its Subsidiaries (including the Oncor Entities), to any Person(s) other than Parent, Merger Sub or any of their respective Affiliates;
(f)    if a trustee is appointed in the Chapter 11 Cases pursuant to Section 1104 of the Bankruptcy Code;
(g)    if any Chapter 11 Case, other than the cases relating to (i) LSGT Gas Company LLC, (ii) EECI, Inc., (iii) EEC Holdings, Inc., and (iv) LSGT SACROC, Inc., is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code;
(h)    if any of the following actions are not completed within the applicable time period specified below:
(i)    the Plan of Reorganization or the motion for entry of the Approval Order is not filed with the Bankruptcy Court by August 28, 2017;
(ii)    the Bankruptcy Court does not enter the Approval Order by September 30, 2017; provided that entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the E-Side Debtors’ entry into and performance and agreement under this Agreement, including but not limited to payment and satisfaction of the Termination Fee pursuant to the terms hereof (such entry or deemed entry of the Approval Order, the “Approval Order Entry”);
(iii)    the Bankruptcy Court does not enter the Disclosure Statement Order by September 30, 2017; provided, that, entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the Disclosure Statement and solicitation materials as containing “adequate information” as required by section 1125 of the Bankruptcy Code; or
(iv)    the Bankruptcy Court does not enter the EFH Confirmation Order within 30 days of entry of PUCT Approval; provided, that, entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve confirmation of the Plan of Reorganization;
provided however, that Parent shall not have the right to terminate this Agreement pursuant to subclause 8.4(h)(i), (h)(ii), (h)(iii), or (h)(iv) above unless Parent delivers written notice to the Company and EFIH that it intends to terminate this Agreement within forty-five (45) days following the applicable date set forth in such subclause; or

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(i)    if Parent, Merger Sub, Oncor and Oncor Holdings fail to enter into the Oncor Letter Agreement within five (5) days following the date hereof; provided, however, that if Parent has not terminated this Agreement pursuant to this Section 8.4(i) within ten (10) days following the end of such five (5) day period, this Section 8.4(i) shall be of no further force and effect and Parent shall have no such right to terminate this Agreement.
Section 8.5    Effect of Termination and Abandonment.
(a)    In the event of a termination of this Agreement pursuant to this Article VIII, this Agreement shall become void and of no further force or effect and no party shall have any liability to any other party hereto (or of any of its Representatives or Affiliates) with respect hereto; provided, however, and notwithstanding anything in the foregoing to the contrary, that, (i) this Section 8.5 and the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement and the parties hereto may have further liability with respect thereto, and (ii) liability may exist for willful or intentional breaches of this Agreement (where willful or intentional breach means a breach of this Agreement by a party that has actual knowledge that its action (or failure to act) would reasonably be expected to breach this Agreement) by a party prior to the time of such termination and, in the case of Parent and Merger Sub, any failure to have sufficient immediately available funds at the Closing for the consummation of the Closing Date Transactions (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs).
(b)    If this Agreement is terminated pursuant to Section 8.3(e), Section 8.3(f), Section 8.4(a), Section 8.4(d) or Section 8.4(e), and any alternative transaction is consummated (including pursuant to any Chapter 7 proceedings or any transaction or proceeding that permits the E-Side Debtors that are the direct or indirect owners of Oncor Holdings to emerge from the Chapter 11 Cases) pursuant to which none of Parent, Merger Sub or any of their respective Affiliates will obtain direct or indirect ownership of 100% of Oncor Holdings and Oncor Holdings’ approximately 80% equity interest in Oncor, then, if the Approval Order has been entered, no later than five (5) days following the consummation of such alternative transaction, the Company and EFIH shall pay to Parent the Termination Fee (as defined below), by wire transfer, as directed by Parent, in immediately available funds. In the event the Company and EFIH pay the Termination Fee pursuant to this Section 8.5(b), such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company, EFIH and their respective Affiliates, Representatives, creditors or shareholders with respect to any breach of this Agreement prior to such termination. If the Approval Order has been entered, the Company’s and EFIH’s obligation to pay the Termination Fee pursuant to this Section 8.5(b) shall survive the termination of this Agreement. If the Approval Order has been entered, the Termination Fee shall constitute an administrative expense of the Company and EFIH under the Bankruptcy Code. “Termination Fee” shall mean an amount equal to $190,000,000, inclusive of all expense reimbursements, including reasonable and documented professional fees of Parent and Merger Sub; provided that, in no event shall such claim be senior or pari passu with the superpriority administrative

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claims granted to the secured parties pursuant to the DIP Facility (as in effect on the date hereof).
(c)    The parties hereto acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement.
ARTICLE IX
Miscellaneous and General
Section 9.1    Survival. This Article IX and the agreements of the Company and EFIH, Parent and Merger Sub contained in Section 6.6 (Employee Benefits), Section 6.7 (Expenses), Section 6.8 (Indemnification; Directors’ and Officers’ Insurance), and Section 6.21 (Financing) shall survive the consummation of the Closing. This Article IX and the agreements of the Company and EFIH, Parent and Merger Sub contained in the last sentence of Section 6.7 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. Subject to the foregoing, all other representations, warranties, covenants and agreements in this Agreement shall not survive the Closing or the termination of this Agreement.
Section 9.2    Modification or Amendment. Subject to the provisions of the applicable Laws (including, if applicable, the approval of the Bankruptcy Court), the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, that any amendment or modification of this proviso or Section 9.5, Section 9.8 or Section 9.16 shall not affect the Financing Sources without the prior written consent of the Financing Sources.
Section 9.3    Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
Section 9.4    Counterparts. This Agreement may be executed in any number of counterparts (including by electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts taken together constituting one and the same agreement.
Section 9.5    GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.
(a)    THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION; PROVIDED, HOWEVER, THAT ALL MATTERS ARISING UNDER THE DEBT COMMITMENT LETTER, INCLUDING ALL CLAIMS (WHETHER IN CONTRACT, EQUITY, TORT OR OTHERWISE) AGAINST ANY OF THE FINANCING SOURCES OR THE PERFORMANCE OF THE FINANCING SOURCES OR THE PERFORMANCE OF THE DEBT COMMITMENT LETTERS, SHALL BE EXCLUSIVELY CONSTRUED,

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PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. Each of the parties hereto (i) submits to the exclusive jurisdiction of the Bankruptcy Court (or, if the Bankruptcy Court declines to accept jurisdiction over a particular matter, then the Chancery Court of the State of Delaware, and if the Chancery Court of the State of Delaware declines jurisdiction, then any state or federal court sitting in Delaware) in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and (iii) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any Delaware or federal court in accordance with the provisions of this Section 9.5(a). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.6. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.
(c)    Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way

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to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District for the Southern District of New York (and any appellate courts thereof).
Section 9.6    Notices. Except as set forth in Section 6.21 hereof, any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by (a) registered or certified mail, postage prepaid, (b) email or (c) overnight courier:

If to Parent or Merger Sub:
Sempra Energy 488 8th Avenue San Diego, California 92101
Attention:	General Counsel
Email:	MWyrsch@sempra.com
with copies (which shall not constitute notice) to:
White & Case LLP Southeast Financial Center 200 South Biscayne Boulevard, Suite 4900 Miami, Florida 3131 Attention: Thomas E Lauria Email: tlauria@whitecase.com and White & Case LLP 1221 Avenue of the Americas New York, NY 10020
Attention:	Gregory Pryor Michael A. Deyong
Email:	gpryor@whitecase.com michael.deyong@whitecase.com
If to the Company and/or EFIH:
Energy Future Holdings Corp., et al.
Energy Plaza 1601 Bryan Street Dallas, Texas 75201
Attention:	General Counsel
Email:	awright@energyfutureholdings.com

with copies (which shall not constitute notice) to:
Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, Texas 77002

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Attention:	Andrew Calder
John Pitts
Email:	andrew.calder@kirkland.com
john.pitts@kirkland.com
and
Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654
Attention:	James Sprayregen Marc Kieselstein
Chad Husnick
Email:	jsprayregen@kirkland.com mkieselstein@kirkland.com
chusnick@kirkland.com
and
Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
Attention:	Edward Sassower
Email:	edward.sassower@kirkland.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon receipt if sent by email and received by 5:00 pm (Eastern Time), on a Business Day (otherwise the next Business Day) (provided that if given by email such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.
Section 9.7    Entire Agreement. This Agreement (including any exhibits or schedules hereto including as actually executed), the Company Disclosure Letter, the Oncor Letter Agreement, the Confidentiality Agreement, dated August 10, 2017, by and among Parent, the Company and EFIH (the “Confidentiality Agreement”) and the other agreements named herein constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and cancel, merge and supersede all other prior or contemporaneous oral or written agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE ONCOR LETTER AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY AND ITS SUBSIDIARIES MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS

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OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 9.8    No Third-Party Beneficiaries. Except as provided in Section 6.8, Parent, Merger Sub, EFIH and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except for the rights of the Financing Sources pursuant to this Section 9.8, Section 9.2, Section 9.5 and Section 9.16 (who are intended third party beneficiaries thereunder and are intended to be the only third party beneficiaries thereunder). The parties hereto further agree that the rights of third party beneficiaries under Section 6.8 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.9    Obligations of Parent. Whenever this Agreement requires a Subsidiary of Parent, including Merger Sub, to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.
Section 9.10    Remedies. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed by the Company, EFIH, Parent or Merger Sub in accordance with the terms hereof and that monetary damages, even if available, would not be an adequate remedy therefor. As a result, prior to the termination of this Agreement pursuant to Article VIII, each party shall be entitled to specific performance to prevent breaches of this Agreement and of the terms hereof (including the obligation to consummate the Closing Date Transactions and the other transactions contemplated herein, subject to the terms and conditions hereof), without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy) in addition to any other remedy at law or equity. The parties hereto further agree not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. The parties acknowledge the Company’s right to (i) seek specific performance and (ii) to cause Parent and Merger Sub to sue and enforce against the Financing Sources, but with respect to clause (ii), only to the extent Parent or Merger Sub have such a right under the Debt Commitment Letter.

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Section 9.11    Transfer Taxes. To the extent payable under applicable Law (notwithstanding section 1146 of the Bankruptcy Code), all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Surviving Company when due.
Section 9.12    Definitions. Each term set forth in the Table of Defined Terms is defined on the page of this Agreement set forth opposite such term.
Section 9.13    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.
Section 9.14    Interpretation; Construction.
(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a section or exhibit, such reference shall be to a section of or exhibit to this Agreement unless otherwise indicated. Such exhibits are an integral part of this Agreement as if fully set forth herein. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “made available” and words of similar import means that the relevant documents, instruments or materials were either (i) posted and made available to the other party or its designated Representatives on the Intralinks due diligence data site maintained by the Company for purposes of the transaction(s) contemplated by this Agreement, (ii) sent to the other party or its representatives directly, or (iii) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act, in each case, at least five (5) Business Days prior to the date hereof or such prior date with respect to which such documents, instruments or materials were represented by a party to have been made available to the other party. The words “shall” and “will” have the same meaning; provided, that this sentence shall not apply to the portions of Section 7.1(c), Section 7.2(e), Section 7.3(c) and Exhibit E describing the levels of comfort required with respect to the various tax opinions contemplated by this Agreement.
(b)    The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises,

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this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(c)    Subject to the first paragraphs of Sections 5.1 and 5.2, respectively, each of the Company, EFIH, Parent and Merger Sub has, or may have, set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
Section 9.15    Assignment; Successors. This Agreement shall not be assignable by operation of law or otherwise without the prior written consent of the non-assigning parties hereto (such consent not to be unreasonably withheld, conditioned or delayed). Any purported assignment in violation of this Agreement is void. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns (including any Chapter 11 or Chapter 7 trustee, any successor trustee, and the estates of any or all of the Debtors).
Section 9.16    Financing Sources Arrangements. Notwithstanding anything to the contrary contained in this Agreement, (a) Company and its Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members, stockholders or representatives shall not have any rights or claims against any Financing Source, in any way relating to this Agreement or any of the transactions contemplated hereby or the Debt Financing (whether directly or by or through a claim by or on behalf of the Parent against any Financing Source) or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Debt Financing, or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise, (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company, and its Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members, stockholders or representatives for any obligations or liabilities of any party hereto under this Agreement or the Debt Financing or for any claim (whether directly or by or through a claim by or on behalf of the Parent against any Financing Source) based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (c) the Company and its Subsidiaries, Affiliates, directors, officers, employees, agents partners, managers, members, stockholders and representatives agree not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any Action against any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby; provided, however, that claims or causes of action related to an act or omission that is determined by a court of competition jurisdiction to have constituted fraud, willful misconduct, or gross negligence shall not be waived by this Section 9.16. The provisions of this Section 9.16 shall inure to the benefit of, and be enforceable by, each Financing Source, its Affiliates and their respective successors and permitted

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assigns, each of which is hereby intended to be an express third party beneficiary of this Section 9.16.
[Remainder of Page Intentionally Left Blank; Signature Page to Follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SEMPRA ENERGY

By:	/s/ J. Walker Martin
Name:	J. Walker Martin
Title:	Executive Vice President and Chief Financial Officer

POWER PLAY MERGER SUB I, INC.

By:	/s/ Kathryn J. Collier
Name:	Kathryn J. Collier
Title:	Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

ENERGY FUTURE HOLDINGS CORP.

By:	/s/ Anthony Horton
Name:	Anthony Horton
Title:	Chief Financial Officer, Executive Vice President and Treasurer

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

By:	/s/ Anthony Horton
Name:	Anthony Horton
Title:	Chief Financial Officer, Executive Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

Exhibit A
Plan of Reorganization

Filed as Exhibit 2.2 to this Form 8-K

Exhibit B
Form of Oncor Letter Agreement
(See Attached)

FORM OF ONCOR LETTER AGREEMENT

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
ONCOR ELECTRIC DELIVERY COMPANY LLC
1616 Woodall Rogers Freeway
Dallas, Texas 75202
August [•], 2017
Sempra Energy
Power Play Merger Sub I, Inc.
c/o Sempra Energy
488 8th Avenue
San Diego, CA 92101
Attention: [•]
Re:    Oncor Letter Agreement
Ladies and Gentlemen:
Reference is made to that certain Agreement and Plan of Merger dated August 21, 2017 (the “Merger Agreement”), by and among (i) Energy Future Holdings Corp., a Texas corporation (the “Company”), (ii) Energy Future Intermediate Holding Company LLC, a Delaware limited liability company (“EFIH”), (iii) Sempra Energy (“Parent”) and (iv) Power Play Merger Sub I, Inc., a Delaware corporation (“Merger Sub” and, together with Parent, “Purchasers”), which agreement has been approved by the board of directors of the Company, the board of managers of EFIH, the board of directors of Parent and the board of directors of Merger Sub and will be submitted for approval by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). In addition, reference is made to the amended Plan of Reorganization (the “Plan of Reorganization”) attached to the Merger Agreement and filed or to be filed with the Bankruptcy Court on or about the date hereof by Purchasers, the Company, EFIH and other Debtors (as defined below) in connection with the Chapter 11 Cases (as defined below), which, among other things, provided for the transactions contemplated by the Merger Agreement. Upon the terms and conditions of the Merger Agreement, among other things, Purchasers plan to acquire, pursuant to certain transactions described therein (the “Purchase”), direct or indirect equity interests in the Company and EFIH that indirectly represent all of the outstanding equity interests in Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) and at least 80.03% of the outstanding equity interests in Oncor Electric Delivery Company LLC (“Oncor” and, together with Oncor Holdings and their respective Subsidiaries, the “Oncor Entities”). A full and complete copy of the Merger Agreement (including the Plan of Reorganization, which is attached as an exhibit thereto) has been provided to Oncor Holdings and Oncor.
WHEREAS, the Oncor Entities are “ring-fenced” from the Company and EFIH and their respective Affiliates (as defined below), as a result of which, among other things, (i) the boards of directors of Oncor Holdings and Oncor are comprised of a majority of independent directors and (ii) certain arrangements are in place to maintain the separateness of the business and operations of the Company and EFIH from the business and operations of the Oncor Entities (such limitations collectively, the “Ring-Fence”);
WHEREAS, in furtherance of the Purchase and in light of the Ring-Fence, the Order on Rehearing entered in PUCT Docket No. 34077, the limited liability company agreements (as amended) of Oncor Holdings and Oncor (the “LLC Agreements”), the 2007 Separation Agreement (as defined below) and the Investor Rights Agreement (as defined below), the Company and EFIH have requested that Oncor Holdings and Oncor enter into this letter agreement (“Letter Agreement”) and have provided their prior written consent

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and direction before execution of this Letter Agreement, as the sole shareholder of Oncor Holdings (in the case of EFIH) and as the direct or indirect 80.03% equity interest holders of Oncor to Oncor Holdings and Oncor with respect to their entry into and performance of this Letter Agreement;
WHEREAS, this Letter Agreement sets forth certain rights and obligations of the Oncor Entities and Purchasers to cooperate in the manner set forth herein with respect to initial steps to be taken in connection with the Merger (as defined below) (the “Purchase Transaction”);
WHEREAS, except as expressly set forth herein, this Letter Agreement is not intended to give any Purchaser, directly or indirectly, any right to control or to direct the operations or decisions of any Oncor Entity;
WHEREAS, Oncor Holdings and Oncor (i) have not endorsed or approved any transactions or commitments proposed by the Purchasers, (ii) are not parties to or bound by the Merger Agreement and (iii) have not approved and are not required to approve the Merger Agreement;
WHEREAS, Oncor and Purchasers will use reasonable best efforts to cooperate with Purchasers in the preparation of any filings and in appearances made before the PUCT, as appropriate, in support of Purchasers’ proposal to acquire Oncor and Oncor Holdings, and Purchasers, Oncor and Oncor Holdings agree to use reasonable best efforts to make a single filing by the parties seeking prior approval by the PUCT of the Purchase Transaction;
WHEREAS, Oncor Holdings and Oncor have agreed to operate in the ordinary course of business and materially consistent with the 2017-2018 Plan upon signing of this Letter Agreement, and they have preserved the right to take reasonable actions consistent with prudent industry practices to respond to emergency situations and/or to comply and respond to any requirement, or reasonable request, in a Governmental Request or Order (as defined below); and
WHEREAS, in exchange for the agreements of Oncor Holdings and Oncor in this Letter Agreement, Purchasers have agreed to certain commitments set forth herein with respect to the implications of the Purchase Transaction for Oncor Holdings, Oncor and their employees;
NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:
Section 1.Definitions.
(a)    Capitalized terms used in this Letter Agreement but not defined herein have the respective meanings ascribed to them in Exhibit A. All capitalized terms used but not defined herein or in Exhibit A shall have the meanings ascribed to them in the Merger Agreement. In the event that a term defined herein or in Exhibit A is defined and ascribed a different meaning in the Merger Agreement, the definition provided herein or in Exhibit A, as applicable, shall control.
(b)    Each term below has the meaning ascribed to such term in the Section set forth opposite such term:

Defined Term	Section
2007 Separation Agreement	Exhibit A
2017-2018 Plan	§3(a)
Affiliate	Exhibit A

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Defined Term	Section
Alternative Proposal	§4(e)(1)
Applications	§5(a)(iv)
Bankruptcy and Equity Exception	Exhibit A
Bankruptcy Court	Preamble
Benefit Plan	Exhibit A
Business Day	Exhibit A
CBA	§8(d)
Chapter 11 Cases	Exhibit A
Company	Preamble
Confidentiality Agreement	Exhibit A
Continuation Period	§8(a)
Contract	Exhibit A
control	Exhibit A
Costs	Exhibit A
Debtors	Exhibit A
Effective Time	§8(a)
EFIH	Preamble
Environment	Exhibit A
ERISA	Exhibit A
FCC Approval	Exhibit A
FCC/FERC Applications	§5(a)(iv)
FERC	Exhibit A
FERC Approval	Exhibit A
Financing	§12(a)
Governmental Entity	Exhibit A
Governmental Request or Order	Exhibit A
Indemnified Parties	Exhibit A
Interim Period	§3(a)
Investor Rights Agreement	Exhibit A
Key Regulatory Terms	§5(a)(v)
Knowledge	Exhibit A
Law	Exhibit A
Letter Agreement	Recitals
License	Exhibit A
Lien	Exhibit A
LLC Agreements	Recitals
Merger Agreement	Preamble
Merger Sub	Preamble
Merger	Exhibit A
Oncor	Preamble
Oncor Entities	Preamble
Oncor Employee	§8(a)

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Defined Term	Section
Oncor Holdings	Preamble
Oncor Material Contract	Exhibit A
Parent	Preamble
Permitted Alternative Proposal	§4(e)(ii)
Person	Exhibit A
Plan of Reorganization	Preamble
PUCT	Exhibit A
PUCT Approval	Exhibit A
PUCT Filing	§5(a)(iii)
Purchase	Preamble
Purchase Closing Date	§3(a)
Purchase Transaction	Recitals
Purchasers	Preamble
Reorganized TCEH	Exhibit A
Representatives	§4(a)
Ring-Fence	Recitals
Securities Act	Exhibit A
Split Participant Agreement	§9
Subsidiary	Exhibit A
Surviving Company	Exhibit A
Termination Date	Exhibit A
Section 2. Representations and Warranties of Oncor Holdings and Oncor. As of the date hereof Oncor Holdings and Oncor hereby represent and warrant to Purchasers as follows:
(a)    Organization, Good Standing and Qualification. Each of Oncor Holdings and Oncor is a limited liability company duly formed, validly existing and in good standing under the Delaware Limited Liability Company Act and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Oncor Holdings or Oncor to perform the actions contemplated by, and to fulfill its obligations under, this Letter Agreement.
(b)    Corporate Authority. Oncor Holdings and Oncor have each approved by all necessary limited liability company action the execution and delivery of this Letter Agreement and the actions contemplated hereby to be taken by the Oncor Entities. Each of Oncor Holdings and Oncor has all requisite limited liability company power and authority and has taken all limited liability company action necessary in order to execute, deliver and perform its obligations under this Letter Agreement. This Letter Agreement has been duly executed and delivered by each of Oncor Holdings and Oncor and is a valid and binding obligation of Oncor Holdings and Oncor. This Letter Agreement is enforceable against each of Oncor Holdings and Oncor in accordance with its terms, subject, as to the enforcement of remedies, to the Bankruptcy and Equity Exception.

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(c)    No Conflicts. As of the date hereof, the execution, delivery and performance by Oncor Holdings and Oncor of this Letter Agreement does not and will not constitute or result in (i) a breach or violation of, or a default under, or otherwise contravene or conflict with, the certificate of formation of Oncor or Oncor Holdings, the LLC Agreements or the comparable governing documents of any other Oncor Entity (ii) with or without notice, lapse of time or both, a breach or violation of, or a default under, or the creation of a Lien on any of the assets of Oncor Holdings or Oncor or any of their Subsidiaries pursuant to, any Contract binding upon Oncor Holdings or Oncor or any of their Subsidiaries, or their respective assets, or any License held by Oncor Holdings or Oncor or any of its Subsidiaries or to which Oncor Holdings or Oncor or any of their Subsidiaries, or any of their respective assets, is subject or (iii) a violation of any Law to which Oncor Holdings or Oncor or any of their Subsidiaries, or any of their respective assets is subject, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, cancellation, default, creation, acceleration, consent, loss or change as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Oncor Holdings or Oncor to fulfill its obligations under this Letter Agreement.
Section 3.Interim Operation.
(a)    Except (i) as otherwise required or specifically permitted by the provisions of this Letter Agreement, (ii) as Parent may approve in writing (such approval, not to be unreasonably withheld, delayed or conditioned), (iii) as part of an asset swap for substantially similar value, pursuant to the asset swap and other transactions proposed in PUCT Docket No. 47469, or (iv) as required by or to the extent arising from the proposed rate case settlement in PUCT Docket No. 46957, each of Oncor Holdings and Oncor covenants and agrees as to itself and each of its Subsidiaries that, upon the signing of this Letter Agreement and ending on the earlier of the date of the consummation of the Purchase and other transactions contemplated by the Merger Agreement (the “Purchase Closing Date”) or the Termination Date (the “Interim Period”), each of them will operate in the ordinary course of business and materially consistent with the plan for 2017 and 2018 contained in the May 2016 updated long range business plan of Oncor (the “2017-2018 Plan”) that was provided to the Purchasers (including as to any action or the incurrence of any costs or expenses provided for therein).
(b)    Notwithstanding anything herein to the contrary, in order (i) to prevent the occurrence of, or mitigate the existence of, an emergency situation involving endangerment of life, human health, safety, the Environment or material property, equipment or other assets or (ii) to comply with or otherwise appropriately respond to any requirement, or reasonable request without solicitation, in a Governmental Request or Order, any Oncor Entity may take reasonable actions consistent with prudent industry practices that would otherwise be prohibited pursuant to Section 3(a); provided, however, that Oncor and Oncor Holdings shall provide Purchasers with notice of such emergency situation or Governmental Request or Order as soon as reasonably practicable after obtaining Knowledge thereof.
(c)    Except to the extent expressly set forth herein, nothing contained in this Letter Agreement is intended (i) to give Purchasers, directly or indirectly, any right to control or direct the operations or decisions of any Oncor Entity or (ii) modify or amend the obligations of the parties under either LLC Agreement.
Section 4.Alternative Proposals.
(a)    Notwithstanding anything to the contrary herein, except as specifically permitted by Section 4(c) with respect to a Permitted Alternative Proposal, during the Interim Period, Oncor

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Holdings and Oncor shall not, shall cause each of their respective Subsidiaries not to, and shall cause the directors (other than the Minority Member Directors (as defined in the Oncor LLC Agreement)), officers, employees, investment bankers, attorneys, accountants and other advisors, consultants, agents or representatives of any Oncor Entity (collectively, “Representatives”) not to, (i) initiate, solicit, propose, knowingly encourage or knowingly induce, the submission of, any Alternative Proposal; provided, however, that an Oncor Entity may interact with its equityholders in order to satisfy its fiduciary obligations and its obligations pursuant to the LLC Agreements and the Investor Rights Agreement and may, in response to communications from (without otherwise limiting the provisions of this Section 4) any of its direct equityholders or any third party who makes or seeks to make an unsolicited Alternative Proposal, make available public and non-public information (but only if such equityholder or third party has executed a confidentially agreement with Oncor on terms no less favorable in the aggregate to the Oncor Entities than terms of the Confidentiality Agreement) so long as such Oncor Entity promptly provides or makes available to the Purchasers such non-public information made available to such equityholder or third party (to the extent it has not already been provided or made available to the Purchasers), (ii) enter into, maintain or continue negotiations with any Person with respect to, any Alternative Proposal, or (iii) enter into any written letter of intent, agreement in principle or other agreement (whether or not legally binding and whether or not oral or written) with respect to an Alternative Proposal. In addition, during the Interim Period, Oncor Holdings and Oncor shall promptly advise Parent in writing of any Alternative Proposal, including, unless prohibited by applicable Law, the material terms and conditions of such Alternative Proposal (including any subsequent material modification to such material terms and conditions) and the identity of the Person making the same. Unless prohibited by applicable Law, Oncor Holdings and Oncor shall keep Parent reasonably informed on a reasonably current basis of the status and material details (including material modifications) of any Alternative Proposal. During the Interim Period, neither Oncor Holdings nor Oncor shall enter into any agreement with any Person which prohibits any Oncor Entity from providing information to the Purchasers that they are expressly entitled to receive from Oncor Holdings or Oncor in accordance with this Section 4(a); provided, that for all purposes of this Letter Agreement, the reasonable best efforts of Oncor Holdings and Oncor shall not include the expenditure of any fees or expenses or the undertaking of, or response to, any action, suit, claim, cause of action or other form of litigation.
(b)    As of the date the Bankruptcy Court has entered an order approving entry into the Merger Agreement, Oncor Holdings and Oncor represent that as of such date, they are not in negotiations with any Person with respect to any Alternative Proposal and that there is no agreement that would prevent Oncor Holdings or Oncor from complying with their respective obligations under Section 4(a).
(c)    Notwithstanding anything to the contrary contained in Section 4(a), any of Oncor Holdings and Oncor and their Subsidiaries may, but only upon the request of the Company or EFIH, (i) negotiate with stakeholders of the Debtors, facilitate and document the terms of a Permitted Alternative Proposal and (ii) enter into an agreement or agreements with the stakeholders of the Debtors regarding support for and/or financing of such Permitted Alternative Proposal; provided, however, that other than any required disclosure to the Purchasers hereunder, the Oncor Entities shall use reasonable best efforts (x) to keep confidential any solicitation, negotiation, facilitation, and documentation by the applicable Oncor Entities of a Permitted Alternative Proposal and (y) to enter into confidentiality agreements with any counterparty to any agreement regarding support for and/or financing of a Permitted Alternative Proposal, which confidentiality agreement provides that the existence and terms of such Alternative Proposal shall be kept confidential and shall not be publicly disclosed, except in each case to the extent required by applicable Law or pursuant to such

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confidentiality agreements (including any “cleansing” provisions set forth in such confidentiality agreements) as determined by the applicable Oncor Entities in their sole and absolute discretion.
(d)    Notwithstanding anything to the contrary contained in Section 4(c), such provisions shall not be construed to permit, and Oncor Holdings and Oncor and their Subsidiaries shall not, and shall cause their respective Representatives not to, make or support any filings with or submissions or inquiries to any Governmental Entity, including the PUCT, the FCC and the FERC, or make or support any public statements with respect to any Alternative Proposal or any Permitted Alternative Proposal at any time during the Interim Period; provided, however, that the Oncor Entities and their Representatives may (i) respond to requests, communications, or directives received from any Governmental Entity, whether in writing or otherwise, with respect to any Alternative Proposal or Permitted Alternative Proposal, and (ii) take such action as required, or reasonably requested without solicitation, by a Governmental Request or Order with respect to such Alternative Proposal or Permitted Alternative Proposal. The Oncor Entities shall, unless otherwise prohibited by Law, provide prompt notice to the Purchasers of any requests, communications or directives received by them of the type described in clause (i) or (ii) above and keep the Purchasers reasonably informed on a reasonably prompt basis of material developments in connection therewith to the extent not prohibited by applicable Law or confidentiality agreements with third parties.
(e)    For purposes of this Letter Agreement:
(i)    “Alternative Proposal” means any inquiry, proposal, expression of interest or offer from or by a Person other than the Purchasers or their respective representatives (or, to the extent that Parent consents in writing to any Affiliate of the Purchasers being treated in the same manner as the Purchasers, any such Affiliate of the Purchasers) with respect to (i) a merger, acquisition, consolidation, dissolution, equity investment, liquidation, winding up, reorganization, tender offer, recapitalization, plan of reorganization or liquidation, joint venture, partnership, restructuring, asset purchase, share purchase, share exchange, business combination or similar transaction regarding the Company, EFIH, Oncor Holdings or Oncor or one or more of their Subsidiaries or any of their assets, properties or businesses, (ii) any other transaction in which any Person would acquire in any manner any direct or indirect equity interests in Oncor Holdings or Oncor or any of their assets, properties or businesses or (iii) any other transaction that is inconsistent in any material respect with, or an alternative that prevents consummation of, the Purchase Transaction.
(ii)    “Permitted Alternative Proposal” means any Alternative Proposal but with respect to which members of Oncor who hold at least a majority of the outstanding units representing limited liability company interests in Oncor have delivered to Oncor Holdings and Oncor (with a copy to Parent) a written notice (i) requesting that Oncor enter into, maintain or continue discussions or negotiations with one or more third parties and (ii) certifying that, in the case of a notice delivered by Oncor Holdings, the Company and EFIH are permitted to cause Oncor Holdings to deliver such request under the terms of the Merger Agreement.
Section 5.Filings; Other Actions; Notification.
(a)    Cooperation.
(i)    Subject to the terms and conditions set forth in this Letter Agreement, the Oncor Entities and Purchasers shall use their respective reasonable best efforts to cooperate and to take or cause to be taken all actions, and to do or cause to be done, all things reasonably

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requested by the Purchasers to negotiate, prepare and file as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and assist the Purchasers in obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary to be obtained from any third party and/or any Governmental Entity in connection with the Purchase Transaction.
(ii)    Subject to the terms and conditions set forth in this Letter Agreement, including Section 5(a)(xi), and subject to approval of the application by the board of directors of Oncor (which approval shall not be unreasonably withheld, conditioned or delayed), each party hereto shall use its reasonable best efforts to file with the FERC a joint application for the FERC Approval as promptly as reasonably practicable following the date hereof. In furtherance of the foregoing, each party shall furnish to the other parties in a timely fashion, all documents, pleadings, testimony and other information sufficient for such application to be made.
(iii)    Subject to the terms and conditions set forth in this Letter Agreement, including Section 5(a)(xi), and subject to approval of the filing by the board of directors of Oncor (which approval shall not be unreasonably withheld, conditioned or delayed), each party hereto shall use its reasonable best efforts to submit to the PUCT a single filing (on behalf of the parties) in which the Purchasers will seek prior approval by the PUCT of the Purchase Transaction (the “PUCT Filing”) as promptly as reasonably practicable following the date herof. In furtherance of the foregoing, each party shall furnish to the other parties in a timely fashion, all documents, pleadings, testimony and other information sufficient for the PUCT Filing to be made.
(iv)    In connection with any PUCT Filing or application submitted to the FCC or FERC with respect to the Purchase Transaction (together, the “FCC/FERC Applications” and, together with the PUCT Filing, the “Applications”), Oncor Holdings and Oncor shall not be required to endorse, or cause any of their Subsidiaries to endorse, as their or their Subsidiaries’ own strategy or commitments, or take actions to support any modification of their or their Subsidiaries’ strategy and business plan that Oncor Holdings or Oncor, as applicable, determines in good faith that it would not support as being in the best interest of Oncor if the Purchase Transaction was not to be completed; provided, however, that nothing in this Section 5(a)(iv) shall affect any Oncor Entity’s obligation to include the Key Regulatory Terms in the Applications, subject to Section 5(a)(v) below. Nothing contained in this Section 5(a)(iv) is intended to give any Purchaser, directly or indirectly, the right to control or direct any Oncor Entity’s operations or decisions.
(v)    Each of Oncor and Oncor Holdings agrees that (A) the Applications shall include the information concerning the Purchase Transaction, the Oncor Entities, and the Purchasers required by applicable Laws of the State of Texas and other applicable jurisdictions, (B) the Applications and any amendments or supplements thereto shall include the key terms and undertakings set forth in Exhibit B (the “Key Regulatory Terms”) and the jurisdictions relevant thereto and such additional agreements or commitments by the Purchasers as the Purchasers believe, after consultation with the Oncor Entities, are advisable to obtain the PUCT Approval, FERC Approval or FCC Approval, (C) it will cooperate with the efforts of the Purchasers to seek approval of the Key Regulatory Terms in the Applications, (D) no Oncor Entity shall accept any agreements, commitments or conditions in connection with the Purchase Transaction pursuant to any settlement or other agreement with any Governmental Entity without the prior written consent of Parent and (E) prior to

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termination of this Letter Agreement, it will not withdraw any filing made by it in connection with the Purchase Transaction without the prior written consent of Parent, such consent to not be unreasonably withheld, conditioned or delayed.
(vi)    Subject to the terms and conditions set forth in this Letter Agreement, each party hereto shall appear formally (including by providing testimony) or informally before any Governmental Entity if reasonably requested by the other parties hereto or required by such Governmental Entity in connection with any filings contemplated by this Letter Agreement.
(vii)    Subject to applicable Law and clauses (c) and (e) of this Section 5 relating to the exchange of information and the protection of legal privilege, each of the parties hereto shall provide the other parties hereto a reasonable opportunity to review in advance and, to the extent practicable, each will consult with the other parties hereto on and consider in good faith the views and comments of the other parties hereto in connection with, all material information relating to the Oncor Entities that appears in any filing made with, or written materials or written testimony submitted to, or oral presentations or testimony made to any Governmental Entity in connection with the Purchase Transaction. In exercising the foregoing rights and performing the foregoing obligations, each party hereto shall act reasonably, promptly and as reasonably practicable.
(viii)    Each party hereto agrees not to schedule, to the extent reasonably practicable, any substantive meetings or substantive communications with the PUCT or the FERC regarding the Purchase Transaction without giving the other parties hereto or their respective representatives a reasonable opportunity to participate in such meeting or communication to the extent permitted by such Governmental Entity, and in any event the parties hereto shall keep each other reasonably apprised of all material substantive communications with Governmental Entities of which such party is aware regarding the Purchase Transaction.
(ix)    In connection with the Purchase Transaction, Oncor and Purchasers will be the primary advocates in the PUCT on Purchasers’ proposal to acquire Oncor. Oncor and Purchasers will jointly lead the efforts to obtain PUCT Approval, subject to the terms of this Letter Agreement, and in good faith will cooperate on: (A) the scheduling and conducting of all formal meetings with all Governmental Entities and the staffs thereof, (B) the coordination, terms, commitments, requests, and making of the Applications (and any amendment or supplement thereto), subject to Sections 5(a)(iv) and (xi), and the process for obtaining any consents, registrations, approvals, permits and authorizations of any Governmental Entity, in each case, as may be necessary or advisable in connection with the Applications, filings and approvals contemplated by this Letter Agreement, and (C) the resolution of any investigation or other inquiry of any Governmental Entity (and the staffs thereof), including the PUCT, in each case, as may be necessary or advisable in connection with the Applications, filings and approvals contemplated by this Letter Agreement. Prior to making any decisions pursuant to the preceding sentence, Parent shall consult in good faith with the Oncor Entities with respect to such decisions and consider in good faith the views of the Oncor Entities.
(x)    The Oncor Entities shall use their reasonable best efforts to cooperate with respect to Purchasers’ efforts to obtain the Supplemental Rulings (as defined in the Merger Agreement).

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(xi)    Nothing in this Section 5(a) shall (A) prevent, limit or restrict an Oncor Entity or its Affiliates from interacting, communicating or making filings or applications with, or resolving any investigation or other inquiry of, any agency or other Governmental Entity in the ordinary course of business related to matters other than the Purchase Transaction, (B) prevent, limit or restrict an Oncor Entity or its Affiliates from responding to unsolicited inquiries related to the Purchase Transaction from any agency or other Governmental Entity or interacting with any such agency or other Governmental Entity in response to unsolicited communications related to the Purchase Transaction initiated by any such Person, or (C) require an Oncor Entity or any Representative of an Oncor Entity to take any action that would violate any applicable Law or rule of any Governmental Entity, provided, that each Oncor Entity will provide Parent with a reasonable advance opportunity to review and comment upon any written communication, filing or application related to the Applications and the Oncor Entities will consider in good faith the views of Parent in connection with all such written communications, filings or applications. For avoidance of doubt Oncor shall prepare, present and have final approval over any testimony or presentations that will be proffered or given to any Governmental Entity by any Oncor officers, directors, employees or representatives and any responses to discovery, Oncor pleadings, any presentation of evidence, or other communications between any Oncor Entity and any Governmental Entity, including in connection with the filings referenced in clauses (ii) through (iv) above (except that such filings shall be prepared in accordance with and contain the provisions required by the applicable provisions of this Section 5).
(xii)    Notwithstanding anything herein to the contrary, if either the Merger Agreement and/or the Plan of Reorganization has been terminated, each of Oncor and Oncor Holdings may defer performance of its obligations under this Section 5(a) or may withdraw any application or filing previously made by Oncor. Further, Oncor shall be entitled, following notice to and consultation with Parent, to withdraw any application or filing previously made by Oncor with any Governmental Entity pursuant to this Section 5 in order to comply with any requirement, or reasonable request without solicitation, in a Governmental Request or Order; provided that Oncor’s board of directors determines in good faith after consultation with its outside legal counsel, and based on advice of such counsel, that not withdrawing any such application or filing would be inconsistent with its fiduciary duties.
(b)    Information. Subject to applicable Laws and Section 5(e), Oncor and Oncor Holdings, on the one hand, and Purchasers, on the other hand, shall, upon request by the other, furnish such party with all reasonably requested information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Purchasers, Oncor or Oncor Holdings or any of their respective Subsidiaries to or with any third party and/or any Governmental Entity in connection with the Purchase Transaction.
(c)    Status. Subject to applicable Laws and Section 5(e), and the instructions of any Governmental Entity, each party hereto shall keep the other parties reasonably apprised of the status of the filings and applications made pursuant to this Section 5, including, upon reasonable request, promptly furnishing the other parties with copies of notices or other communications received by any party hereto from any Governmental Entity with respect to the Purchase Transaction.
(d)    Terms and Conditions. Notwithstanding the obligations set forth in this Section 5, but subject to the other obligations set forth in this Letter Agreement, Parent and Merger Sub shall

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make all determinations with respect to any term or condition in connection with obtaining the FCC Approval, the FERC Approval and the PUCT Approval or any approval or consent of a Governmental Entity sought by the Purchasers in connection with the Purchase Transaction (whether arising due to a change in Law after the date of this Letter Agreement or otherwise). In addition, each of Oncor Holdings and Oncor acknowledges and agrees that the Purchasers shall have the right to approve or disapprove of any settlement with respect to the FCC Approval, the FERC Approval, and the PUCT Approval.
(e)    Confidentiality. Notwithstanding anything to the contrary contained therein, the terms of the Confidentiality Agreement shall survive the execution of this Agreement and shall expire upon the earliest to occur of (i) the Purchase Closing Date, and (ii) two (2) years from the date hereof. All information disclosed pursuant to this Section 5 shall be subject to the Confidentiality Agreement and nothing in this Section 5 shall require any party (i) to violate any of its binding obligations with respect to confidentiality, (ii) to disclose any privileged information or (iii) to fail to comply with any requirement, or reasonable request without solicitation, in a Governmental Request or Order; provided, that, as applicable, each party shall, to the extent permitted by applicable Law, provide notice to the requesting parties that any information is being withheld pursuant to this provision and such parties shall use their respective reasonable best efforts to find a mutually agreeable solution to any such confidentiality and/or privilege concerns, including, if applicable, by sharing privileged information as requested pursuant to a common interest agreement with respect to the Applications to be mutually agreed and executed between the applicable parties.

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Section 6.Access and Reports. Subject to applicable Law, upon reasonable notice, each of Oncor Holdings and Oncor shall, and each shall cause its respective Subsidiaries to, afford the officers and other representatives of Parent reasonable access, during normal business hours throughout the Interim Period, to its executive officers, properties, books, contracts and records and, during such period, each of Oncor Holdings and Oncor shall, and each shall cause its Subsidiaries to, furnish to Parent information in its control concerning its business, properties, facilities, operations and personnel as Parent reasonably requests, in each case solely to the extent reasonably necessary to effect the Purchase Transaction; provided that no investigation pursuant to this Section 6 shall (a) unreasonably interfere with the ongoing operations of any Oncor Entity or (b) affect or be deemed to modify any representation or warranty made by an Oncor Entity herein; and provided, further, that the foregoing shall not require any Oncor Entity to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of such Oncor Entity would result in the disclosure of any trade secrets or other confidential information of third parties or violate any of its or any of its Subsidiaries’ obligations with respect to confidentiality if such Oncor Entity shall have used reasonable best efforts to furnish such information in a manner that does not result in any such disclosure or violation, including obtaining the consent of such third party to such inspection or disclosure, (ii) disclose any privileged information of the Oncor Entities if such Oncor Entity shall have used reasonable best efforts to furnish such information in a manner that does not result in the loss of such privilege (including, if applicable, by sharing privileged information as requested pursuant to a common interest agreement with respect to the Applications to be mutually agreed and executed between the applicable parties), (iii) permit any invasive environmental investigation or sampling, including a Phase II environmental assessment or (iv) require disclosure of information that it reasonably determines is competitively sensitive information, including detailed information with respect to transmission development projects, or relates to facilities and infrastructure security procedures. All requests for information made pursuant to this Section 6 shall be directed to the individuals set forth in Exhibit C. All such information shall be governed by the terms of the Confidentiality Agreement.
Section 7.Publicity. The Oncor Entities and Purchasers shall consult with one another prior to issuing any press releases or making any other public announcements with respect to this Letter Agreement or any filings with the Securities and Exchange Commission or submissions to the Bankruptcy Court that specifically relate to this Letter Agreement; provided, however, that nothing herein shall restrict or otherwise limit any party from making any disclosures that such party determines is required by applicable Law.
Section 8.Employees and Employee Benefits.
(a)    During the period commencing at the effective time of the Merger (the “Effective Time”) and ending on the two-year (2) anniversary of the Effective Time (the “Continuation Period”), Purchasers and the Surviving Company and EFIH shall cause Oncor or Oncor Holdings to provide each individual who is an employee of Oncor prior to and as of the Effective Time (each, an “Oncor Employee”) with (i) a base salary or wage rate that is no less favorable than that provided to such Oncor Employee immediately prior to the Effective Time, (ii) aggregate incentive compensation opportunities that are substantially comparable, in the aggregate, to those provided to such Oncor Employee immediately prior to the Effective Time and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to such Oncor Employee immediately prior to the Effective Time.
(b)    During the Continuation Period, Oncor Holdings and Oncor shall not, and Purchasers and the Surviving Company and EFIH shall cause each of Oncor Holdings and Oncor not to, implement any material involuntary workforce reductions (with respect to either field or corporate personnel) of the Oncor Employees.

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(c)    From and after the Effective Time, each of Oncor Holdings and Oncor shall, and Purchasers shall exercise all rights as a direct or indirect equityholder of Oncor Holdings and Oncor to cause Oncor Holdings and Oncor to, fully satisfy, fulfill and discharge any obligations to current and former Oncor Employees under the Assumed Plans; provided that, nothing herein shall prevent the amendment or termination of any such plans in accordance with their terms by Oncor Holdings and/or Oncor, and Oncor Holdings and Oncor shall each continue to have any rights, privileges or powers under the Assumed Plans.
(d)    Notwithstanding any other provision of this Section 8 with respect to any Oncor Employee immediately following the Effective Time whose terms and conditions of employment are covered by a collective bargaining agreement (“CBA”), the terms and conditions of such Oncor Employee’s employment shall be governed by the terms of the applicable CBA, as may be modified from time to time.
(e)    Each party hereto hereby acknowledges that, with respect to any employee listed on Exhibit D hereto, a “change in control” or “change of control” within the meaning of each Assumed Plan in which such employee is a participant or to which such employee is a party will occur as a result of the consummation of the Purchase Transaction. For each employee listed on Exhibit D who chooses to retire from or terminate his or her service with the Oncor Entities in connection with the closing of the Purchase Transaction and so notified Purchaser within three (3) months following the Purchase Closing Date, Purchasers agree to pay any and all benefits (including change in control benefits) to which such individual would be entitled in connection with such retirement or termination, treating such retirement or termination as a resignation with “good reason,” a termination “without cause,” or a retirement under the relevant Assumed Plans.
(f)    In the event that any Oncor Employee becomes a participant in any employee benefit plan of Purchasers or its Subsidiaries, Purchasers shall use commercially reasonable efforts to cause any employee benefit plans in which such Oncor Employee is entitled to participate to take into account for purposes of eligibility and vesting thereunder, service of such Oncor Employees with Oncor Holdings or Oncor, as applicable, prior to the Effective Time as if such service were with Purchasers or its Subsidiaries to the extent provided in accordance with the terms of such employee benefit plans (except (i) with respect to any Oncor Employee who incurs a break in service after the Purchase Closing Date and is subsequently hired, such service will only be credited to the extent such service would have been credited and/or restored in accordance with the terms of a comparable benefit plan immediately prior to the Purchase Closing Date, or (ii) to the extent that it would result in (A) a duplication of benefits, (B) benefit accruals under any defined benefit pension plan (other than utilizing such years of service in order to satisfy any requirements for future benefit accrual only under any defined benefit pension plan), or (C) service accrual for any purpose under any post-retirement welfare benefit plan).
(g)    The provisions of this Section 8 are solely for the benefit of the parties to this Letter Agreement, and no Oncor Employee or former Oncor Employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Letter Agreement, and nothing herein shall (i) be construed as an amendment to any Benefit Plan for any purpose, (ii) give any Oncor Employee or former Oncor Employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third party any right to enforce the provisions of this Section 8 or (iii) obligate the Surviving Company, EFIH, Oncor Holdings or Oncor or any of their respective Affiliates (A) to, subject to Section 8(a)(iii), and as provided in the Split Participant Agreement (as defined below), maintain any particular benefit plan, (B) to retain the

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employment of any particular employee or (C) to refrain from promoting or demoting any particular employee (or otherwise refrain from reassigning such employee to a new position).
Section 9.Split Participant Agreement. Oncor shall not amend the Split Participant Agreement, dated October 3, 2016, by and between Oncor and Reorganized TCEH (the “Split Participant Agreement”) without the consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.
Section 10.Indemnification; Directors’ and Officers’ Insurance.
(a)    Nothing herein shall impair or restrict the ability of any Oncor Entity to honor and perform any of its indemnification obligations to any Representative under any Contract.
(b)    Effective as of the Effective Time, each of Oncor Holdings and Oncor shall, and the Surviving Company and EFIH shall exercise all rights as a direct or indirect equityholder of Oncor Holdings and Oncor to cause Oncor Holdings and Oncor to comply with (i) any indemnification agreement between any Indemnified Party and an Oncor Entity and (ii) the indemnification obligations and exculpation provisions in the LLC Agreements as in effect as of the date hereof.
(c)    Nothing contained in this Letter Agreement shall be construed to prohibit the Oncor Entities from obtaining, with the approval of their respective boards of directors, and fully paying the premium for the extension of (i) the directors’ and officers’ liability coverage of the Oncor Entities’ existing directors’, managers’ and officers’ insurance policies, and (ii) Oncor’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Purchase Closing Date with respect to any claim related to any period of time at or prior to the Purchase Closing Date, which policies may be issued by an insurance carrier selected by the Oncor Entities and may contain terms, conditions, retentions and limits of liability that are acceptable to the Oncor Entities in their sole discretion with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of any of the Oncor Entities by reason of him or her serving in such capacity that existed or occurred at or prior to the Purchase Closing Date (including in connection with this Letter Agreement or the transactions or actions contemplated hereby); provided, that, the premiums for the extension of such insurance policies shall not exceed 250% of the annual premiums currently paid by the Oncor Entities for such insurance policies.
(d)    If, within six (6) years of the Purchase Closing Date, the Surviving Company, EFIH or any of their successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, the Surviving Company, EFIH or their successors or assigns shall make, to the extent not provided for under applicable Law, proper provisions so that the successors and assigns of the Surviving Company or EFIH, as the case may be, assume all of the obligations of the Surviving Company or EFIH set forth in this Section 10.
(e)    The provisions of this Section 10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.
(f)    The rights of the Indemnified Parties under this Section 10 shall be in addition to any rights such Indemnified Parties may have under the certificate of formation, operating agreement or comparable governing documents of any Oncor Entity, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or

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prior to the Purchase Closing Date and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of formation, operating agreement or comparable governing documents of any Oncor Entity or the Company or any existing indemnification agreement between such Indemnified Party and any of the foregoing shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party with respect to any acts or omissions occurring at or prior to the Purchase Closing Date.
(g)    To the extent that any Indemnified Parties are entitled to indemnification under both this Letter Agreement and any other contract, agreement or instrument (including the certificate of formation, operating agreement or comparable governing documents of any Oncor Entity or the Company or any indemnification agreement between such Indemnified Party and any of the foregoing) in respect of any services performed by such Indemnified Party as a director, manager, or officer of any of the Oncor Entities, the fact that any such contract, agreement or instrument also provides for indemnification of such Indemnified Parties shall not (i) be construed to diminish or otherwise limit any right or remedy granted to such Indemnified Parties hereunder or (ii) require that any other sources of indemnification or available insurance be primary over the indemnification obligations set forth in this Letter Agreement, any indemnification agreement previously entered with the Indemnified Parties or in the organizational documents of any Oncor Entity.
Section 11.Notice of Current Events.
(a)    At all times during the Interim Period, each of the parties hereto shall notify the other parties hereto orally and in writing upon: (i) receipt of any written communication from any Person that is a party to an Oncor Material Contract alleging that the consent of such Person (or another Person) is required in connection with the Purchase Transaction; (ii) becoming aware of any occurrence, or non-occurrence, of any event that, individually or in the aggregate, would cause any of the representations or warranties of such party or parties contained in this Letter Agreement to be untrue or inaccurate in any material respect; or (iii) becoming aware of any failure of any such party to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Letter Agreement.
(b)    Parent shall notify Oncor Holdings and Oncor in writing as promptly as practicable (but in no event later than twenty-four (24) hours) after the termination of the Merger Agreement and/or the Plan of Reorganization by any party thereto.
Section 12.Financing.
(a)    During the Interim Period, Oncor Holdings and Oncor each agree to use reasonable best efforts to timely provide, and to use reasonable best efforts to cause their Subsidiaries and their respective Representatives to timely provide, reasonable cooperation in connection with Parent’s arrangement of any debt or equity issuance contemplated by the Merger Agreement or the Plan of Reorganization (each, a “Financing”) (provided that, Parent shall use reasonable best efforts to provide Oncor Holdings and Oncor with notice of any information needed by Parent as soon as reasonably practicable). Oncor Holdings’ and Oncor’s cooperation shall be limited to the following: (i) participation by appropriate members of senior management of the Oncor Entities, which participation will be limited to providing Oncor financial and operational information in a reasonable number of meetings, presentations, road shows, due diligence sessions, and sessions with prospective lenders, investors and rating agencies, in each case, at mutually agreeable times and locations and upon reasonable notice; (ii) providing information in its control to Purchasers that is necessary for Purchasers to prepare materials for rating agencies and rating agency presentations, offering

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documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with any such Financing, together with procuring customary authorization letters authorizing the distribution of Oncor information to prospective lenders or investors (which customary authorization letters shall be required notwithstanding the reasonable best efforts standard required of Oncor Holdings and Oncor above); (iii) furnishing (A) all information and data reasonably requested by Parent to prepare all pro forma financial statements required to be prepared or are otherwise customary in connection with any Financing registered on Form S-1, Form S-4 or other available Form (as applicable) and (B) all financial statements and financial data of the type and form required to be prepared in accordance with Regulation S-X and Regulation S-K under the Securities Act for offerings of the debt and/or equity securities (as the case may be) contemplated in the respective Financings registered on Form S-1, Form S-4 or other available Form (as applicable) under the Securities Act, including all information required to be incorporated therein, provided, that, if no registration statement is required to be filed for each of the Financings, for each such Financing, financial statements and financial data shall be furnished to the extent customary to consummate the Financing (subject to exceptions customary for a private Rule 144A offering) and, for the avoidance of doubt, would not require financial information otherwise required by Rule 3-10 and Rule 3-16 of Regulation S-X or “segment reporting” and any Compensation Discussion and Analysis or executive compensation information required by Item 402 of Regulation S-K; (iv) using reasonable best efforts to assist Parent and the lenders and investors for such Financing or their respective Affiliates in obtaining corporate, facilities and securities ratings, as applicable, in connection with the Financing prior to the launch of the Financing; (v) providing information in its control that is necessary for the preparation of customary schedules and exhibits in connection with the Financing; (vi) furnishing Parent and the lenders and investors for such Financing or their respective Affiliates promptly, and in any event no later than three (3) Business Days prior to an Early Financing Date (as defined in the Merger Agreement) or the Purchase Closing Date, as applicable, with all documentation and other information which any lender or investor providing or arranging the Financing has reasonably requested, including under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, in each case to the extent such request is made at least ten (10) Business Days prior to the Early Financing Date or the Purchase Closing Date, as applicable; (vii) providing customary management representation letters to the independent accountants and causing Oncor’s independent auditors to cooperate in connection with the Financing (including providing accountants’ comfort letters and consents to use their audit reports from Oncor’s independent auditors to the extent required in connection with such Financing); and (viii) otherwise cooperating with the reasonable requests of Parent to satisfy any express conditions precedent to the Financing that require Oncor information, provided that with respect to the foregoing clauses (i)-(viii), (A) no Oncor Entity shall be required to endorse any particular strategy or structure, (B) the Purchasers shall be responsible for any projections, (C) such requested cooperation shall not unreasonably interfere with the ongoing operations of any Oncor Entity, (D) no Oncor Entity shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing, (E) other than customary authorization letters, no Oncor Entity or any of their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the consummation of the Merger or that would be effective prior to the Purchase Closing Date, (F) no Persons who are on the board of directors or the board of managers (or similar governing body) of any Oncor Entity prior to the Purchase Closing Date in their capacity as such shall be required to pass resolutions or consents to approve or authorize the execution of the Financing, and (G) no Oncor Entity or any of their respective officers, directors, or employees shall be required to execute any solvency certificate in connection with the Financing.

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Nothing contained in this Section 12 or otherwise shall require any Oncor Entity to be an issuer or other obligor with respect to the Financing nor to assume any liability whatsoever for such Financing.
(b)    During the Interim Period, it is understood that Parent may seek to market and consummate all or a portion of the Financing. In this regard, and for the avoidance of doubt, Oncor Holdings and Oncor acknowledge that their cooperation obligations set forth in Section 12(a) include the obligation to use their reasonable best efforts to cooperate with any such efforts, provided such cooperation obligations are limited to those set forth in Section 12(a).
(c)    Notwithstanding anything herein to the contrary, none of the Oncor Entities or their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under this Section 12 or any information utilized in connection therewith. Parent shall indemnify and hold harmless the Oncor Entities and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with the arrangement of the Financing and the performance of their respective obligations under this Section 12 and any information utilized in connection therewith (other than Costs arising from any untrue statement of a material fact in information provided by any Oncor Entity or any omission of a material fact required to be stated in such information or necessary in order to make such information not misleading). Parent shall, promptly upon request of Oncor Holdings or Oncor, reimburse any Oncor Entity for all reasonable and documented out-of-pocket costs and expenses incurred by such Oncor Entity (including those of its Representatives) in connection with the cooperation required by this Section 12. Each of Oncor Holdings and Oncor hereby consents to the use of the logos of the Oncor Entities in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any Oncor Entity or the reputation or goodwill of any Oncor Entity.
Section 13.Headquarters. From and after the Purchase Closing Date, Purchasers shall cause the Oncor Entities to maintain their headquarters in Dallas, Texas.
Section 14.Implementation of Key Regulatory Terms. Each of Oncor Holdings and Oncor agree, subject to Bankruptcy Court Approval and PUCT Approval, to take all actions necessary or appropriate to effect changes to the LLC Agreements of Oncor Holdings and Oncor that are required or permitted to be requested or implemented by Purchasers, with such changes to be effective at the Effective Time to the extent consistent with the PUCT Approval.
Section 15.Miscellaneous.
(a)    Survival. This Section 15 and the covenants and agreements of the parties hereto contained in Section 8 (Employees and Employee Benefits), Section 10 (Indemnification; Directors’ and Officers’ Insurance), Section 12(c) (Financing) and Section 13 (Headquarters) and the Confidentiality Agreement shall survive the consummation of the Purchase Transaction. This Section 15 and the covenants and agreements of the parties hereto contained in Section 12(c) (Financing) and the Confidentiality Agreement shall survive the termination of this Letter Agreement. Subject to the foregoing, all other representations, warranties, covenants and agreements in this Letter Agreement shall not survive the consummation of the Merger.
(b)    Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Purchase Closing Date, the parties hereto may only modify or amend this Letter

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Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.
(c)    Counterparts. This Letter Agreement may be executed in any number of counterparts (including by electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts taken together constituting one and the same agreement.
(d)    GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.
(i)    THIS LETTER AGREEMENT, TOGETHER WITH ANY CLAIM, DISPUTE, REMEDY OR LEGAL PROCEEDING ARISING FROM OR RELATING TO THIS LETTER AGREEMENT OR ANY RELIEF OR REMEDIES SOUGHT BY ANY PARTY HERETO, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER, SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Each of the parties hereto (A) submits to the exclusive jurisdiction of any state or federal court sitting in Dallas County, Texas in any action or proceeding arising out of or relating to this Letter Agreement, (B) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and (C) agrees not to bring any action or proceeding arising out of or relating to this Letter Agreement (whether on the basis of a claim sounding in contract, equity, tort or otherwise) in any other court. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Letter Agreement or the Purchase Transaction in any court specified in accordance with the provisions of this Section 15(d)(i). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 15(e). Nothing in this Letter Agreement will affect the right of any party to this Letter Agreement to serve process in any other manner permitted by Law.
(ii)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (W) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (X) EACH PARTY UNDERSTANDS AND HAS CONSIDERED

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THE IMPLICATIONS OF THIS WAIVER, (Y) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (Z) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(d)(ii).
(e)    Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by email or overnight courier:
If to Oncor Holdings or Oncor:
Oncor Electric Delivery Holdings Company LLC
1616 Woodall Rodgers Freeway
Dallas, Texas 75202
Attention:    E. Allen Nye, Jr.
    Kevin R. Fease
    Michael L. Davitt
Email:    allen.nye@oncor.com
    kevin.fease@oncor.com
    michael.davitt@oncor.com

with copies (which shall not constitute notice) to:
Jones Day
222 East 41st Street
New York, New York 10017
Attention:    Corinne Ball
Email:    cball@jonesday.com

and

PatVillarealLaw PLLC
25 Highland Park Village, Suite 100869
Dallas, Texas 75205
Attention: Patricia J. Villareal
Email:    pat@patvillareallaw.com

If to Purchasers:
Sempra Energy
488 8th Avenue
San Diego, California 92101
Attention:    General Counsel
Email:     MWyrsch@sempra.com
with copies (which shall not constitute notice) to:

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White & Case LLP
Southeast Financial Center
200 South Biscayne Boulevard, Suite 4900
Miami, Florida 33131
Attention:    Thomas E Lauria
Email:     tlauria@whitecase.com

And

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:    Gregory Pryor and Michael A. Deyong
Email:    gpryor@whitecase.com;
    michael.deyong@whitecase.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon receipt if sent by email and received by 5:00 pm (Eastern Time), on a Business Day (otherwise the next Business Day) (provided that if given by email such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.
(f)    Termination. Notwithstanding anything to the contrary herein, this Letter Agreement may be terminated at any time prior to the Purchase Closing Date, (i) by mutual written consent of the parties hereto, (ii) automatically, and without any action of any of the parties hereto, upon (A) any valid termination of the Merger Agreement by any party thereto or (B) the withdrawal of the Plan of Reorganization or any event that renders the Plan of Reorganization or an order approving the Plan of Reorganization null or void, (iii) by Oncor Holdings, if the board of directors of Oncor Holdings determines in good faith after consultation with its outside legal counsel, and based on the advice of such counsel, that proceeding with this Letter Agreement would be inconsistent with its applicable fiduciary duties or (iv) by Oncor, if the board of directors of Oncor determines in good faith after consultation with its outside legal counsel, and based on the advice of such counsel, that proceeding with this Letter Agreement would be inconsistent with its applicable fiduciary duties.
(g)    Entire Agreement. This Letter Agreement and the Confidentiality Agreement embody the entire agreement and understanding of the parties in respect of the subject matter contained herein and supersede all prior agreements and understandings between the parties with respect to such subject matter, and reflect all contractual obligations or commitments with Parent and Merger Sub. The parties hereby further represent that, in entering into this Letter Agreement (i) they have been represented and advised by counsel in connection with this Letter Agreement, which they have entered into voluntarily and of their own choice, and not under coercion or duress; (ii) they are relying upon their own knowledge and the advice of counsel; (iii) they knowingly waive any claim that this Letter Agreement was induced by any misrepresentation or nondisclosure which could have been or was discovered before signing this Letter Agreement; and (iv) they knowingly

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waive any right to rescind or avoid this Letter Agreement based upon presently existing facts, known or unknown.
(h)    Severability. The provisions of this Letter Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Letter Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Letter Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
(i)    Assignment. This Letter Agreement shall not be assignable by operation of law or otherwise without the written consent of the non-assigning parties hereto. Any purported assignment in violation of this Letter Agreement is void.
(j)    No Third Party Beneficiaries. Except as provided in Section 10 (Indemnification; Directors’ and Officers’ Insurance), Section 12(c) (Financing), Section 15(k) (Specific Performance; Limitation of Damages) and Section 15(m) (No Recourse), Purchasers, Oncor Holdings and Oncor hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Letter Agreement, and this Letter Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the covenants set forth herein. Without limiting the generality of the foregoing, the Company and EFIH shall not have any right to rely on or enforce any of the representations, warranties, covenants or agreements set forth herein.
(k)    Specific Performance; Limitation of Damages. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance and injunctive relief (but not any other form of equitable relief) to prevent or remedy breaches of this Letter Agreement, without the proof of irreparable damage or any actual damages or losses whatsoever. Without limiting the foregoing, the parties hereto agree that a party hereto may not assert that another party to this Letter Agreement is in breach of this Letter Agreement unless such non-breaching party provides the purported breaching party with written notice of such allegation within five (5) Business Days of the non-breaching party or its Affiliates first becoming aware of such purported breach. Prior to the non-breaching party seeking an injunction pursuant to this Section 15(k), the purported breaching party shall have five (5) Business Days after receiving such notice to cure any such breach. Within that five (5) Business Day period, the parties to this Letter Agreement also agree that senior management level designees of each party shall meet and confer in an attempt to resolve any claim of a breach. Each party irrevocably agrees to waive any requirement for the security or posting of any bond in connection with such specific performance or injunctive relief. Regardless of any other provision in this Letter Agreement, the Merger Agreement, and/or any related transaction, the parties specifically agree that neither Oncor, Oncor Holdings, or their Representatives, nor Purchasers shall be held liable in any event for monetary damages hereunder; provided that Purchasers agree that they may be held liable for monetary damages for a breach of their obligations under Section 10 and Section 12. Each party also agrees that in the event that any Purchaser asserts any claim against any Oncor Entity or its Representatives based upon or reflecting in any manner any provisions of the

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Merger Agreement and/or related documents, such claim, if any will be subject to and limited by this Section 15(k). Notwithstanding anything to the contrary in this Letter Agreement, in no event shall any party hereto or their Representatives be liable to any other party hereunder for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income or opportunity, relating to the breach or alleged breach of this Letter Agreement.
(l)    Interpretation; Construction. The headings herein are for convenience of reference only, do not constitute part of this Letter Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Letter Agreement is made to a section or exhibit, such reference shall be to a section of or exhibit to this Letter Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Letter Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Letter Agreement shall refer to this Letter Agreement as a whole and not any particular provision of this Letter Agreement. The words “will” and “shall” have the same meaning. The parties have participated jointly in negotiating and drafting this Letter Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Letter Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Letter Agreement.
(m)    No Recourse. Notwithstanding any other provision of this Letter Agreement, this Letter Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Letter Agreement may only be brought against, the parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except as expressly set forth herein, none of the Affiliates of the Company, EFIH, Purchasers, Oncor or Oncor Holdings, nor any of their respective Representatives shall have any liability under this Letter Agreement.
(n)    Effectiveness. The obligations, covenants and representations of Oncor and Oncor Holdings hereunder will not be effective unless and until the Bankruptcy Court enters an order approving the Merger Agreement, with the exception of the obligations undertaken in (i) Section 2 (Representations and Warranties), (ii) Section 3 (Interim Operations), (iii) Section 5 (Filings; Other Actions; Notifications), (iv) Section 11 (Notice of Current Events) and (v) Section 15 (Miscellaneous) which will be effective as of the signing of this Letter Agreement.
[Signature Page Follows]

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If the parties are in agreement with the terms of this Letter Agreement, please execute one copy of this Letter Agreement in the space provided below and return it to the undersigned, whereupon this Letter Agreement will represent the binding agreement of the parties hereto.
Very Truly yours,
ONCOR ELECTRIC DELIVERY HOLDINGS
COMPANY LLC
By: _______________________________________
Name:
Title:
ONCOR ELECTRIC DELIVERY COMPANY LLC
By: _______________________________________
Name:
Title:

AGREED TO AND ACCEPTED
as of the date first set forth above:
SEMPRA ENERGY
By: _______________________________________
Name:
Title:
POWER PLAY MERGER SUB I, INC.
By: _______________________________________
Name:
Title:

Exhibit A

Definitions
Capitalized terms used in this Letter Agreement without definition shall have the following respective meanings:
“2007 Separation Agreement” means the Separation Agreement, dated October 10, 2007, by and between TXU Corp. and Oncor Holdings.
“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person.
“Bankruptcy and Equity Exception” means the bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
“Benefit Plan” means all material benefit and compensation plans, programs, policies or arrangements covering Oncor Employees, including “employee benefit plans” within the meaning of Section 3(3) of ERISA and deferred compensation, change in control, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, agreements, employment agreements (but only such employment agreements that would reasonably be expected to provide for annual compensation of $100,000 or more), programs, policies or arrangements sponsored, contributed to, or entered into by Oncor Holdings or Oncor or their Subsidiaries.
“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.
“Chapter 11 Cases” means the voluntary cases of the Debtors under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq. in the Bankruptcy Court.
“Confidentiality Agreement” means the confidentiality agreement, dated as of August 3, 2017, between Parent and Oncor, as the same may be amended or modified from time to time.
“Contract” means an agreement, lease, license, franchise, contract, note, mortgage, indenture, credit agreement, arrangement or other obligation.
“control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Costs” means any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities.
“Debtors” means, collectively, the Company, EFIH and certain entities in which the Company, directly or indirectly, holds an equity interest, that commenced voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq.
“Environment” means any and all ambient air, indoor air, surface water and groundwater (including navigable water and wetlands), the land surface or subsurface strata or sediment and flora and fauna.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“FCC Approval” means the consent of the Federal Communications Commission for the assignment and/or transfer of control as applicable, of radio licenses, including point-to-point private microwave licenses held by the Company and/or its Subsidiaries.
“FERC” means the Federal Energy Regulatory Commission.
“FERC Approval” means an order issued by FERC approving the transactions contemplated hereby under section 203 of the Federal Power Act and the FERC’s regulations thereunder.
“Governmental Entity” means any federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, arbitrator, court, regional reliability entity (including the Texas Reliability Entity, Inc.), Electric Reliability Council of Texas, Inc. or any other legislative, executive or judicial governmental entity, excluding in each case, the Bankruptcy Court.
“Governmental Request or Order” means any formal or informal request, action, Law, directive or order (whether temporary, preliminary or permanent), whether written or not, made, enacted, issued, promulgated, enforced or entered by any court, other Governmental Entity of competent jurisdiction, or governmental authority, including without limitation the PUCT, ERCOT, FERC, the Texas Reliability Entity, the Office of the Attorney General of Texas, or any representative thereof.
“Indemnified Parties” means directors, managers and officers of the Oncor Entities.
“Investor Rights Agreement” means the Investor Rights Agreement, dated as of November 5, 2008, among Oncor and certain of its direct and indirect equityholders.
“Knowledge” means, when used with respect to Oncor Holdings and Oncor, the actual knowledge after reasonable inquiry of Robert S. Shapard, David M. Davis, Allen Nye, James A. Greer, Walter Mark Carpenter and Deborah L. Dennis.
“Law” means any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, legally binding standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement or License of any Governmental Entity.
“License” means all permits, certifications, approvals, registrations, clearances, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.
“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.
“Merger” shall mean the merger of Merger Sub with and into the Company with the Company surviving as an indirect Subsidiary of Parent.
“Oncor Material Contract” means any Contract, other than a Benefit Plan, that (A) would be required to be filed by Oncor as a “material contract” as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act.
“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“PUCT” means the Public Utility Commission of Texas.

“PUCT Approval” means the PUCT’s approval, as applicable, of the transactions contemplated by the Merger Agreement pursuant to authority asserted by the PUCT pursuant to the Public Utility Regulatory Act and the PUCT’s regulations thereunder.
“Reorganized TCEH” means a new Subsidiary of TCEH formed by TCEH pursuant to the Plan of Reorganization.
“Securities Act” means the Securities Act of 1933, as amended.
“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.
“Surviving Company” shall mean the surviving company in the Merger.
“Termination Date” means the date on which the Merger Agreement is validly terminated in accordance with its terms.

Exhibit B
Key Regulatory Terms
BOARD

1.
Separate Board Commitment. At closing and thereafter, Oncor Electric Delivery Company LLC (“Oncor”) will have a separate board of directors. If, at closing or thereafter, Sempra Energy (“Parent”) has competitive affiliates in Texas, the Oncor board of directors will not include any employees of Parent competitive affiliates in Texas, any members from the boards of directors of Parent’s competitive affiliates in Texas, or any individuals with direct responsibility for the management or strategies of such competitive affiliates.

2.
Independent Board Commitment. Oncor will have a board of directors comprised of at least thirteen (13) directors. Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) will have a board of directors comprised of at least ten (10) directors. A majority of the Oncor Holdings’ board members and Oncor’s board members will qualify as “independent” in all material respects in accordance with the rules and regulations of the New York Stock Exchange (“NYSE”) (which are set forth in Section 303A of the NYSE Listed Company Manual), from Parent and its subsidiaries. To the extent Parent has any competitive affiliates in Texas, Oncor Holdings’ and Oncor’s boards of directors would not include any employees of Parent’s competitive affiliates in Texas or any members from the boards of directors of Parent’s competitive affiliates in Texas.

a.
The Oncor Board shall have seven (7) Independent/Disinterested Directors, two (2) directors who will be officers of Oncor designated by Oncor Holdings only at the direction of Energy Future Intermediate Holding Company LLC (“EFIH”), two (2) directors who will be designated by Oncor Holdings only at the direction of EFIH, and two (2) directors who will be designated by the Minority Members (as that term is defined in the Oncor LLC Agreement) in accordance with the existing terms of the Oncor LLC Agreement. Any Oncor directors designated by EFIH are referred to as “EFIH Directors.”

b.
The Oncor Holdings Board shall have six (6) Independent/Disinterested Directors, two (2) directors who will be officers of Oncor Holdings designated by EFIH, and two (2) directors who will be designated by EFIH.

c.	The duties of the Board members of Oncor Holdings and Oncor will be to act in the best interests of Oncor consistent with the approved ring-fence and Delaware Law.

3.
Independence of Board Commitment. Oncor Holdings’ and Oncor’s Boards cannot be overruled by the board of Parent or any of its subsidiaries on dividend policy, debt issuance, capital expenditures, management and service fees, and appointment or removal of board members, provided that such actions may also require the additional approval of Oncor Holdings’ Board.

a.
The appointment or removal of the Chief Executive Officer or the Chief Financial Officer of Oncor shall require a majority vote of Oncor board of directors, which vote must include the unanimous vote of the EFIH Directors.

b.
Neither Oncor Holdings nor Oncor nor any of their subsidiaries may without the prior written consent of Parent: (1) enter into or authorize any material transactions with a third party outside ordinary course of business nor enter into any contract, or other similar agreement to effectuate such material transactions; or (2) institute an Oncor bankruptcy filing.

c.
Only the Oncor Holdings Nominating Committee can replace or remove any of the Independent/Disinterested Directors on the Oncor or Oncor Holdings Boards. If the Oncor Holdings Nominating Committee is required to fill a vacancy of an Independent Director on either the Oncor Holdings or Oncor Boards, the Nominating Committee will nominate a new director who is Disinterested. “Disinterested Directors” must: (1) be independent from Parent and its subsidiaries and affiliated entities in all material respects in accordance with the rules and regulations of the NYSE; and (2) have no material relationship with Parent or its subsidiaries or affiliated entities currently or within the previous ten years. Former officers of Oncor who otherwise meet these qualifications qualify as “Disinterested Directors.”

d.
The Independent/Disinterested Directors may make recommendations to the Oncor Holdings Nominating Committee for any new Disinterested Directors. The Oncor Holdings Nominating Committee will always have a majority of Independent/Disinterested Directors. The appointment of new disinterested directors to either the Oncor Holdings or Oncor Boards shall be subject to the approval by a majority vote of Independent/Disinterested Directors.

e.
A majority vote of the Independent and/or Disinterested Directors must approve an annual budget if the aggregate amount of such capital and operating and maintenance expenditures in such annual budget is more than a 10% decrease from the capital and operating and maintenance budget for the immediately prior fiscal year.

f.
The Independent and/or Disinterested Directors have the right to approve any amendments or changes to the key provisions of LLC Agreements relating to: (1) the Independent Board; (2) the rights and powers of Independent/Disinterested Directors; (3) removal of Directors; and (4) Delaware as controlling law. Changes to the key provisions of the LLC Agreements shall be subject to Commission approval.

DIVIDENDS

4.	Oncor Board’s Right to Determine Dividends Commitment. The Oncor Board, comprised of a majority of Independent/Disinterested Directors, will have the sole right to determine dividends.

a.	Any amendments or changes to the Dividend Policy have to be approved by a majority vote of the Independent/Disinterested Directors.

b.
The Independent/Disinterested Directors, acting by majority vote, shall have the authority to prevent Oncor or Oncor Holdings from making any dividend if they determine that it is in the best interest of Oncor to retain such amounts to meet expected future requirements of Oncor (including continuing compliance with the debt-to-equity ratio described in Section 10).

5.
Oncor Credit Ratings and Dividends Commitment. To eliminate concerns regarding a negative impact on Oncor resulting from Parent’s acquisition of Oncor, and in lieu of providing specifics regarding acquisition funding, Parent commits to the following:

a.
Parent will ensure that, as of the closing of the transaction, Oncor’s credit ratings at all three major ratings agencies (Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings) will be at or above Oncor’s credit ratings as of June 30, 2017; and

b.
If the credit rating by any one of the three major ratings agencies (Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings) fall below BBB (Baa2) for Oncor senior secured debt, then Oncor will suspend payment of dividends until otherwise allowed by the Commission.

DEBT

6.
Existing Legacy Debt and Liabilities. Immediately following the closing of the transaction, Parent will reduce the debt that resides above Oncor at EFIH and EFH, such that up to $3.12 billion of debt, in the aggregate, may be incurred and/or remain at reorganized EFH and/or reorganized EFIH. Parent further commits that such debt will be extinguished prior to maturity (i.e., in less than 7 years) and no new debt shall be incurred by reorganized EFH or reorganized EFIH.

7.
No Transaction-Related Debt at Oncor Commitment. Oncor will not incur, guaranty, or pledge assets in respect of any incremental new debt related to financing the transaction at the closing or thereafter. Oncor’s financial integrity will be protected from the separate operations of Parent’s affiliated retail electric provider (“REP”) or generation company, if any.

8.
Cross-Default Provisions, Financial Covenants or Rating Agency Triggers. Oncor will not include in any of its debt or credit agreements cross-default provisions between Oncor’s securities and the securities of Parent or any of its affiliates or subsidiaries. Oncor will not include in its debt or credit agreements any financial covenants or rating agency triggers related to Parent or any other Parent affiliate.

9.
Debt-to-Equity Ratio Commitment. Oncor’s debt will be limited so that its regulatory debt-to-equity ratio (as determined by the Commission) is at or below the assumed debt-to-equity ratio established from time to time by the Commission for ratemaking purposes. Oncor’s payment of dividends will be limited by compliance with the Commission-approved regulatory debt-to-equity ratio.

10.	No Inter-Company Debt Commitment. Oncor will not enter into any inter-company debt transactions with Parent affiliates (other than Oncor subsidiaries) following consummation of the transaction.

11.	No Inter-Company Lending Commitment. Oncor will not lend money to or borrow money from Parent or Parent’s affiliates (other than Oncor subsidiaries).

12.	Credit Facility Commitment. Oncor will not share credit facilities with Parent or Parent’s affiliates (other than Oncor subsidiaries).

13.	No Pledging of Assets/Stock Commitment. Oncor’s assets or stock shall not be pledged for any entity other than Oncor.

14.
No Recovery of Affiliate REP Bad Debt Commitment. If there is any Parent REP is affiliated with Oncor, Oncor will not seek to recover from its customers any costs incurred as a result of a bankruptcy of any Parent REP.

15.
Credit Rating Registration Commitment. Parent and Oncor will be registered with major nationally and internationally recognized bond rating agencies, such as Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings. Oncor’s ratings shall reflect the ring-fence provision contemplated herein in order to provide Oncor with a stand-alone (non-linked) credit rating.

BANKRUPTCY LIABILITIES

16.
Bankruptcy Expenses and Liabilities. Oncor will not seek recovery in rates of any expenses or liabilities related to EFH’s bankruptcy. This commitment includes the agreement that Oncor will not seek recovery in rates of amounts resulting from any: (1) tax liabilities resulting from the spin-off of Texas Competitive Electric Holdings Company LLC; (2) asbestos claims relating to non-Oncor operations of or under EFH; or (3) make-whole claims by creditors of EFH or EFIH set forth in the EFH and EFIH Plan of Reorganization. Oncor’s customers will not be required to pay for these items.

NON-CONSOLIDATION

17.
Non-Consolidation Legal Opinion. Parent agrees to obtain a non-consolidation legal opinion that provides that, in the event of a bankruptcy of Parent or any affiliate of Parent, a bankruptcy court would not consolidate the assets and liabilities of Oncor with Parent or any affiliate of Parent.

CAPEX

18.
Capital Expenditure Commitment. Oncor shall make minimum capital expenditures equal to a budget of at least $7.5 billion over the five-year period beginning January 1, 2018, and ending December 31, 2022, subject to the following adjustments to the extent reported to the Commission in Oncor’s quarterly earnings monitor report: Oncor may reduce capital spending due to conditions not under Oncor’s control, including, without limitation, siting delays, cancellations of projects by third-parties, weaker than expected economic conditions, or if Oncor determines that a particular expenditure would not be prudent.

CYBERSECURITY

19.
Cybersecurity Expenditure Commitment. Oncor shall make minimum cybersecurity expenditures equal to a budget of $35 million over the five-year period beginning January 1, 2018, and ending December 31, 2022. Oncor shall work cooperatively with other Parent entities with respect to cybersecurity issues.

AFFILIATE ISSUES

20.
Affiliate Asset Transfer Commitment. Neither Oncor Holdings nor Oncor will transfer any material assets or facilities to any affiliates (other than Oncor Holdings, Oncor, and their subsidiaries, which are hereinafter referred to as the “ring-fenced entities”), other than a transfer that is on an arm’s-

length basis consistent with the Commission’s affiliate standards applicable to Oncor, regardless of whether such affiliate standards would apply to the particular transaction.

21.
Arm’s-Length Relationship Commitment. Each of the ring-fenced entities will maintain an arm’s-length relationship with Parent or Parent’s affiliates (other than the ring-fenced entities) consistent with the Commission’s affiliate standards applicable to Oncor.

22.
Separate Books and Records Commitment. Each of the ring-fenced entities will maintain accurate, appropriate, and detailed books, financial records and accounts, including checking and other bank accounts, and custodial and other securities safekeeping accounts that are separate and distinct from those of any other entity.

23.
FERC Preemption. Neither Oncor nor Parent or Parent’s affiliates will assert before the Commission or a Texas court of competent jurisdiction that the Commission is preempted pursuant to the Federal Power Act (e.g., under a FERC tariff) from making a determination regarding the prudence of affiliate costs sought to be allocated to Oncor.

ADDITIONAL COMMITMENTS

24.	Holding Company Commitment. Oncor Holdings will be retained between Parent and Oncor.

25.	Continued Ownership Commitment. Parent will hold a majority of its indirect ownership interest in Oncor for a period of more than five years after the closing date of the transaction.

26.	Compliance Report Commitment. For a period of five years after the closing date of the transaction, Oncor will make annual reports to the Commission regarding its compliance with these commitments.

27.
Name/Logo Commitment. Parent commits to maintaining a name and logo for Oncor that is separate and distinct from the names of Parent’s REP and wholesale generation companies or any other current or future Texas competitive affiliate, if any. For the sake of clarity, any Parent REP, wholesale generation company, or any other current or future Texas competitive affiliate will not use the Oncor name, trademark, brand, logo, or any other brand identifying features; nor will Oncor engage in joint marketing, advertising, or promotional efforts with any Parent REP, wholesale generation company, or any other current or future Texas competitive affiliate, in a manner that is inconsistent with the Public Utility Regulatory Act and the Commission's affiliate rules.

28.
Headquarters/Management Commitment. Oncor will maintain its separate headquarters and management in Dallas, Texas. Local management will remain the primary point of contact on all regulatory and operational matters.

29.
Oncor Senior Management Succession Plan. Effective upon closing of the transaction, Robert S. Shapard will assume the role of Executive Chairman of the Oncor Board, and E. Allen Nye, Jr. will assume the role of Chief Executive Officer of Oncor.

30.	Texas Utility Commitment. Oncor will continue to operate solely within the state of Texas as a public utility subject to the continuing jurisdiction of the Commission.

31.
Reliability. For purposes of Substantive Rule 25.52, system average interruption duration index (“SAIDI”) and system average interruption frequency index (“SAIFI”) standards should be calculated for Oncor’s current service area based on Oncor’s forced interruption performance for years 2014, 2015, and 2016. These standards should go into effect starting with the calendar year 2018.

32.
Reports of SAIDI and SAIFI to Commission. Oncor will report its actual system-level SAIDI and SAIFI statistics to the Commission in its Quarterly Performance Reports and yearly Service Quality Reports filed pursuant to 16 Tex. Admin Code (“TAC”) §25.81.

33.
Transaction Costs. None of the transaction costs will be borne by Oncor’s customers, nor will Oncor seek to include transaction costs in rates. For purposes of this commitment, “Transaction Costs” are those incremental costs paid to advance or consummate the Proposed Transaction. Examples of Transaction Costs include, but are not limited to: Parent employee time and expenses; Oncor change of control payments; certain executive severance costs related to the transaction; and third party costs, including bank advisors, external legal advisors, rating agencies, and expert witnesses and consultants in each case paid to advance or consummate the Proposed Transaction. Transaction Costs do not include Oncor employee time.

34.
Transition Costs. No Parent employee time and expenses, third party costs, fees, expenses or costs of the transition (“Transition Costs”) will be borne by Oncor’s customers, nor will Oncor seek to include Transition Costs in rates. Transition Costs are those costs necessary to integrate the two companies for Day 1 Readiness, including the one-time transition costs being incurred whether directly or indirectly through affiliate charges to transition Oncor to ownership by Parent and to integrate Oncor’s operations and systems with those of Parent. Provided, however, that Transition Costs do not include Oncor employee time, costs to achieve savings or synergies or costs that reflect reasonable and necessary costs in providing service to the public. “Costs to achieve” reflect amounts incurred to realize operating enhancements, efficiency gains, or costs reduction initiatives.

35.
Workforce. For two years after closing, each current Oncor employee who is employed on the closing date will be provided; (a) a base salary or wage rate no less favorable than the base salary or wage rate provided to such employee immediately prior to the closing date; (b) aggregate incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such employee immediately prior to the closing date; and (c) employee benefits that are substantially comparable in the aggregate to those provided to such employee immediately prior to the closing date. For two years after closing, Oncor will not implement any material involuntary workforce reductions (with respect to either field or corporate personnel) of Oncor employees.

36.
Collective Bargaining Agreements. With respect to any Oncor employee whose terms and conditions of employment are covered by a collective bargaining agreement, the terms and conditions of such employment will continue to be governed by the terms of the applicable collective bargaining agreement, as may be modified from time to time.

37.	Code of Conduct. Oncor will continue to conduct its activities in compliance with its existing code of conduct.

38.
Commission Jurisdiction. Oncor and Oncor Holdings will not own, operate, or construct capital assets outside of ERCOT without prior approval from the Commission or take any other action that would impair the Commission’s regulatory jurisdiction. Neither Oncor, Oncor Holdings, Parent nor their respective affiliates will take any action that would subject ERCOT assets to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”); provided, however, that FERC continues to have jurisdiction under sections 210, 211, and 212 of the Federal Power Act (“FPA”) and may direct transmission and interconnection services over certain existing facilities outside of ERCOT; provided further that the existing reliability and critical infrastructure standards administered by the North American Electric Reliability Corporation (“NERC”), through delegation of authority from FERC, may affect the operations of assets that are deemed part of the bulk electric system.

39.
Texas Reliability Entity. Oncor will not seek to have another NERC Regional Entity other than the Texas Reliability Entity serve as the lead regional entity responsible for monitoring Oncor’s activities and ensuring compliance with NERC Reliability Standards.

40.
Goodwill. Any costs of goodwill of Parent or its affiliates (including the pre-existing goodwill recognized by Oncor) will not be included in rate base, cost of capital, or operating expenses in future Oncor ratemaking proceedings. Write-downs or write-offs of goodwill will not be included in the calculation of net income for dividend payment purposes.

41.
Pushdown Accounting. Parent will not elect to apply pushdown accounting for the merger, i.e., the merger will have no impact on Oncor’s assets being acquired; and any incremental goodwill will not be allocated to, or recognized within, Oncor’s balance sheet.

42.
Tangible and Quantifiable Benefits. At a minimum, Oncor will provide the following tangible and quantifiable benefits associated with the merger. Oncor will provide monthly bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved until: final rates are set in the next Oncor base rate case after the Oncor base rate case currently filed. Savings will not be included in credits if already realized in rates. Interest Rate Savings refers to the improvement in Oncor’s borrowing costs post-close relative to those costs as of June 30, 2017 due to improvement in credit ratings and/or improvement in market spreads. Until final rates are set in the next Oncor base rate case after the Oncor base rate case that is currently filed, Oncor will file a report with the Commission every six months detailing any interest rate savings determined by the amount of debt issued by Oncor by at least 0.15% (amounts above 0.15% being based on actual interest rate savings by Oncor) and demonstrating a calculation of the credit. Parent and Oncor agree to work in good faith with interested parties, including TXU Energy Retail Company LLC, Texas Energy Association for Marketers, Alliance for Retail Markets, and NRG Companies, to determine an acceptable method for implementation of any bill credit to effectuate this commitment, as approved by the Commission. At a minimum, Oncor shall provide retail electric providers 45-day notice of the amount of any customer credits (e.g., for each customer class, the amount per kwh or per-customer credit that would apply) prior to the effective date of the credits and shall implement updated bill credits simultaneously with other changes in Oncor’s rates. In addition, one year after closing, Oncor will present a merger synergy savings analysis to the Commission and provide monthly bill credits to electric rates for inclusion in customer bills in an amount equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding, in which any total synergy savings shall be reflected in Oncor’s rates.

43.	LLC Agreements. The Oncor Holdings and Oncor LLC Agreements shall be amended to the extent necessary to effect all of the commitments herein.

44.
Competitive Shopping Platforms. Parent agrees that neither Oncor nor Oncor's subsidiaries will host or allow the Oncor name, trademark, brand, logo, or other identifying brand features to be used to promote a competitive retail electric shopping website.

Exhibit C

Requests for Information
Robert S. Shapard
E. Allen Nye, Jr.
David M. Davis

Exhibit D

Change of Control Individuals
Walter Mark Carpenter
Don J. Clevenger
David M. Davis
Deborah L. Dennis
James A. Greer
Michael E. Guyton
E. Allen Nye, Jr.
Robert S. Shapard

Exhibit C
New HoldCo Equity Interests Terms

Issuer of Equity:	Power Play BidCo LLC, a limited liability company
Tax Status:	New HoldCo is expected to be classified as a corporation for U.S. federal income, state and local tax purposes effective as of the date of formation.
Capital Structure:
The limited liability company interests of New HoldCo shall be represented by units.

As of the Effective Time, there are expected to be three outstanding classes of units of New HoldCo: (i) the Class A Units, (ii) the Class B Units and (iii) the Class C Units (collectively the “Units”), each having the terms described below and which will be set forth in a Limited Liability Company Agreement of New HoldCo (the “LLC Agreement”) (by which all holders of Units will be bound as a condition of issuance and delivery of their Units).

The Rollover Trust (as defined in the Plan of Reorganization) shall initially own all Class A Units, the Non-Rollover Trust (as defined in the Plan of Reorganization) shall initially own all Class B Units and Parent shall initially own all of the Class C Units.

The Rollover Trust shall be funded by the cash of the Backstop Parties (as defined in the Plan of Reorganization) plus the contributions of investors in the Rollover Trust. The Non-Rollover Trust shall be funded by the cash of the investors in the Non-Rollover Trust.

Parties to the LLC Agreement:	Parent, the Rollover Trust and the Non-Rollover Trust.
Creation of the Trusts:
The terms of each trust, and the rights and obligations of the certificates issued to investors in the Rollover Trust (the “Rollover Trust Certificates”) and Non-Rollover Trust (the “Non-Rollover Trust Certificates” and, collectively with the Rollover Trust Certificates, the “Trust Certificates” and such appurtenant interests in the Trusts, the “Trust Interests”), will be set forth in definitive trust agreements applicable to the respective trusts (the “Trust Agreements”), the material terms of which are set forth in this Exhibit. The board of each Trustee shall consist of three members, who shall each be independent from Parent and the holders of Trust Interests.

Liquidation Value:
In the event of (i) any voluntary or involuntary bankruptcy, liquidation, dissolution, or winding up of New HoldCo or any of its Subsidiaries or (ii) a sale of all or substantially all of the assets of New HoldCo or the sale of all of the issued and outstanding equity interests of New HoldCo, including by way of merger or restructuring (a “Sale Transaction”, and each of items (i) and (ii), a “Liquidation Event”), the Class A Unitholders, the Class B Unitholders and the Class C Unitholders will be entitled to receive the aggregate proceeds payable to the Unitholders in connection with such Liquidation Event on a pro rata basis with respect to the Class A Units, the Class B Units and the Class C Units then outstanding.

Other Distributions:
Distributions may be made, at such times and in such amounts as determined by the Board of Directors of New HoldCo (the “Board”), on a pro rata basis with respect to the Class A Units, Class B Units and the Class C Units then outstanding. Such determination shall be made by the majority vote of the Board.

Notwithstanding the foregoing, to the extent of available cash and to the extent not prohibited by New HoldCo’s or its subsidiaries’ financing agreements with lenders that are not Unitholders, New HoldCo shall make pro rata quarterly distributions to its Unitholders with respect to the taxable income generated by New HoldCo and its subsidiaries allocable to the Unitholders in a manner to be set forth in the LLC Agreement, assuming the highest applicable tax rates.

Transfer Restrictions; Drag-Along Rights; Tag-Along Rights; Right of First Offer:
Units: Until the fifth anniversary of the Closing Date, the Units may not be transferred (other than pursuant to the put and call rights below) without the prior consent of (i) Parent, (ii) the Rollover Trust and (iii) the Non-Rollover Trust.

From and after the fifth anniversary of the Closing Date, (i) Unitholders may transfer their Units subject to a customary right of first offer and tag-along rights in favor of the non-transferring Unitholders and (ii) Parent shall have customary drag-along rights in the event it elects to sell a specified percentage of its Class C Units or the Board approves a Sale Transaction. Neither Trust shall have drag-along rights.

Trust Certificates: The Rollover Trust Certificates will be issued pursuant to Section 1145 of the Bankruptcy Code. They will be freely tradable from issuance, subject to any securities laws restrictions and restrictions intended to prevent the Trust from being required to become a reporting company under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Rollover Trust Certificates may bear a legend evidencing these restrictions.

The Non-Rollover Trust Certificates will be issued pursuant to a private placement exemption under the U.S. Securities Act of 1933 (the “Securities Act”). They will be restricted securities eligible for resale only in a transaction registered under the Securities Act or that is exempt from such registration. The Non-Rollover Trust Certificates may also bear restrictions intended to prevent the Trust from being required to become a reporting company under the 1934 Act. The Non-Rollover Trust Certificates may bear a legend evidencing these restrictions.

Until the fifth anniversary of the Closing Date, the Non-Rollover Trust Certificates may not be transferred without the prior consent of (i) Parent and (ii) the Trustee for the Non-Rollover Trust. From and after the fifth anniversary of the Closing Date, holders may transfer their Non-Rollover Trust Certificates, subject to a customary right of first offer in favor of Parent and the restrictions described in the preceding paragraph.

Put Options:
On or after the three year anniversary of the Closing Date, the Rollover Trust (but not the Non-Rollover Trust) has the right to require Parent to purchase any or all of the number of Class A Units issued on the Closing Date at fair market value (calculated by an expert appraisal firm based on the fair market value of the Class A Units at the time of the exercise of the put option) in exchange for cash or shares of common stock of Parent or a combination thereof, at the election of Parent.

Call Option:
From and after the Closing Date, Parent shall have the right to purchase any or all of the number of Class A Units issued on the Closing Date (but not Class B Units) at fair market value (calculated by an expert appraisal firm based on the fair market value of the Class A Units at the time of the exercise of the call option) in exchange for cash or shares of common stock of Parent or a combination thereof, at the election of Parent.

Capital Calls and Preemptive Rights:
The Unitholders will be entitled to customary preemptive rights in respect of issuances by Parent BidCco or any of its controlled subsidiaries.
If the Board determines to pay down existing debt of New HoldCo or any of its controlled Subsidiaries, or if New HoldCo is unable to service its existing debt, New HoldCo shall initiate a capital call to the Unitholders on a pro rata basis with proportional adjustments to each Unitholder’s membership interest at fair market value. To the extent that any Unitholder elects not to participate pro rata in the capital calls to pay down the applicable debt, the Unitholders participating in the capital call will retain the right to contribute the shortfall amount of equity capital and the non-
contributing Unitholders will be diluted.

Information Rights:	New HoldCo shall grant customary information rights to Unitholders.

Voting Rights:
Each Class A Unit and Class B Unit confers the holder one vote per unit, subject to the restrictions on the Class C Units.
Each Class C Unit confers upon the holder one vote per Class C Unit unless: the number of Class C Units outstanding, as a percentage of the total number of Units outstanding exceeds 50.0%, then the voting rights of each Class C Unit shall decrease proportionately such that the total voting power of all Class C Units as a class does not exceed 50.0% of the aggregate voting power of New HoldCo; provided, that this restriction on the voting of the Class C Units shall cease once Parent owns more than 80% of the total outstanding Units.

Conversion:	Each Class A Unit and Class B Unit is convertible into a Class C Unit upon the transfer thereof to Parent.

Board Representation:
The Board shall initially consist of eight directors, four of which shall be selected by Parent (the “Class C Directors”) and four of which shall be selected by the Rollover Trust and the Non-Rollover Trust proportionally based on the number of total Units held by the Trusts (the “Class A Directors” or the “Class B Directors”, as applicable), and shall serve until successors are duly appointed.

Once Parent owns more than 80% of the total outstanding Units, the directors of New HoldCo shall be selected by Parent, the Rollover Trust and the Non-Rollover Trust proportionally based on the number of total Units held by such members.

The LLC Agreement shall contain a customary waiver of fiduciary duties in respect of the members of the Board.

The Board shall act by action of the majority of the whole Board.

Veto Rights:
The following decisions would require the approval the Unitholders holding 75% of the aggregate voting rights of New HoldCo:

•    the occurrence of any voluntary or involuntary bankruptcy, liquidation, dissolution, or winding up of New HoldCo or any of its controlled subsidiaries;
•    acquisitions of asset or interests in another person by New HoldCo or its controlled Subsidiaries, including by way of merger, in an amount in excess of an amount to be determined;
•    material amendments to the organizational documents of New HoldCo or its controlled Subsidiaries; and
•    appointment or removal of the Chief Executive Officer of New HoldCo

Subsidiary Boards:
The boards of directors/managers of Intermediary HoldCo, EFH and EFIH will each be constituted in the same manner as New HoldCo.

Parent shall have the right to make all nominations for the two directors that will be directed by Oncor Holdings to be designated to the Oncor board (each, an “EFIH-Designated Oncor Director”) and the directors at Oncor that must be officers of Oncor (each, an “Oncor Officer Director”).

(A) One of the EFIH-Designated Oncor Director and one of the Oncor Officer Director nominees shall be appointed by Parent and, (B) one of the EFIH-Designated Oncor Director and one of the Oncor Officer Director nominees shall be nominated by Parent and approved by a majority of the board of directors of EFIH.

Parent shall have the right to make all nominations for the two directors that will be directed by EFIH to be designated to the Oncor Holdings board (each, an “EFIH-Designated Oncor Holdings Director”) and the directors at Oncor Holdings that must be officers of Oncor Holdings (each, an “Oncor Holdings Officer Director”).

(A) One of the EFIH-Designated Oncor Holdings Director and one of the Oncor Holdings Officer Director nominees shall be appointed by Parent and, (B) one of the EFIH-Designated Oncor Holdings Director and one of the Oncor Holdings Officer Director nominees shall be nominated by Parent and approved by a majority of the board of directors of EFIH.

Once Parent owns more than 80% of the total outstanding Units, then a majority of the board of directors of EFIH shall be entitled to appoint all EFIH-Designated Oncor Holdings Directors, Oncor Holdings Officer Directors, EFIH-Designated Oncor Directors and Oncor Officer Directors.

Trust Termination:	Each Trust shall terminate once the particular Trust ceases to hold any Units and has distributed all proceeds from the sale or conversion of Units formerly held.
Governing Law:	Delaware

Exhibit D
Key Regulatory Terms
Parent commits that:
BOARD

45.
Separate Board Commitment. At closing and thereafter, Oncor Electric Delivery Company LLC (“Oncor”) will have a separate board of directors. If, at closing or thereafter, Sempra Energy (“Parent”) has competitive affiliates in Texas, the Oncor board of directors will not include any employees of Parent competitive affiliates in Texas, any members from the boards of directors of Parent’s competitive affiliates in Texas, or any individuals with direct responsibility for the management or strategies of such competitive affiliates.

46.
Independent Board Commitment. Oncor will have a board of directors comprised of at least thirteen (13) directors. Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) will have a board of directors comprised of at least ten (10) directors. A majority of the Oncor Holdings’ board members and Oncor’s board members will qualify as “independent” in all material respects in accordance with the rules and regulations of the New York Stock Exchange (“NYSE”) (which are set forth in Section 303A of the NYSE Listed Company Manual), from Parent and its subsidiaries. To the extent Parent has any competitive affiliates in Texas, Oncor Holdings’ and Oncor’s boards of directors would not include any employees of Parent’s competitive affiliates in Texas or any members from the boards of directors of Parent’s competitive affiliates in Texas.

a.
The Oncor Board shall have seven (7) Independent/Disinterested Directors, two (2) directors who will be officers of Oncor designated by Oncor Holdings only at the direction of Energy Future Intermediate Holding Company LLC (“EFIH”), two (2) directors who will be designated by Oncor Holdings only at the direction of EFIH, and two (2) directors who will be designated by the Minority Members (as that term is defined in the Oncor LLC Agreement) in accordance with the existing terms of the Oncor LLC Agreement. Any Oncor directors designated by EFIH are referred to as “EFIH Directors.”

b.
The Oncor Holdings Board shall have six (6) Independent/Disinterested Directors, two (2) directors who will be officers of Oncor Holdings designated by EFIH, and two (2) directors who will be designated by EFIH.

c.	The duties of the Board members of Oncor Holdings and Oncor will be to act in the best interests of Oncor consistent with the approved ring-fence and Delaware Law.

47.
Independence of Board Commitment. Oncor Holdings’ and Oncor’s Boards cannot be overruled by the board of Parent or any of its subsidiaries on dividend policy, debt issuance, capital expenditures, management and service fees, and appointment or removal of board members, provided that such actions may also require the additional approval of Oncor Holdings’ Board.

a.
The appointment or removal of the Chief Executive Officer or the Chief Financial Officer of Oncor shall require a majority vote of Oncor board of directors, which vote must include the unanimous vote of the EFIH Directors.

b.
Neither Oncor Holdings nor Oncor nor any of their subsidiaries may without the prior written consent of Parent: (1) enter into or authorize any material transactions with a third party outside ordinary course of business nor enter into any contract, or other similar agreement to effectuate such material transactions; or (2) institute an Oncor bankruptcy filing.

c.
Only the Oncor Holdings Nominating Committee can replace or remove any of the Independent/Disinterested Directors on the Oncor or Oncor Holdings Boards. If the Oncor Holdings Nominating Committee is required to fill a vacancy of an Independent Director on either the Oncor Holdings or Oncor Boards, the Nominating Committee will nominate a new director who is Disinterested. “Disinterested Directors” must: (1) be independent from Parent and its subsidiaries and affiliated entities in all material respects in accordance with the rules and regulations of the NYSE; and (2) have no material relationship with Parent or its subsidiaries or affiliated entities currently or within the previous ten years. Former officers of Oncor who otherwise meet these qualifications qualify as “Disinterested Directors.”

d.
The Independent/Disinterested Directors may make recommendations to the Oncor Holdings Nominating Committee for any new Disinterested Directors. The Oncor Holdings Nominating Committee will always have a majority of Independent/Disinterested Directors. The appointment of new disinterested directors to either the Oncor Holdings or Oncor Boards shall be subject to the approval by a majority vote of Independent/Disinterested Directors.

e.
A majority vote of the Independent and/or Disinterested Directors must approve an annual budget if the aggregate amount of such capital and operating and maintenance expenditures in such annual budget is more than a 10% decrease from the capital and operating and maintenance budget for the immediately prior fiscal year.

f.
The Independent and/or Disinterested Directors have the right to approve any amendments or changes to the key provisions of LLC Agreements relating to: (1) the Independent Board; (2) the rights and powers of Independent/Disinterested Directors; (3) removal of Directors; and (4) Delaware as controlling law. Changes to the key provisions of the LLC Agreements shall be subject to Commission approval.

DIVIDENDS

48.	Oncor Board’s Right to Determine Dividends Commitment. The Oncor Board, comprised of a majority of Independent/Disinterested Directors, will have the sole right to determine dividends.

a.	Any amendments or changes to the Dividend Policy have to be approved by a majority vote of the Independent/Disinterested Directors.

b.
The Independent/Disinterested Directors, acting by majority vote, shall have the authority to prevent Oncor or Oncor Holdings from making any dividend if they determine that it is in the best interest of Oncor to retain such amounts to meet expected future requirements of Oncor (including continuing compliance with the debt-to-equity ratio described in Section 10).

49.
Oncor Credit Ratings and Dividends Commitment. To eliminate concerns regarding a negative impact on Oncor resulting from Parent’s acquisition of Oncor, and in lieu of providing specifics regarding acquisition funding, Parent commits to the following:

a.
Parent will ensure that, as of the closing of the transaction, Oncor’s credit ratings at all three major ratings agencies (Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings) will be at or above Oncor’s credit ratings as of June 30, 2017; and

b.
If the credit rating by any one of the three major ratings agencies (Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings) fall below BBB (Baa2) for Oncor senior secured debt, then Oncor will suspend payment of dividends until otherwise allowed by the Commission.

DEBT

50.
Existing Legacy Debt and Liabilities. Immediately following the closing of the transaction, Parent will reduce the debt that resides above Oncor at EFIH and EFH, such that up to $3.12 billion of debt, in the aggregate, may be incurred and/or remain at reorganized EFH and/or reorganized EFIH. Parent further commits that such debt will be extinguished prior to maturity (i.e., in less than 7 years) and no new debt shall be incurred by reorganized EFH, reorganized EFIH, Power Play HoldCo LLC or Power Play BidCo LLC going forward.

51.
No Transaction-Related Debt at Oncor Commitment. Oncor will not incur, guaranty, or pledge assets in respect of any incremental new debt related to financing the transaction at the closing or thereafter. Oncor’s financial integrity will be protected from the separate operations of Parent’s affiliated retail electric provider (“REP”) or generation company, if any.

52.
Cross-Default Provisions, Financial Covenants or Rating Agency Triggers. Oncor will not include in any of its debt or credit agreements cross-default provisions between Oncor’s securities and the securities of Parent or any of its affiliates or subsidiaries. Oncor will not include in its debt or credit agreements any financial covenants or rating agency triggers related to Parent or any other Parent affiliate.

53.
Debt-to-Equity Ratio Commitment. Oncor’s debt will be limited so that its regulatory debt-to-equity ratio (as determined by the Commission) is at or below the assumed debt-to-equity ratio established from time to time by the Commission for ratemaking purposes. Oncor’s payment of dividends will be limited by compliance with the Commission-approved regulatory debt-to-equity ratio.

54.	No Inter-Company Debt Commitment. Oncor will not enter into any inter-company debt transactions with Parent affiliates (other than Oncor subsidiaries) following consummation of the transaction.

55.	No Inter-Company Lending Commitment. Oncor will not lend money to or borrow money from Parent or Parent’s affiliates (other than Oncor subsidiaries).

56.	Credit Facility Commitment. Oncor will not share credit facilities with Parent or Parent’s affiliates (other than Oncor subsidiaries).

57.	No Pledging of Assets/Stock Commitment. Oncor’s assets or stock shall not be pledged for any entity other than Oncor.

58.
No Recovery of Affiliate REP Bad Debt Commitment. If there is any Parent REP is affiliated with Oncor, Oncor will not seek to recover from its customers any costs incurred as a result of a bankruptcy of any Parent REP.

59.
Credit Rating Registration Commitment. Parent and Oncor will be registered with major nationally and internationally recognized bond rating agencies, such as Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings. Oncor’s ratings shall reflect the ring-fence provision contemplated herein in order to provide Oncor with a stand-alone (non-linked) credit rating.

BANKRUPTCY LIABILITIES

60.
Bankruptcy Expenses and Liabilities. Oncor will not seek recovery in rates of any expenses or liabilities related to EFH’s bankruptcy. This commitment includes the agreement that Oncor will not seek recovery in rates of amounts resulting from any: (1) tax liabilities resulting from the spin-off of Texas Competitive Electric Holdings Company LLC; (2) asbestos claims relating to non-Oncor operations of or under EFH; or (3) make-whole claims by creditors of EFH or EFIH set forth in the EFH and EFIH Plan of Reorganization. Oncor’s customers will not be required to pay for these items.
NON-CONSOLIDATION

61.
Non-Consolidation Legal Opinion. Parent agrees to obtain a non-consolidation legal opinion that provides that, in the event of a bankruptcy of Parent or any affiliate of Parent, a bankruptcy court would not consolidate the assets and liabilities of Oncor with Parent or any affiliate of Parent.

CAPEX

62.
Capital Expenditure Commitment. Oncor shall make minimum capital expenditures equal to a budget of at least $7.5 billion over the five-year period beginning January 1, 2018, and ending December 31, 2022, subject to the following adjustments to the extent reported to the Commission in Oncor’s quarterly earnings monitor report: Oncor may reduce capital spending due to conditions not under Oncor’s control, including, without limitation, siting delays, cancellations of projects by third-parties, weaker than expected economic conditions, or if Oncor determines that a particular expenditure would not be prudent.

CYBERSECURITY

63.
Cybersecurity Expenditure Commitment. Oncor shall make minimum cybersecurity expenditures equal to a budget of $35 million over the five-year period beginning January 1, 2018, and ending December 31, 2022. Oncor shall work cooperatively with other Parent entities with respect to cybersecurity issues.

AFFILIATE ISSUES

64.
Affiliate Asset Transfer Commitment. Neither Oncor Holdings nor Oncor will transfer any material assets or facilities to any affiliates (other than Oncor Holdings, Oncor, and their subsidiaries, which are hereinafter referred to as the “ring-fenced entities”), other than a transfer that is on an arm’s-length basis consistent with the Commission’s affiliate standards applicable to Oncor, regardless of whether such affiliate standards would apply to the particular transaction.

65.
Arm’s-Length Relationship Commitment. Each of the ring-fenced entities will maintain an arm’s-length relationship with Parent or Parent’s affiliates (other than the ring-fenced entities) consistent with the Commission’s affiliate standards applicable to Oncor.

66.
Separate Books and Records Commitment. Each of the ring-fenced entities will maintain accurate, appropriate, and detailed books, financial records and accounts, including checking and other bank accounts, and custodial and other securities safekeeping accounts that are separate and distinct from those of any other entity.

67.
FERC Preemption. Neither Oncor nor Parent or Parent’s affiliates will assert before the Commission or a Texas court of competent jurisdiction that the Commission is preempted pursuant to the Federal Power Act (e.g., under a FERC tariff) from making a determination regarding the prudence of affiliate costs sought to be allocated to Oncor.

ADDITIONAL COMMITMENTS

68.	Holding Company Commitment. Oncor Holdings will be retained between Parent and Oncor.

69.	Continued Ownership Commitment. Parent will hold a majority of its indirect ownership interest in Oncor for a period of more than five years after the closing date of the transaction.

70.	Compliance Report Commitment. For a period of five years after the closing date of the transaction, Oncor will make annual reports to the Commission regarding its compliance with these commitments.

71.
Name/Logo Commitment. Parent commits to maintaining a name and logo for Oncor that is separate and distinct from the names of Parent’s REP and wholesale generation companies or any other current or future Texas competitive affiliate, if any. For the sake of clarity, any Parent REP, wholesale generation company, or any other current or future Texas competitive affiliate will not use the Oncor name, trademark, brand, logo, or any other brand identifying features; nor will Oncor engage in joint marketing, advertising, or promotional efforts with any Parent REP, wholesale generation company, or any other current or future Texas competitive affiliate, in a manner that is inconsistent with the Public Utility Regulatory Act and the Commission's affiliate rules.

72.
Headquarters/Management Commitment. Oncor will maintain its separate headquarters and management in Dallas, Texas. Local management will remain the primary point of contact on all regulatory and operational matters.

73.
Oncor Senior Management Succession Plan. Effective upon closing of the transaction, Robert S. Shapard will assume the role of Executive Chairman of the Oncor Board, and E. Allen Nye, Jr. will assume the role of Chief Executive Officer of Oncor.

74.	Texas Utility Commitment. Oncor will continue to operate solely within the state of Texas as a public utility subject to the continuing jurisdiction of the Commission.

75.
Reliability. For purposes of Substantive Rule 25.52, system average interruption duration index (“SAIDI”) and system average interruption frequency index (“SAIFI”) standards should be calculated for Oncor’s current service area based on Oncor’s forced interruption performance for years 2014, 2015, and 2016. These standards should go into effect starting with the calendar year 2018.

76.
Reports of SAIDI and SAIFI to Commission. Oncor will report its actual system-level SAIDI and SAIFI statistics to the Commission in its Quarterly Performance Reports and yearly Service Quality Reports filed pursuant to 16 Tex. Admin Code (“TAC”) §25.81.

77.
Transaction Costs. None of the transaction costs will be borne by Oncor’s customers, nor will Oncor seek to include transaction costs in rates. For purposes of this commitment, “Transaction Costs” are those incremental costs paid to advance or consummate the Proposed Transaction. Examples of Transaction Costs include, but are not limited to: Parent employee time and expenses; Oncor change of control payments; certain executive severance costs related to the transaction; and third party costs, including bank advisors, external legal advisors, rating agencies, and expert witnesses and consultants in each case paid to advance or consummate the Proposed Transaction. Transaction Costs do not include Oncor employee time.

78.	Transition Costs. No Parent employee time and expenses, third party costs, fees, expenses or costs of the transition (“Transition Costs”) will be borne by Oncor’s customers, nor will

Oncor seek to include Transition Costs in rates. Transition Costs are those costs necessary to integrate the two companies for Day 1 Readiness, including the one-time transition costs being incurred whether directly or indirectly through affiliate charges to transition Oncor to ownership by Parent and to integrate Oncor’s operations and systems with those of Parent. Provided, however, that Transition Costs do not include Oncor employee time, costs to achieve savings or synergies or costs that reflect reasonable and necessary costs in providing service to the public. “Costs to achieve” reflect amounts incurred to realize operating enhancements, efficiency gains, or costs reduction initiatives.

79.
Workforce. For two years after closing, each current Oncor employee who is employed on the closing date will be provided; (a) a base salary or wage rate no less favorable than the base salary or wage rate provided to such employee immediately prior to the closing date; (b) aggregate incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such employee immediately prior to the closing date; and (c) employee benefits that are substantially comparable in the aggregate to those provided to such employee immediately prior to the closing date. For two years after closing, Oncor will not implement any material involuntary workforce reductions (with respect to either field or corporate personnel) of Oncor employees.

80.
Collective Bargaining Agreements. With respect to any Oncor employee whose terms and conditions of employment are covered by a collective bargaining agreement, the terms and conditions of such employment will continue to be governed by the terms of the applicable collective bargaining agreement, as may be modified from time to time.

81.	Code of Conduct. Oncor will continue to conduct its activities in compliance with its existing code of conduct.

82.
Commission Jurisdiction. Oncor and Oncor Holdings will not own, operate, or construct capital assets outside of ERCOT without prior approval from the Commission or take any other action that would impair the Commission’s regulatory jurisdiction. Neither Oncor, Oncor Holdings, Parent nor their respective affiliates will take any action that would subject ERCOT assets to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”);

provided, however, that FERC continues to have jurisdiction under sections 210, 211, and 212 of the Federal Power Act (“FPA”) and may direct transmission and interconnection services over certain existing facilities outside of ERCOT; provided further that the existing reliability and critical infrastructure standards administered by the North American Electric Reliability Corporation (“NERC”), through delegation of authority from FERC, may affect the operations of assets that are deemed part of the bulk electric system.

83.
Texas Reliability Entity. Oncor will not seek to have another NERC Regional Entity other than the Texas Reliability Entity serve as the lead regional entity responsible for monitoring Oncor’s activities and ensuring compliance with NERC Reliability Standards.

84.
Goodwill. Any costs of goodwill of Parent or its affiliates (including the pre-existing goodwill recognized by Oncor) will not be included in rate base, cost of capital, or operating expenses in future Oncor ratemaking proceedings. Write-downs or write-offs of goodwill will not be included in the calculation of net income for dividend payment purposes.

85.
Pushdown Accounting. Parent will not elect to apply pushdown accounting for the merger, i.e., the merger will have no impact on Oncor’s assets being acquired; and any incremental goodwill will not be allocated to, or recognized within, Oncor’s balance sheet.

86.
Tangible and Quantifiable Benefits. At a minimum, Oncor will provide the following tangible and quantifiable benefits associated with the merger. Oncor will provide monthly bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved until: final rates are set in the next Oncor base rate case after the Oncor base rate case currently filed. Savings will not be included in credits if already realized in rates. Interest Rate Savings refers to the improvement in Oncor’s borrowing costs post-close relative to those costs as of June 30, 2017 due to improvement in credit ratings and/or improvement in market spreads. Until final rates are set in the next Oncor base rate case after the Oncor base rate case that is currently filed, Oncor will file a report with the Commission every six months detailing any interest rate savings determined by the amount of debt issued by Oncor by at least 0.15% (amounts above 0.15% being based on actual interest rate savings by Oncor) and demonstrating a calculation of the credit. Parent and Oncor agree to work in good faith with interested parties, including TXU Energy Retail Company LLC, Texas Energy Association for Marketers, Alliance for Retail Markets, and NRG Companies, to determine an acceptable method for implementation of any bill credit to effectuate this commitment, as approved by the Commission. At a minimum, Oncor shall provide retail electric providers 45-day notice of the amount of any customer credits (e.g., for each customer class, the amount per kwh or per-customer credit that would apply) prior to the effective date of the credits and shall implement updated bill credits simultaneously with other changes in Oncor’s rates. In addition, one year after closing, Oncor will present a merger synergy savings analysis to the Commission and provide monthly bill credits to electric rates for inclusion in customer bills in an amount equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding, in which any total synergy savings shall be reflected in Oncor’s rates.

87.	LLC Agreements. The Oncor Holdings and Oncor LLC Agreements shall be amended to the extent necessary to effect all of the commitments herein.

88.
Competitive Shopping Platforms. Parent agrees that neither Oncor nor Oncor's subsidiaries will host or allow the Oncor name, trademark, brand, logo, or other identifying brand features to be used to promote a competitive retail electric shopping website.

89.
Equity Commitment. Parent agrees to work in good faith with the other beneficial owners of Power Play BidCo LLC and Oncor’s other members so that, as promptly as practicable and in no event later than 180 days after closing of the transaction, an equity investment is made in Oncor sufficient to achieve an equity to debt ratio to enable Oncor to achieve a capital structure consisting of 42.50% equity and 57.50% long-term debt, as described in paragraph I.B. of the Stipulation dated July 21, 2017 and filed in Application of Oncor Electric Delivery Company LLC for Authority to Change Rates, Docket No. 46957, Joint Motion to Admit Affidavit of Notice, Stipulation, and Supporting Testimony in Evidence; and Remand to the Commission for Review and Approval of Stipulation, Proposed Final Order, and Tariffs (Aug. 2, 2017).

Exhibit E
Private Letter Ruling and Tax Opinions
The following are the required Supplemental Rulings

(a)
A ruling or rulings reasonably acceptable to Parent and the Company, after accounting for the rulings in the Private Letter Ruling, to the effect that the Merger will not cause a failure of any applicable continuity of interest requirement under Section 355 with respect to the Reorganized TCEH Spin-Off.

(b)
A ruling or rulings reasonably acceptable to Parent and the Company, after accounting for the rulings in the Private Letter Ruling, to the effect that the Merger will not cause Section 355(d) to apply to the Reorganized TCEH Spin-Off.

(c)
In lieu of the rulings in clauses (a) and/or (b), above, a ruling or rulings reasonably acceptable to Parent and the Company, after accounting for the rulings in the Private Letter Ruling, to the effect that the Merger will not negatively impact the tax treatment of the Reorganized TCEH Spin-Off.

The following are “Fundamental Opinions”:

(a)
The following opinions of nationally recognized tax counsel or a Big Four accounting firm, who shall be permitted to rely upon reasonable representations, including a representation that the Debtors and Reorganized TCEH have no plan or intention at the time of the Merger to take, and have not taken, any action that is inconsistent with the Spin-Off Intended Tax Treatment, at a “should” level:

(i)	Taking into account the Merger, the Contribution, Reorganized TCEH Conversion, and Distribution should meet the requirements of Sections 368(a)(1)(G), 355, and 356 of the Internal Revenue Code.

(ii)
EFH should not recognize gain for U.S. federal income tax purposes as a result of the Contribution or the Reorganized TCEH Conversion other than gain recognized pursuant to the transfer of assets to the TCEH Preferred Stock Entity and the TCEH Preferred Stock Sale.

(iii)	EFH should recognize no gain or loss for U.S. federal income tax purposes upon the Distribution.

(b)
The following opinion of nationally recognized tax counsel or a Big Four accounting firm (who shall be permitted to rely upon reasonable representations, including a representation that the Debtors and Reorganized TCEH have no plan or intention at the time of the Merger to take, and have not taken, any action that is inconsistent with the Spin-Off Intended Tax

Treatment), at a “will” level that Section 355(g) will not apply to the Reorganized TCEH Spin-Off.